This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to
Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 27, 2024,
and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 377-07022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 2 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Mint Incorporation Limited
(Exact name of registrant as specified in its charter)

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British Virgin Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

503 Park Tower, 15 Austin Road,
Tsim Sha Tsui, Kowloon, Hong Kong
Tel: +852 2866-1663
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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c/o [Agent of Service]
[Address]
+1 [phone number]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Tel: +1 (212) 588-0022	Lan Lou, Esq. Jun He Law Offices LLC Suite 1919, 630 Fifth Avenue New York, NY 10111 Tel: +1 (917) 661-8175

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Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus.    A prospectus to be used for the public offering of [*] Class A Ordinary Shares of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus.    A prospectus to be used for the resale by the Selling Shareholders, [*] (“[*]”), set forth therein of [*] Class A Ordinary Shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers and back covers;

•        they contain different Offering sections in the Prospectus Summary section beginning on page 1;

•        they contain different Use of Proceeds sections on page Alt-2;

•        a Selling Shareholder section is included in the Resale Prospectus;

•        the Underwriting section from the Public Offering Prospectus on page 129 is deleted from the Resale Prospectus and a Selling Shareholder Plan of Distribution is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus on page Alt-6 deletes the reference to counsel for the underwriter.

The Registrant has included in this Registration Statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholders.

The information in this prospectus is not complete and may be changed. We and the Selling Shareholder will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED June 27, 2024

Mint Incorporation Limited

[            ] Class A Ordinary Shares

This is an initial public offering (the “Offering”) of [*] Class A ordinary shares of no par value (the “Class A Ordinary Shares”), of Mint Incorporation Limited (“Mint”, the “Company”, “we, “our”, “us”). The [*] Class A Ordinary Shares that we are offering, represents [*]% of the Class A Ordinary Shares following completion of the Offering. The existing shareholders of the Company, [*] (the “Selling Shareholders”), is offering an additional [*] Class A Ordinary Shares pursuant to the Resale Prospectus, representing [*]% of the Class A Ordinary Shares following the completion of this Offering. Following the Offering, [*]% of the Class A Ordinary Shares will be held by public shareholders, assuming the underwriters do not exercise the over-allotment option. We will not receive any of the proceeds from the sale of our Class A Ordinary Shares by the Selling Shareholder.

We anticipate that the initial public offering price (the “Offering Price”) will be between US$[*] and US$[*] per Class A Ordinary Share. Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MIMI”. This Offering is contingent upon us listing our Class A Ordinary Shares on the Nasdaq Capital Market, or Nasdaq. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering cannot be completed.

Mint Incorporation Limited’s issued share capital is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are the only class of Ordinary Shares being offered in this Offering. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Due to the disparate voting powers associated with our two classes of ordinary shares, upon completion of this offering, the two largest shareholders of our company, Deep Vision Enterprise Limited, a company controlled by Mr. Hoi Lung CHAN, our director and Chief Executive Officer, and I Sparks Enterprise Limited, a company controlled by Mr. Cheong Shing KU, our director and the Chairman of the Board, will beneficially own approximately [35.3]% and [30.5]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares, respectively; and together, [65.8]% of the aggregate voting power, assuming that the underwriters do not exercise their over-allotment option.

We will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of Mint’s voting power will be held by an individual, a group or another company immediately following the consummation of this offering. Nonetheless, following the consummation of this offering, Mint’s directors, officers and principal shareholders, Mr. Cheong Shing KU and Mr. Hoi Lung CHAN, will hold in aggregate approximately [*]% of the aggregate voting power of Mint’s issued and outstanding Class A and Class B Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option. As a result, if Mr. Ku and Mr. Chan act together, they will be able to control the management and affairs of the Company.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our Class A Ordinary Shares.

Mint Incorporation Limited, or Mint, is a holding company incorporated in British Virgin Islands (“BVI”). As a holding company with no material operations, Mint conducts all of its operations through its operating entity, Matter Interiors Limited (“Operating Subsidiary”), a company incorporated in Hong Kong. Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiary, but rather purchasing equity solely in Mint, the BVI holding company. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in Mint’s operations and/or a material change in the value of the securities Mint is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

All of our operations are conducted by our wholly-owned Operating Subsidiary in Hong Kong, which is a special administrative region of the PRC. We currently do not have any operations in Mainland China. We do not have any operation or maintain an office or personnel in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

However, since (1) our operations are located in Hong Kong, which is a special administrative region of the PRC, and (2) some of our customers are Mainland China companies, Mainland China individuals, or companies that have shareholders or directors that are Mainland China individuals, we are subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, and the legal and operational risks associated with operating in Mainland China also apply to our operations in Hong Kong. We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity, M&A and the oversight and control over overseas securities offerings by the PRC government. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes us. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•        may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong. However, due to the long-arm application of the current Mainland China laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page 30; and “Risk Factors — Risks Related to Doing Business in Hong Kong — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 35.

We are aware that, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Recent Regulatory Development in the PRC.” Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009, or the Archives Rules. The revised Archives Rules came into effect on March 31, 2023 together with the Trial Measures. The revised Archives Rules expand their application to cover indirect overseas offering and listing, by stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

According to Article 18 of the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. Despite the foregoing, the legal and operational risks that arise from operating in Mainland China also apply to businesses operating in Hong Kong and Macau.

However, there remains uncertainty as to how the Draft Measures, the Trial Measures and the Draft Rules Regarding Overseas Listing will be interpreted or implemented and whether the PRC regulatory agencies, including the Cyberspace Administration of China (the “CAC”) and CSRC. It is also possible that new PRC laws, regulations, rules, or detailed implementation and interpretation related to the Trial Measures may be adopted in the future, which could impact businesses operating in Hong Kong and Macau that engage in activities covered by these measures.

As advised by our PRC Counsel, Guangdong Wesley Law Firm, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor Operating Subsidiary is required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary was established and operate in Hong Kong, which is not a “domestic company” for the purposes of the Trial Measures, and (iii) businesses conducted by our Operating Subsidiary are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As of the date of this prospectus, neither the CAC, the CSRC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiary’s operations or this Offering. Therefore, the Company or its subsidiary is currently not required to obtain regulatory approval from the CAC, CSRC nor any other PRC authorities for its and its subsidiary’s operations in Hong Kong and this Offering. However, as advised by our PRC Counsel, Guangdong Wesley Law Firm, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 32.

Matter Interiors Limited, our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes. As advised by our PRC Counsel, Guangdong Wesley Law Firm, the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations will not have an impact on our business, operations or this Offering, neither we or our Operating Subsidiary, are covered by permission requirements from the CAC that is required to approve our subsidiary’s operations, as our Operating Subsidiary will not be deemed to be an “operator” or a “data processor” that are required to file for cybersecurity review before listing in the United States, because: (i) our Operating Subsidiary is incorporated in Hong Kong and operates in Hong Kong; and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to the offering by a company like ours; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million individual in Mainland China and we have acquired the our customers’ separate consents for collecting and storing of their personal information and data; (iii) all of the data of our customers that our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Based on Mainland China laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor our Operating Subsidiary, are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors. Therefore, no application to obtain permission or approval from the PRC authorities are required and no permissions or approvals have been denied as of the date of this prospectus.

However, as advised by our PRC Counsel, Guangdong Wesley Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, we believe that there remains significant uncertainty in the interpretation and enforcement of relevant Mainland China cybersecurity laws and other regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our Operating Subsidiary in Hong Kong, if our Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 35.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual in order to ensure personal data is collected on a fully-informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Compliance with PDPO and any such other existing or future data privacy related laws, regulations and governmental orders by us may entail significant expenses as we have to process the data in a secured manner by enhancing the security of our IT system from time to time and ensure that all data are properly collected and used; and any breach of PDPO could materially affect our business.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the Securities and Exchange Commission (“SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in California and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in November 2021. Our auditor is not affected by and not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or AHFCAA. These recent developments could also add uncertainties to this Offering and we cannot assure you that the NASDAQ Capital Market or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 41.

Mint has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Mint may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Mint, our holding company incorporated in BVI, to our Operating Subsidiary in Hong Kong through CKL Holding Limited (“CKL”), our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to Mint through CKL. If Mint intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiary to Mint through CKL in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Mint to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

We can distribute accumulated and realized profits (so far as not previously utilized by distribution or capitalization) available for distribution less its accumulated loss (to the extent that they have not been previously written off in a reduction or reorganization of capital) by dividends from our subsidiaries, including our subsidiary in Hong Kong, to Mint and shareholders and the U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as it thinks fit, if it is satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and Mint will be able to pay our debts as they become due. For the cash transfers between Mint and the Operating Subsidiary, and according to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the assets of such company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and that such company is able to satisfy its liabilities as they fall due in the ordinary course of its business. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of Mint’s subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Mint. Other than the above, we have not adopted, nor do we maintain, any cash management policies and procedures as of the date of this prospectus. Additionally, as of the date of this prospectus, there are no further BVI or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend.

Furthermore, as of the date of this prospectus, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Mint and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Mint and U.S. investors and amounts owed. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Mint, CKL or our Operating Subsidiary to transfer cash and/or assets. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of how the cash is transferred within our organization, see “Summary — Transfers of cash to and from our subsidiary” and “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” on page 3 and 38. See “Dividend Policy” for further details.

Mint, our BVI holding company, since its incorporation on October 18, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Mint and our subsidiaries, or by our Operating Subsidiary to Mint or CKL. For fiscal years ended March 31, 2023 and 2024, our Operating Subsidiary declared dividends in an aggregate of US$548,383 and nil directly to its then shareholders before the incorporation of Mint and CKL. Save as mentioned, our subsidiaries have not declared or made any dividends or other distribution for fiscal years ended March 31, 2023 and 2024. We do not have any present plan to declare or pay any dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 14 for additional information.

	Per Share	Total(4)
Offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds to the company before expenses(3)	US$	US$

____________

(1)      Initial public offering price per share is assumed as US$[*], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 129.

(3)      Excludes fees and expenses payable to the underwriters.

(4)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to [*] additional Class A Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this Offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$[*], the total underwriting discounts payable will be US$[*], and the total proceeds to us, before expenses, will be US$[*].

We expect our total cash expenses for this Offering to be approximately US$[*], including expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expense allowance, exclusive of the above discounts.

If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting” on or about [*] 2023.

PRIME NUMBER CAPITAL LLC

The date of this prospectus is [*], 2024

We and the Selling Shareholders have not, and the Underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Selling Shareholders are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares Is made to the public in the BVI. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed Offering, and only the prospectus dated hereof, is authorized by us to be used in connection with our proposed Offering. Our business, financial condition, results of operations, and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this Offering and the distribution of this prospectus applicable to those jurisdictions.

Until and including ________, 2024 (the 25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only, references to:

•        “Articles of Association” refers to the articles of association of Mint (as defined below) adopted on October 18, 2023;

•        “BVI” refers to the British Virgin Islands;

•        “BVI Act” refers to the BVI Business Companies Act, 2004 (as amended);

•        “CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

•        “Class A Ordinary Shares” refers to the class A ordinary shares of Mint (as defined below) of no par value;

•        “Class B Ordinary Shares” refers to the class B ordinary shares of Mint (as defined below) of no par value;

•        “FY2022”, “FY2023”, “FY2024” refer to fiscal year ended March 31, 2022, 2023 and 2024, respectively;

•        “Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;

•        “Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

•        “Memorandum” refers to the memorandum of association of Mint (as defined below) adopted on October 18, 2023;

•        “Memorandum and Articles of Association” refers to the Memorandum and the Articles of association;

•        “Mint” and “Company” refers to Mint Incorporation Limited, a BVI business company with limited liability incorporated under the laws of BVI, and the holding company of our businesses;

•        “Operating Subsidiary” refers to Matter Interiors Limited, a company with limited liability incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of Mint;

•        “Ordinary Shares” refers to Class A and Class B Ordinary Shares;

•        “PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

•        “PRC government” are to the government and governmental authorities of Mainland China for the purposes of this prospectus only;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “Selling Shareholders” refers to [*], the existing shareholders of the Company that are selling its Class A Ordinary Shares pursuant to the Resale Prospectus;

•        “US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

•        “U.S.”, or “United States” refers to the United States of America;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•        “We”, “Group”, “us”, “or “our” refer to Mint Incorporation Limited, the BVI holding company that will issue the Class A Ordinary Shares being offered, and its subsidiaries.

ii

Mint is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong through its operating subsidiary, our Operating Subsidiary, using Hong Kong dollars. The reporting currency of our Operating Subsidiary is Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at the following rates:

	For the years ended March 31,
	2023	2024
Average rate	7.84	7.82
	As of March 31,
	2023	2024
Year-end spot rate	7.85	7.83

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

iii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Company

Founded in 2018, we are a Hong Kong-based interior design and fit out works provider. We have a strategic focus on providing integrated and industry-specific interior design and fit out works for commercial properties. Our work encompasses offices of different industries and various kinds of retail stores with a view to reflect our customers’ corporate values and conceptualizing our customers’ brands. Our commercial projects cover internationally renowned retail stores, F&B outlet chains and offices and other premises of a premier charitable organization in Hong Kong. We also provide integrated interior design and fit out works for luxury residential properties in order to enhance both the aesthetics and functionality of the interior space.

Our projects can be broadly categorized into (i) Design services, in which we develop and create tailor-made interior design proposals; and (ii) Design and fit out services, in which we undertake overall project management, coordination and quality control, and supervise fit out works carried out by our subcontractors, complemented by other services such as repair and maintenance works and procurement of furniture and fit out materials, etc.

Industry Background

Interior design and fit out market refers to the market that offers integrated services aimed at visually and functionally enhancing the interior environment of buildings, with a primary objective to create habitable space that cater to the needs and comfort of the occupants. Interior design and fit out works are defined as the process to visually and functionally enhance the ambience of interior space. It generally includes design and decorating works ranging from design drawings, site works, and post-design consultancy and supervisory services performed by professional practitioners. Based on the types of buildings, interior design and fit out works services market can be divided into residential sector, commercial sector, industrial sector, community facilities sector, government institutions sector and others.

Competitive Landscape

The interior design and fit out market in Hong Kong is highly fragmented. In 2022, there were approximately two thousand establishments, with more than seven thousand individuals engaged in various aspects of the interior design and fit out works market in Hong Kong. Due to its highly fragmented nature, the interior design and fit out industry currently has no major leading players identified.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•        We are led by a dedicated management team with extensive industry experience and have a strong and experienced in-house design team.

•        We offer quality services through the adoption of well-established design quality internal control system.

•        We have stable relationships with a number of customers and strong working relationships with subcontractors.

•        We execute our projects effectively and efficiently to meet our customers’ requirements.

Business Strategies

We plan to grow our business by upgrading our current operations in Hong Kong and expand our operations to markets outside Hong Kong by pursuing the following business strategies:

•        We will further strengthen our interior design team and strategically expand our business operations into other geographic markets including the United States and the United Kingdom.

•        We will continue to enhance our brand recognition and sales and marketing strategy to expand customer base.

•        We plan to improve interaction with customer by developing web interface and our information technology systems.

•        We will pursue growth through selective mergers and acquisitions.

Corporate History

Mint Incorporation Limited was incorporated on October 18, 2023 as a BVI business company with limited liability under the laws of the BVI. As of the date of this prospectus, the Company is authorized to issue a maximum of [200,000] shares of no par value each divided into (i) [180,000] Class A Ordinary Shares of no par value and (ii) [20,000] Class B Ordinary Shares of no par value, of which [10,000] Class A Ordinary Shares and [5,000] Class B Ordinary Shares are issued and outstanding. Mint is a holding company and is currently not actively engaging in any business. This is an offering of the Class A Ordinary Shares of Mint.

CKL Holding Limited was incorporated on October 27, 2023 under the laws of the BVI with limited liability. CKL is a wholly owned subsidiary of Mint and is currently not actively engaging in any business.

Matter Interiors Limited, our Operating Subsidiary, was formed on November 16, 2018 under the laws of Hong Kong.

Corporate Structure

Mint Incorporation Limited, or Mint, is a holding company incorporated in British Virgin Islands. As a holding company with no material operations, Mint conducts all of its operations Matter Interiors Limited, our Operating Subsidiary, a company incorporated in Hong Kong. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in Mint’s operations and/or a material change in the value of the securities Mint is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investors are cautioned that you are buying shares of a BVI holding company with operations solely conducted in Hong Kong by its Operating Subsidiary. You are not directly investing in, and may never hold equity interests of Matter Interiors Limited. Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment.

Pursuant to the Public Offering Prospectus, we are offering [*] Class A Ordinary Shares, representing [*]% of the Class A Ordinary Shares issued and outstanding following completion of the Offering, assuming the underwriter does not exercise the over-allotment option. Furthermore, [*], the Selling Shareholder, is also offering an additional [*] Class A Ordinary Shares pursuant to the Resale Prospectus, representing [*]% of the Class A Ordinary Shares following the completion of this Offering. Following this Offering, assuming that the underwriters do not exercise their over-allotment option and the Selling Shareholder will sell all of the Class A Ordinary Shares offered for sale pursuant to the Resale Prospectus, [*]% of the Class A Ordinary Shares of the Company will be held by public shareholders.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of the prospectus and after this Offering (assuming no exercise of the over-allotment option by the underwriters and the Selling Shareholders will sell all of the Class A Ordinary Shares offered for sale pursuant to the Resale Prospectus):

As of the date of this prospectus, the two largest shareholders of our company, Deep Vision Enterprise Limited, a company controlled by Mr. Hoi Lung CHAN, our director and Chief Executive Officer, and I Sparks Enterprise Limited, a company controlled by Mr. Cheong Shing KU, our director and the Chairman of the Board, hold in aggregate approximately [65.8]% of the aggregate voting power of Mint’s issued and outstanding Class A and Class B Ordinary Shares. After this Offering, Mr. Chan and Mr. Ku, our directors, officers and principal shareholders will hold in aggregate approximately [*]% of the aggregate voting power of Mint’s issued and outstanding Class A and Class B Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this Offering, if Mr. Ku and Mr. Chan act together, will be able to control the management and affairs of our company.

Transfers of Cash to and from Our Subsidiary

Mint has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Mint may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Mint, our holding company incorporated in BVI, to our Operating Subsidiary in Hong Kong through CKL Holding Limited (“CKL”), our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to Mint through CKL. If Mint intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiary to Mint through CKL in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Mint to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

There is no restriction under the BVI Act on the amount of funding that Mint may provide to its subsidiary in Hong Kong (i.e., Mint to Operating Subsidiary) through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Mint. The Operating Subsidiary is also permitted under the laws of Hong Kong, to provide funding to Mint, through dividend distributions or payments, without restrictions on the amount of the funds.

We can distribute accumulated and realized profits (so far as not previously utilized by distribution or capitalization) available for distribution less its accumulated loss (to the extent that they have not been previously written off in a reduction or reorganization of capital) by dividends from our Operating Subsidiary in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and Mint will be able to satisfy our debts as they fall due in the ordinary course of business. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Mint and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Mint and U.S. investors and amounts owed. See “Regulations” on page 89 and “Dividend Policy” on page 52.

However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Mint, CKL or our Operating Subsidiary to transfer cash and/or assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Such restrictions and limitations may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

For fiscal years ended March 31, 2023 and 2024 and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our holding company, CKL and Operating Subsidiary; and Mint, our holding company, has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by our Operating Subsidiary to CKL and our holding company, or by CKL to our holding Company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Mint and our subsidiaries, or by our Operating Subsidiary to Mint or CKL. For fiscal years ended March 31, 2023 and 2024, our Operating Subsidiary declared dividends in an aggregate of US$548,383 and $nil directly to its then shareholders before the incorporation of Mint and CKL. Other than the US$548,383 and $nil declared by our Operating Subsidiary, our other subsidiaries have not declared or made any dividends or other distribution to their shareholders in FY2023 and FY2024.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, funds or assets may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” on page 38, and the audited combined financial statements and the accompanying footnotes beginning on F-2 of this prospectus, for more information.

Risk Factors Summary

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors”. The following is a summary of what we view as our most significant risk factors:

Risks Relating to our Business and Operations

We face risks and uncertainties relating to our business and operation, including, but not limited to the following:

•        The interior design business is project-based and profitability is dependent on the negotiated terms under each of the agreement through our Operating Subsidiary, and may vary from project to project. In addition, the overall gross profit margin is affected by strategies from time to time. our Operating Subsidiary’s past performance does not indicate future performance (see page 19 of this prospectus).

•        The cost of sales of our Operating Subsidiary has historically fluctuated. If our Operating Subsidiary experiences any significant/material increase in cost of sales, its gross profit margin might decrease and the business operations and financial position might be materially and adversely affected (see page 19 of this prospectus).

•        The estimated project costs could be inaccurate and any cost overruns in projects may reduce the profits of our Operating Subsidiary and adversely affect our financial performance (see page 20 of this prospectus).

•        Our Operating Subsidiary invests significant time and cost in the design stage. If potential customers are not satisfied with our Operating Subsidiary’s interior design proposals and do not engage us for our services, our business and financial performance could be adversely affected (see page 20 of this prospectus).

•        Our Operating Subsidiary relies heavily on its recurring customers for business, and its means of obtaining new business is limited (see page 20 of this prospectus).

•        A significant portion of total revenue of our Operating Subsidiary was derived from a few major customers. A high concentration of its revenue from a few major customers means that loss of business from any of them may have a significant negative impact on its business and financial performance (see page 20 of this prospectus).

•        If our Operating Subsidiary was to become unable to anticipate or tailor its interior design to its customers’ preferences, its financial performance could be adversely affected (see page 21 of this prospectus).

•        Our Operating Subsidiary is exposed to liquidity risk and the credit risk of its customers (see page 21 of this prospectus).

•        If our Operating Subsidiary fails to meet certain standards in relation to the quality, safety or environmental aspects of its work, we may incur additional costs in remedying the defects and its reputation may suffer (see page 21 of this prospectus).

•        The success of our Operating Subsidiary depends on customers’ perception of the quality of its work and its ability to satisfy possibly multiple interested parties in any given project (see page 21 of this prospectus).

•        Negative publicity or damage to the reputation of our Operating Subsidiary may have adverse an impact on its business, growth prospects and financial performance (see page 21 of this prospectus).

•        We may face warranty claims by our customers (see page 22 of this prospectus).

•        We depend on our core management personnel in operating our business. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any failure in retaining our key management personnel or hiring suitable talents may be detrimental to our business and prospects (see page 22 of this prospectus).

•        Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations (see page 22 of this prospectus).

•        Our Operating Subsidiary’s financial performance relies on designers and other skilled workers hired by it to complete the projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that our Operating Subsidiary will be able to retain its existing designers and other skilled workers or recruit additional qualified professionals to support its future operations and growth. Any failure to do so may adversely affect the business and growth (see page 22 of this prospectus).

•        Fit out work can be labor-intensive. If subcontractors of our Operating Subsidiary experience any shortage of labor or significant increase in labor costs, or more expenses may be incurred, projects may be delayed or our Operating Subsidiary may not be able to pass on such cost to the customers and, in turn its profitability may be adversely affected (see page 23 of this prospectus).

•        Our Operating Subsidiary’s business depends on materials suppliers and subcontractors to complete its projects (see page 23 of this prospectus).

•        Our Operating Subsidiary’s business relies on subcontractors to comply with relevant laws, rules and regulations. If subcontractors fail to comply with any laws, rules and regulations, our financial performance and business operation may be adversely affected and we may be subject to prosecution (see page 23 of this prospectus).

•        Our Operating Subsidiary relies on the seamless communication and cooperation among its staff to ensure smooth completion of projects (see page 24 of this prospectus).

•        Disruptions of our supply chain could have a material adverse effect on our operating and financial results (see page 24 of this prospectus).

•        Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing our projects (see page 24 of this prospectus).

•        A sustained outbreak of the COVID-19 pandemic and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial conditions (see page 24 of this prospectus).

•        There is no guarantee that safety measures and procedures implemented by our Operating Subsidiary at works sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims and legal proceedings against us, arising from work injuries or accidents, and/or property damage (see page 25 of this prospectus).

•        Our operations present hazards and risks, and our Operating Subsidiary’s insurance policies may be insufficient to cover all liabilities arising from claims and litigation (see page 25 of this prospectus).

•        Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position (see page 25 of this prospectus).

•        We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations (see page 26 of this prospectus).

•        We currently are in the progress of registering all trademarks in relation to our trading names and services and we therefore have to rely on common law trademark protection until we register our trademark (see page 26 of this prospectus).

•        We may not be able to implement our business strategies and expansion plans effectively to achieve future growth (see page 26 of this prospectus).

•        We may not be successful in our future acquisitions, and we may face difficulties in integrating acquired businesses with our existing business (see page 27 of this prospectus).

•        We rely on information technology systems to process transactions, summarize results, and manage our business. Disruptions in both our primary and back-up systems could adversely affect our business and operating results (see page 27 of this prospectus).

•        Successful cyber-attacks and the failure to maintain adequate cyber-security systems and procedures could materially harm our operations (see page 28 of this prospectus).

•        Loss, corruption and misappropriation of data and information relating to customers could materially adversely affect our operations (see page 28 of this prospectus).

Risks Relating to the Industry in which we Operate

We face risks and uncertainties relating to the industry in which we operate, including, but not limited to the following:

•        Our Operating Subsidiary faces a high level of competition in the interior design industry in Hong Kong (see page 28 of this prospectus).

•        We are affected by the development and growth in the commercial property development industry in Hong Kong (see page 28 of this prospectus).

•        Our Operating Subsidiary’s business may suffer if it does not respond effectively to changes in regulatory and industry standards (see page 29 of this prospectus).

•        Our Operating Subsidiary may experience project delays and incur increased labor costs upon being subject to additional potential liabilities under labor and other laws and regulations in relation to climate change (see page 29 of this prospectus).

•        Cancellation of the mandatory provident fund (“MPF”) offsetting arrangement may result in an increase in our Operating Subsidiary’s direct labor costs (see page 29 of this prospectus).

•        Our Operating Subsidiary’s business is affected by the conditions of the Hong Kong economy and property market and the performance of the relevant business sectors (see page 30 of this prospectus).

Risks Relating to Doing Business in Hong Kong

We face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to the following:

•        All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain (see page 30 of this prospectus).

•        There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless (see page 32 of this prospectus).

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business (see page 35 of this prospectus).

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless (see page 35 of this prospectus).

•        The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business (see page 36 of this prospectus).

•        The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering (see page 36 of this prospectus).

•        There are political risks associated with conducting business in Hong Kong (see page 37 of this prospectus).

•        Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments (see page 37 of this prospectus).

Risks Relating to Our Corporate Structure

There are risks and uncertainties relating to our corporate structure, including, but not limited to the following:

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, funds or assets may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless (see page 38 of this prospectus).

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong (see page 38 of this prospectus).

•        You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws (see page 39 of this prospectus).

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law (see page 39 of this prospectus).

Risks Relating to our Class A Ordinary Shares and this Offering

There are risks and uncertainties relating to our Class A Ordinary Shares and this Offering, including, but not limited to the following:

•        We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Such dual-class voting structure will limit your ability to influence corporate matters, and allow our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders, which could severely limit the ability of other shareholders to influence matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial (see page 40 of this prospectus).

•        We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares (see page 41 of this prospectus).

•        Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three (see page 41 of this prospectus).

•        There has been no public market for our Class A Ordinary Shares prior to this Offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all (see page 43 of this prospectus).

•        We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (see page 43 of this prospectus).

•        Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares (see page 44 of this prospectus).

•        Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders (see page 45 of this prospectus).

•        You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased (see page 45 of this prospectus).

•        Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares (see page 45 of this prospectus).

•        If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline (see page 45 of this prospectus).

•        We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively (see page 45 of this prospectus).

•        Our existing shareholders that are not included in this registration statement will be able to sell their Class A Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144 (see page 46 of this prospectus).

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences (see page 46 of this prospectus).

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities (see page 46 of this prospectus).

•        If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them (see page 47 of this prospectus).

•        We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors (see page 47 of this prospectus).

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company (see page 48 of this prospectus).

•        We are a “foreign private issuer” and a BVI company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see page 48 of this prospectus).

•        If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 49 of this prospectus).

Regulatory Development in the PRC

We are a holding company incorporated in the BVI with all of the operations conducted by our Operating Subsidiary in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, M&A and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

Cybersecurity review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future.

Our Operating Subsidiary may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). As advised by our PRC Counsel, Guangdong Wesley Law Firm, we do not expect the Measures to have an impact on our business, operations or this Offering, given that (i) our Operating Subsidiary is incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). As further advised by our PRC Counsel, Guangdong Wesley Law Firm, we believe that our Operating Subsidiary will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiary was incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we do not believe we are covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, as advised by our PRC Counsel, Guangdong Wesley Law Firm, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this Offering and the listing and trading of our Class A Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

As of the date of this prospectus, we have no operations in Mainland China. Our Operating Subsidiary is located, and operates, in Hong Kong, a special administrative region of the PRC. As advised by our PRC Counsel, Guangdong Wesley Law Firm, we believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this prospectus. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, as advised by our PRC Counsel, Guangdong Wesley Law Firm, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permission required from Hong Kong and PRC authorities

We have been advised by TC & Co., our counsel as to the laws of Hong Kong, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, Mint, CKL and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, apart from business registration certificates, Mint and our Operating Subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiary has received all requisite permissions or approvals from the Hong Kong authorities to operate their business in Hong Kong, including but not limited to their business registration certificates.

As advised by our PRC Counsel, Guangdong Wesley Law Firm, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Class A Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As further advised by Guangdong Wesley Law Firm, Mint, CKL, and our Operating Subsidiary, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this prospectus. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay”, “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. As a foreign private issuer, we are not generally required to provide quarterly financial information to the shareholders. However, once listed on Nasdaq, we will be required to file an interim balance sheet and income statement as of the end of our second quarter. These interim financial statements are not required to reconcile to US GAAP, but they must be provided no later than 6 months following the end of our second quarter. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in November 2021. As of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Relating to our Class A Ordinary Shares and this Offering — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 41.

Corporate Information

Our principal executive office is located at 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong. The telephone number of our principal executive office is +852 2866-1663. Our registered agent in the BVI is Ogier Global (BVI) Limited. Our registered office and our registered agent’s office in the BVI are both located at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands. Our agent for service of process in the United States is [*], located at [*]. We maintain a website at https://mattero.com/. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Shares Offered:	[*] Class A Ordinary Shares, excluding exercise of the over-allotment discussed below
[*] Class A Ordinary Shares, assuming full exercise of the over-allotment
Shares Issued and Outstanding Prior to the Offering:	[*] Class A Ordinary Shares and [*] Class B Ordinary Shares
Ordinary shares

Mint will issue [*] Class A Ordinary Shares in this Offering, or up to [*] Class A Ordinary Shares, assuming full exercise of the over-allotment. Our issued and outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares.

Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty (20) votes.

The Class B Ordinary Shares are convertible into Class A Ordinary Shares, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one Class A Ordinary Share for each Class B Ordinary Share. The holder of Class B Ordinary Shares would have, upon conversion of its Class B Ordinary Shares into Class A Ordinary Shares, one vote per Class A Ordinary Share held on all matters submitted to a vote of our shareholders. The Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Shares Issued and Outstanding after the Offering:	[*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriters exercise the over-allotment option in full) and [*] Class B Ordinary Shares.
Over-Allotment:	Mint has granted to the underwriters the option, exercisable for [*] days from the date of this prospectus, to purchase up to [*] additional Class A Ordinary Shares.
Assumed Offering Price per Class A Ordinary Share:	US$[*] per Class A Ordinary Shares
Gross Proceeds:	Approximately US$[*], excluding proceeds from the exercise of the Underwriters’ over-allotment option
Lock-up

We, our directors, officers, and 5% or greater shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Class A Ordinary Shares for a period of 180 days from the date of this Offering. See “Underwriting” for more information.

Proposed trading market and symbol:	We intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MIMI”.
Transfer Agent:	[*]
Risk Factors:

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Class A Ordinary Shares.

Use of Proceeds:	We intend to use the proceeds from this Offering for:
• Approximately 30% for increasing operating scale and expanding business and geographic coverage including the United States of America and the United Kingdom;
• Approximately 30% for potential strategic investment and acquisitions;
• Approximately 10% for upgrading IT services; and
• The balance, approximately 30%, to fund working capital and for other general corporate purposes.
As of the date of this prospectus, we have not identified any specific investment or acquisition opportunities.
See “Use of Proceeds” for more information.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and, in the documents, referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Operations

The interior design business is project-based and profitability is dependent on the negotiated terms under each of the agreement through our Operating Subsidiary, and may vary from project to project. In addition, the overall gross profit margin is affected by strategies from time to time. Our Operating Subsidiary’s past performance does not indicate future performance.

The business of our Operating Subsidiary is project-based. During FY2023 and FY2024, our Operating Subsidiary did not enter into any long-term agreement or arrangement with any customers. The customers normally engage our Operating Subsidiary on an as-needed basis and suit their interior design and fit out needs for each project. The terms of the project agreements are negotiated independently. Therefore, the key terms of the agreements, namely, the scope of services, fees, the method and timing of payment vary from project to project. Moreover, various factors, such as the budget of the customers and the general market conditions, are unpredictable and beyond our control. As such, there is no guarantee that the profitability achieved in a given project can be replicated in the future.

As such, changes in the pricing strategy and corporate strategy may affect our Operating Subsidiary’s overall gross profit margin ratio and other aspects of business performance. Any historical gross profit margin ratio of our Operating Subsidiary is an analysis of its past gross profit margin ratio only and may not necessarily reflect the future gross profit margin ratio, which will depend to a large extent on the ability to secure new projects with a higher gross profit margin ratio. If more projects are undertaken with a lower gross profit margin ratio, our Operating Subsidiary’s gross profit margin ratio may be materially and adversely affected. The past performance of our Operating Subsidiary does not indicate future performance.

The cost of sales of our Operating Subsidiary has historically fluctuated. If our Operating Subsidiary experiences any significant/material increase in cost of sales, its gross profit margin might decrease and the business operations and financial position might be materially and adversely affected.

Our Operating Subsidiary generally derives its revenue from service contracts, with each contract sum being determined with reference to quotations that are formulated on a cost-plus margin basis and substantially agreed upon between customers and our Operating Subsidiary at the time when a project is awarded to it. A contract sum may be adjusted in certain circumstances which were originally stipulated in a contract, in circumstances in which the provision of additional services or changes in specifications under variation orders is requested by a customer. The management and project managers will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce the profit margin and affect the financial performance of our Operating Subsidiary. If the project managers fail to keep the costs within the initial budget, the business operation and financial results may be adversely affected.

Since the service fees are generally pre-determined when a project is awarded to our Operating Subsidiary, any substantial increase in the cost of sales may materially and adversely affect the results of operations and financial condition. Our Operating Subsidiary does not enter into long-term supply contracts with its suppliers or subcontractors, so there is no assurance that they will not significantly increase the prices of their fit out materials and subcontracting charges in the future. There is also no assurance that our Operating Subsidiary will be able to pass any increase in costs of sales to the customers in order to maintain gross profit margins.

Our Operating Subsidiary engages subcontractors to perform fit out works on a project-by-project basis and its subcontractors will purchase and procure fit out materials designated by us. Under the contracts entered into between customers and our Operating Subsidiary, our Operating Subsidiary is generally liable to our customers for the quality of the works. In the event that the works performed by its subcontractors are not up to standard or customers’ satisfaction, our Operating Subsidiary may incur extra costs to rectify the works and hence our financial performance may be adversely affected.

The estimated project costs could be inaccurate and any cost overruns in projects may reduce the profits of our Operating Subsidiary and adversely affect our financial performance.

Pricing of projects is based on the estimated time and costs. Our Operating Subsidiary has to estimate the time and costs involved in a project before it enters into contracts with its customers and engages its subcontractors. There is no assurance that the actual time and costs of a project will not exceed such estimates. In the event that our Operating Subsidiary fails to properly or accurately estimate the time and costs of a project, or if there is any unforeseen factor leading to any substantial increase in such time and costs, our Operating Subsidiary may be subject to cost overruns and liquidated damages or compensation claimed by customers. This will result in a lower profit margin and the financial performance may be materially and adversely affected.

Our Operating Subsidiary invests significant time and cost in the design stage. If potential customers are not satisfied with our Operating Subsidiary’s interior design proposals and do not engage us for our services, our business and financial performance could be adversely affected.

Our Operating Subsidiary’s in-house design team develops tailor-made interior design proposals for each of its customers based on their needs and requirements. Orders are only confirmed after our Operating Subsidiary has prepared interior design proposals and made a presentation to its customers. In the event that potential customers decide not to engage our Operating Subsidiary after receiving the interior design proposals presented to them, any time and costs incurred in the design stage would be wasted and our business and financial performance could be adversely affected. Our Operating Subsidiary’s original artistic work (such as drawings) or animation qualify for copyright protection under the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), infringement of any such copyright is civilly actionable. Our Operating Subsidiary may claim against potential customers for the infringement of copyrighted material if they use the proposed designs without engaging our Operating Subsidiary. However, handling of legal proceedings and disputes can be both costly and time-consuming, and may significantly divert the efforts and resources of our management.

Our Operating Subsidiary relies heavily on its recurring customers for business, and its means of obtaining new business is limited.

The current business strategies of our Operating Subsidiary rely heavily on recurring customers who consistently provide it with business and opportunities, as well as customers referred through word-of-mouth. For FY2023 and FY2024, our Operating Subsidiary had 8 and 16 recurring customers, respectively. These recurring customers represented approximately 24% and 47% of the total number of the customers, respectively, for the corresponding fiscal year. Although as part of its business strategy, our Operating Subsidiary plans to conduct marketing campaigns to enhance customer awareness of its brand, it has not made significant investments in marketing to the general public in the past. Our Operating Subsidiary also has limited experience in direct marketing and competing with other market participants in bidding or open tenders for projects. As a result, our Operating Subsidiary may not be successful in attracting certain types of new customers and this may affect its growth potential.

A significant portion of total revenue of our Operating Subsidiary was derived from a few major customers. A high concentration of its revenue from a few major customers means that loss of business from any of them may have a significant negative impact on its business and financial performance.

In FY2023 and FY2024, the top five customers contributed to approximately 59.3% and 57.4%, respectively, of our total revenue. The top customer for FY2023 contributed 18.1% of our total revenue for the same year, whilst the top customer for FY2024 contributed 16.2% of our total revenue for the same year. Our Operating Subsidiary may not be engaged by its customer in the future, because a customer (i) may not require interior design and/or fit out services at all; (ii) may not have the budget for conducting interior design or fit out works; (iii) may require interior design or fit out services but choose to engage another contractor instead of us; or (iv) any other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on the business and financial performance of our Operating Subsidiary.

If our Operating Subsidiary was to become unable to anticipate or tailor its interior design to its customers’ preferences, its financial performance could be adversely affected.

Our Operating Subsidiary is responsible for developing interior design ideas for its projects and secures projects after the presentation of its design ideas. Customers generally compare design ideas and quotations of various works providers and select the design and fit out works which are the most suitable for them. Our Operating Subsidiary’s success depends on its capability to anticipate customer preferences and develop interior design ideas which are suitable and preferred by its customers or potential customers. Our Operating Subsidiary continuously monitors changes in interior design trends through attendance at international industry events, internal marketing research, and regular communication with its suppliers and interior design professionals who provide valuable input on market trends. However, as customer preferences for interior designs are highly subjective in nature, our Operating Subsidiary may fail to anticipate or respond effectively to customer preferences or changes to their preferences. In such event, its financial performance could be adversely affected.

Our Operating Subsidiary is exposed to liquidity risk and the credit risk of its customers.

In general, customers pay fees within 30 to 90 days after it issues an invoice. However, there is a possibility that customers will delay or even refuse payment of fees, whether because of their own financial situation or other reasons. In any event, our Operating Subsidiary is exposed to the credit risk of its customers, which, in turn, causes unpredictability in our cash flows which translates into liquidity risk to our business.

If our Operating Subsidiary fails to meet certain standards in relation to the quality, safety or environmental aspects of its work, we may incur additional costs in remedying the defects and its reputation may suffer.

Some of our Operating Subsidiary’s customers require it to commit to technical standards with respect to design, safety or environmental requirements. Our Operating Subsidiary may be required to rectify any fit out defects under the terms of its quotations or under a defects liability period, which could lead it to incur significant additional costs. Any such defects could also cause reputational harm, which could discourage business opportunities or new customers. Moreover, severe technical defects could lead to incidents of personal injuries or property damages, which could result in expensive and time-consuming litigation and damage payments. If any of the foregoing events occur, our business and financial performance could be materially and adversely affected.

The success of our Operating Subsidiary depends on customers’ perception of the quality of its work and its ability to satisfy possibly multiple interested parties in any given project.

Our Operating Subsidiary’s success depends largely on its ability to meet customers’ expectations in relation to the qualities of the design ideas, the ultimate finished product, customer services and relationship management skills, among many other factors. However, priorities and perception of quality may vary substantially between customers, because of their practical needs and personal preferences. Furthermore, in the case of corporate customers, the interested parties involved may not be limited to an individual, but also the requirements and preferences of their parent companies, their different departments and the ultimate end-users. Our Operating Subsidiary cannot be certain that it will be able to satisfy all diverse needs and preferences of every interested party, and be able to adequately prioritize and balance such needs and preferences in the case of conflicts between all interested parties in the future projects.

Negative publicity or damage to the reputation of our Operating Subsidiary may have adverse an impact on its business, growth prospects and financial performance.

The success of us and our Operating Subsidiary relies on its ability to maintain a good reputation, as a good reputation generally attracts potential customers and help us obtain business from our customers. On the contrary, negative publicity associated with our Operating Subsidiary could result in the loss of customers or lead to increasing difficulty in securing new projects. If any customer who is not satisfied with the design and fit out works, whether justified or not, raises any complaint regarding us, and such complaint comes to the attention of the public, our growth prospects and financial performance may be adversely affected.

We may face warranty claims by our customers.

It is a common industry practice that a defects liability period is given by our Operating Subsidiary to our customers during which we are liable at our own expenses for rectifying all our works defects. Our Operating Subsidiary relies generally give a defects liability period of six to twelve months for our works, depending on the size of the projects involved, individual customers’ requirements and bargaining power. If there is any rectification required for material during the defects liability period, the costs involved with such rectification may not be recoverable from our customers and we may need to bear all costs to rectify the defects. Our business operations and financial condition would be materially and adversely impacted.

We depend on our core management personnel in operating our business. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any failure in retaining our key management personnel or hiring suitable talents may be detrimental to our business and prospects.

Our success and growth have largely been attributed to the efforts and experiences of our core management personnel. In particular, our directors — Mr. Cheong Shing KU (“Mr. Ku”) and Mr. Hoi Lung CHAN (“Mr. Chan”) — have a long history of working with our customers and understands the customers’ corporate culture, needs and requirements. Mr. Ku and Mr. Chan both have over 15 years of experience in the interior design and fit out industry, respectively. They also have well-established relationships with the suppliers. If any of our directors or our senior management ceases to be involved in the management of our Group in the future and our Group is unable to find suitable replacement in a timely manner, there could be an adverse impact to our business, results of operations and profitability of our Group. Moreover, it would be detrimental to us if any of our key personnel or senior management joins our competitors or forms a company that competes with our Group. Under such circumstances, our competitive position and business prospects may be materially and adversely affected.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this Offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our Operating Subsidiary’s financial performance relies on designers and other skilled workers hired by it to complete the projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that our Operating Subsidiary will be able to retain its existing designers and other skilled workers or recruit additional qualified professionals to support its future operations and growth. Any failure to do so may adversely affect the business and growth.

There is a limited pool of designers and other skilled workers with the requisite skills, know-how and experience required for our Operating Subsidiary’s business. As the quality of designs and technical know-how are of critical importance to the business, attracting and retaining talents are essential components of the business strategy. Our Operating Subsidiary may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain its operations and growth, which may increase its costs and reduce profitability. Our Operating Subsidiary cannot be certain that it will be able to retain its existing designers and other skilled workers and recruit additional qualified professionals to support its future operations and growth. Any failure to do so may adversely affect the business and growth of our Operating Subsidiary.

Fit out work can be labor-intensive. If subcontractors of our Operating Subsidiary experience any shortage of labor or significant increase in labor costs, or more expenses may be incurred, projects may be delayed or our Operating Subsidiary may not be able to pass on such cost to the customers and, in turn its profitability may be adversely affected.

Fit out work is often labor-intensive, and, as a result, the subcontractors and our Operating Subsidiary cannot be certain that there will be sufficient workers for projects when needed. Any shortage of labor may cause delays in the completion projects. Even though our Operating Subsidiary, generally, has not hired workers to conduct fit out works, and instead, has employed subcontractors who hired workers directly, the labor cost is factored into the prices of the subcontractors. Given that the normal practice is to agree with our Operating Subsidiary’s customers on a fixed price upon engagement without any mechanism for price adjustment to take into account increases in labor costs, any unpredicted rise in labor cost might be borne by our Operating Subsidiary and may reduce its profit margin. Moreover, potential customers may be hesitant to engage our Operating Subsidiary if the quotation price has to increase to fully consider any expected future increase in labor cost.

Our Operating Subsidiary’s business depends on materials suppliers and subcontractors to complete its projects.

Our Operating Subsidiary’s existing business strategy is to focus on design, project management, quality control, cost control, customer relationship management and on-site supervision, while outsourcing other necessary business functions. Therefore, it does not maintain a large number of workers to conduct installation and fit out works, except for maintaining certain employees with installation and fit out experience for on-site supervision. Instead, it generally sources all products provided to customers from third-party materials suppliers and, historically, it has hired third-party subcontractors to undertake installation and fit out works for its customers. We cannot guarantee that our Operating Subsidiary has been able, and can continue, to monitor the performance and quality of its materials suppliers and subcontractors effectively with its limited number of on-site supervisors.

For FY2023 and FY2024, our Operating Subsidiary’s largest supplier accounted for approximately 8.4% and 10.0%, respectively of our total cost of sales, and its top five suppliers accounted for approximately 23.6% and 34.9%, respectively of its total cost of sales. In the event that a major materials supplier or subcontractor becomes unavailable, our Operating Subsidiary may not be able to find suitable substitutes who could provide similar quality of products or services at comparable prices. Since the majority of its projects are undertaken by a few key subcontractors and, it does not generally enter into any long-term contracts with such subcontractors but instead engage them on a project-by-project basis, the unavailability of any of them may lead to (i) lower quality of work; (ii) higher costs; (iii) delays in delivery to the customers, and other consequences which may adversely affect customer satisfaction, reputation, and ultimately, its business and financial performance. Due to the COVID-19 pandemic, our Operating Subsidiary experienced a shortage in subcontracting workers between the second half of the year ended March 31, 2020 and the first eight months of the year ended March 31, 2021, as the workers were required to stay home during the times when the stringent social distancing measures were in place. In the future, our Operating Subsidiary may experience a similar shortage in human resources again, if the Hong Kong government imposes similar social distancing policies because of the effect of variants of COVID-19.

Our Operating Subsidiary’s business relies on subcontractors to comply with relevant laws, rules and regulations. If subcontractors fail to comply with any laws, rules and regulations, our financial performance and business operation may be adversely affected and we may be subject to prosecution.

Our Operating Subsidiary’s subcontractors are subject to prosecutions in the event of violation of safety, environmental and/or employment laws and regulations. These may affect their ability to renew, and in more serious cases, may even result in revocation of their licenses, permits or certificates. If this happens, our Operating Subsidiary may have to locate and appoint other subcontractor(s) for replacement at additional cost. This may also lead to a lower profit margin. In addition, we cannot guarantee that our Operating Subsidiary’s subcontractors have obtained all necessary licenses, permits or certificates or that such licenses, permits or certificates will not be revoked or be renewed in a timely manner. In such case, our Operating Subsidiary may have to cease its engagement of their services and appoint another subcontractor. If its subcontractors violate any laws, rules or regulations, our Operating Subsidiary may be subject to prosecution.

Our Operating Subsidiary relies on the seamless communication and cooperation among its staff to ensure smooth completion of projects.

The success of each project is dependent on whether members of a design team and/or a project management team are able to communicate effectively and coordinate efficiently with each other. Currently, most of the workflow and communication are closely monitored by our directors. However, as the scale of our Company increases, the size of our teams may need to grow accordingly and the present close-handed approach may not be sufficient to deal with the increased workload. One possible way to deal with this situation is for directors to delegate more work to other management personnel, but there is a risk that personnel expansion and greater job delegation may instigate segregation and disinformation, which may ultimately lead to misunderstandings, project delays and errors in quality control. Any such result could adversely affect customer satisfaction, reputational harm, and ultimately, our business and financial performance.

Disruptions of our supply chain could have a material adverse effect on our operating and financial results.

Disruption of the Company’s supply chain capabilities due to trade restrictions, political instability, severe weather, natural disasters, public health crises such as the ongoing COVID-19 pandemic, terrorism, global unrest, war, labor supply or stoppages, the financial and/or operational instability of key suppliers and carriers, or other reasons could impair the Company’s ability to provide its products or services. To the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include shortages of labor and materials, supply chain delays, accidents, epidemics, pandemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. If our Operating Subsidiary cannot take remedial actions in a timely manner, such as finding suitable alternative subcontractors, suppliers, sourcing and replacing products with equivalent quality and prices or negotiating with its customers in using alternative products, or finding additional workers to meet unexpected contingencies, any such events could cause us to reduce or halt our operations, adversely affect our business operations, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this prospectus may be materially and adversely affected as a result.

A sustained outbreak of the COVID-19 pandemic and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial conditions.

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries imposed travel bans, quarantines, and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown.

The prevalence of COVID-19 caused interior design and fit out service providers like us to implement temporary adjustments to project schedules and travel plans, mandating interior designers to work from home and limiting the number of fit out workers at a project site by implementing work shifts. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on the work and continued services of our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and the disease could be passed to other employees, potentially resulting in severe disruption to our business.

Our approach to the COVID-19 pandemic continues to evolve as business trends have substantially improved and as residents have allocated more discretionary spending to home furnishings. Since the Hong Kong government has lifted the mask mandate arrangement and all social distancing measures with effective from March 1, 2023, we believe that the business operations of our customers would return to normal. We have since removed all the above-mentioned temporary measures.

While we continue to serve our customers and operate our business, there can be no assurance that future COVID-19 related developments will not have an impact on our business, results of operations or financial condition since the extent and duration of the pandemic remains highly uncertain. It is possible that a resurgence in COVID-19 cases, particularly due to variants of COVID-19, could prompt a return to tighter restrictions in certain areas. There remains numerous uncertainties that have risen from the pandemic, including the severity and transmissibility of the disease, the duration of the outbreak, the emergence and spread of variants of concern, actions that may be taken by governmental authorities in response to the disease, the distribution, efficacy and public acceptance of vaccines, and economic impact of the foregoing. Nevertheless, we will continue to manage our resources and capital to reflect and adapt to changes in market conditions, including any lasting effects of COVID-19.

There is no guarantee that safety measures and procedures implemented by our Operating Subsidiary at works sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims and legal proceedings against us, arising from work injuries or accidents, and/or property damage.

Owing to the nature of our business, there are inherent risks of work injuries or accidents occurring in the course of our operations, particularly in carrying out fit out works at the works sites by our subcontractors and their workers. If our Operating Subsidiary’s safety measures and procedures implemented at the work sites are insufficient or not strictly adhered to by our subcontractors or their workers, it may result in accidents which would in turn lead to claims and legal proceedings against us for employees’ compensation, common law personal injury claims, fatal accidents, and/or property damage against us. If we are involved in any litigation or legal proceedings, the outcome of such proceedings could result in settlements or results which could adversely affect our financial condition. In addition, any litigation or legal proceedings could involve in substantial legal expenses as well as significant time and attention of our management, diverting their attention from our operations, and result in negative publicity against us. These would result in significant financial loss, damages to our reputation in the industry, and adversely affect our financial condition.

Our operations present hazards and risks, and our Operating Subsidiary’s insurance policies may be insufficient to cover all liabilities arising from claims and litigation.

Our Operating Subsidiary has purchased relevant insurance with appropriate coverage limits for its business and believe that its insurance coverage is in line with the industry standard. However, our Operating Subsidiary may receive claims from time to time in respect of various matters from customers, suppliers, workers (including our Operating Subsidiary’s own staff or the staff of the subcontractors) and other parties in relation to its projects. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. Even if the insurance is sufficient, such claims may damage its reputation. In addition, there is no guarantee that its insurance premiums, which are generally dependent on various factors, such as the scope and value of the project and insurance claim record, will not increase in the future. If our Operating Subsidiary was held liable for uninsured losses, or the amounts of claims for insured losses exceed the limits of its insurance coverage, or the insurance premiums increase significantly, our business and financial condition may be materially and adversely affected.

Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

Our interior design works are critical to our success. We rely on copyright, trademark, service marks and trade secret laws, common law, statutory laws and regulations, and contractual arrangements to protect our intellectual property rights. We also enter into agreements with our employees and third-parties, including confidentiality agreements, non-compete agreements and non-disclosure agreements. These legal protection and agreements, however, may not effectively prevent disclosure of confidential intellectual property and we cannot assure that our efforts to protect our intellectual property rights will be adequate. Intellectual property protection may not be sufficient in the regions we operate and we cannot guarantee that we have entered into necessary agreements with all parties that have access to our proprietary information. Breach of such agreements may also result in lengthy and costly litigation with inadequate remedies available.

We may not be able to obtain all necessary trademark applications from all of the jurisdictions that we operate our business in. Failure to do so may subject us to litigation and there is no guarantee that we will prevail. Our intellectual property may be challenged by other parties. We cannot assure that we will be able to succeed in any such litigation and we may be forced to discard our proprietary information and technology that we have dedicated time and effort into. Any failure to adequately protect our intellectual property may lead to disclosure of our trade secrets, claim of ownership of our proprietary information by third parties and costly litigation. It could harm our competitive position and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

We depend, to a large extent, on our ability to effectively develop and maintain intellectual property rights relating to our business. However, we cannot assure that we will not be subject to claims and litigation in relation to any alleged infringement of trademarks, copyrights, designs or other intellectual property rights held by third parties, including our competitors. As we grow our business, expand our expertise and face increasing competition, we may be subject to an increased risks of intellectual property right claims and other assertions. If any claims are brought against us, we may be forced to defend our rights. Defending against intellectual property claims is costly and can impose a significant burden on our management and resources. Furthermore, there is no guarantee that the outcomes in all cases are favorable to us. Such intellectual property claims may also cause reputational harm and may dissuade potential customers from subscribing our services. If we were unsuccessful in these claims and were found to be in violation of any intellectual property rights, we may be subject to considerable licensing fees and damages, prohibited to continue using such intellectual property, and may be forced to redevelop substitutions which could require significant effort and expense. Any claims, regardless of its merits, would be time consuming and costly, and would materially adversely affect our business, financial condition and results of operations.

We currently are in the process of registering all trademarks in relation to our trading names and services, and we therefore have to rely on common law trademark protection until we successfully register our trademark.

We are in the process of registering all trademarks in relation to our trading names and services, and we therefore have to rely on common law trademark protection until we successfully register our trademark.

We could be forced by litigation, or threat of litigation, to abandon our trademarks in relation to trading names, products and services. In such event, we could incur substantial material expense, and could lose the value of marketing and promotional work performed up to that date. These losses would be in addition to the loss resulting from the payment of an award of damages to the party instituting or threatening litigation. Such additional expenses could have an adverse effect on the results of our operations, financial condition and results of operations.

We may not be able to implement our business strategies and expansion plans effectively to achieve future growth.

Our business strategies and expansion plans are set out in the paragraph headed ‘‘Business — our Business Strategy’’ and the ‘‘Use of Proceeds’’ section in this prospectus. Our expansion plan is based upon a forward-looking assessment of market prospects of the interior design and fit out industry in Hong Kong, the United States of America and the United Kingdom, and there is no assurance that such assessment will always turn out to be correct or that we will be able to grow our business as planned. Expansion plans may be affected by numerous factors beyond our control in the said countries, including but are not limited to our ability to:

•        adapt to changing market and economic conditions as well as government regulations in relation to the interior design and fit out industry;

•        expand our base of customers and procure new projects;

•        increase the number and size of our projects in both non-residential and residential premises we undertake;

•        employ, train, and retain interior designers and project managers and to maintain our long-term relationship with our subcontractors; and

•        generate sufficient revenue to cover our costs or contingent liabilities that may be associated with our expansion.

Our Operating Subsidiary may face difficulties in adapting its business process and engaging appropriate local suppliers and subcontractors. Our ability to leverage our Operating Subsidiary’s brand name may be more limited in foreign markets such as the United States of America and the United Kingdom, and it may face more intense competition from locally established interior design companies.

Furthermore, our future growth place substantial demands on our ability to improve our administrative, technical, financial and operational infrastructure in our Group. As part of our strategies, we intend to recruit new staff and continue to build its operations and reputation through new marketing campaigns. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that Mint will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

We may not be successful in our future acquisitions, and we may face difficulties in integrating acquired businesses with our existing business.

We intend to evaluate opportunities to acquire interior design and fit out companies and integrate their operations into our Operating Subsidiary’s business. However, there can be no assurance that we will be able to identify suitable opportunities. Even if we are able to identify suitable opportunities, we may encounter difficulties in completing such acquisitions due to financial constraints, negotiating acceptable terms to us and delays in completion. The inability to identify suitable acquisition targets or complete the acquisition could materially and adversely affect our competitiveness and growth prospects. After acquisition is completed, we also face certain uncertainties and risks related to our acquisition, including, without limitation:

•        unsuccessful integration of business including an inability to apply our business model or business operation flow on the acquisition target;

•        wastage of resources and diversion of management attention;

•        failure to retain relationships with key employees, customers and suppliers of the acquisition target;

•        potential ongoing financial obligations and unforeseen or hidden liabilities; and

•        failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.

If we are unable to manage such difficulties as they arise, they could disrupt our ongoing business, increase our costs, any of which could materially and adversely affect our business, financial position and results of operations.

We rely on information technology systems to process transactions, summarize results, and manage our business. Disruptions in both our primary and back-up systems could adversely affect our business and operating results.

Our primary and back-up information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, viruses, phishing attempts, cyber-attacks, malware and ransomware attacks, security breaches, severe weather, natural disasters, and errors by employees. Though losses arising from some of these issues would be covered by insurance, interruptions of our critical business information technology systems or failure of our back-up systems could result in loss of design works, delay in design process or negatively impact customers resulting in damage to our reputation. If our critical information technology systems or back-up systems were damaged or ceased to function properly, we might have to make an investment to repair or replace them.

Further, information systems of our suppliers may be vulnerable to attacks by hackers and other security breaches, including computer viruses and malware, through the internet, email attachments and persons with access to these information systems. If our suppliers were to experience a system disruption, attack or security breach that impacts a critical function, it could result in disruptions in our supply chain, potential liability for damages to our customers, reputational damage and incremental costs, which could adversely affect our business, results of operations and profitability.

Successful cyber-attacks and the failure to maintain adequate cyber-security systems and procedures could materially harm our operations.

Cyber-attacks designed to gain access to and extract sensitive information or otherwise affect or compromise the confidentiality, integrity, and availability of information, including phishing attempts, denial of service attacks, and malware or ransomware incidents, have occurred over the last several years at a number of major U.S. companies and have resulted in, among other things, the unauthorized release of confidential information, material business disruptions, and negative brand and reputational impacts. Despite widespread recognition of the cyber-attack threat and improved data protection methods, cyber-attacks on organizations continue to be sophisticated, persistent, and ever-changing, making it difficult to prevent and detect these attacks. Similar to many other interior design companies, we receive and store certain personal information about our employees, customers, suppliers and subcontractors. Additionally, we rely on third-party service providers to execute certain business processes and maintain certain information technology systems and infrastructure, and we supply such third-party providers with the personal information required for those services.

Loss, corruption and misappropriation of data and information relating to customers could materially adversely affect our operations.

We have access to sensitive customer information in the ordinary course of business. If a significant data breach occurred, our reputation may be adversely affected, customer confidence may be diminished, or we may be subject to legal claims, or legal proceedings, including regulatory investigations and actions, may have a negative impact on our reputation, may lead to regulatory enforcement actions against us, and may materially adversely affect our business, operating results and financial condition. The loss, disclosure or misappropriation of our business information may materially adversely affect our business, operating results and financial condition. Further, legislative or regulatory action in these areas is evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. Finally, if a significant data breach occurred, our reputation could be materially and adversely affected, and confidence among our customers may be diminished.

Risks Relating to the Industry in which We Operate

Our Operating Subsidiary faces a high level of competition in the interior design industry in Hong Kong.

The interior design and fit out market in Hong Kong is highly fragmented with approximately two thousand companies offering interior design services with fit out works in 2022. Accordingly, the market is highly competitive with the presence of both local and international design and fit out works providers and the key factors considered by customers include budgetary concerns, quality of services, timeline of project completion and track record. If our Operating Subsidiary fails to adequately or timely respond to such considerations or is unable to compete effectively against its competitors in the market, its business and financial results will be materially and adversely affected.

Aside from local interior design companies, overseas interior designers, architecture companies, fit out companies and property developers are capable of offering interior design services, hence, our Operating Subsidiary competes with companies that provide services similar to ours. Given that the industry does not require a large amount of capital to start up a new business, the entry barrier to the business is generally low, and, accordingly, we may face keen competition in the future if there are new-comers who are able to offer services of higher quality at lower prices. If our Operating Subsidiary fails to compete effectively or maintain its competitiveness in the market, the business, financial condition and results of operations will be materially and adversely affected.

We are affected by the development and growth in the commercial property development industry in Hong Kong.

We are an interior design and fit out works solution provider in Hong Kong with a strategic focus on providing integrated and industry-specific interior design and fit out works services mainly to commercial properties encompassing offices of different industries and various kinds of retail stores with a view to inspiring our customers’ corporate culture and conceptualizing our customers’ brands. The demand for our services is not only driven by the budget, expansion plans or fit out plans of our customers, but also the supply of commercial properties in the market. For example, any sudden change in the commercial property market may affect the buying and leasing of these properties which in turn will affect the demand for our services. As a result, our Operating Subsidiary’s results of operations and financial performance may be materially and adversely affected.

Our Operating Subsidiary’s business may suffer if it does not respond effectively to changes in regulatory and industry standards.

Our Operating Subsidiary’s success is dependent on its ability to respond and cope with any changes in government policies, regulatory requirements and industry standards. If our Operating Subsidiary does not adequately or timely responsive to new requirements or standards, it may lose its existing customers or potential customers may turn to its competitors instead.

Discussions on requirements and standards in relation to environmental aspects of fit out works have been gaining traction in recent years. Growing concerns on global warming, consumer preferences and requirements of green buildings in Hong Kong are expected in the coming future. Our Operating Subsidiary cannot guarantee that its services will meet all applicable new environmental standards.

In addition, technological advances may change customers’ expectations and the standards that are generally accepted by the interior design and fit out industry. As smart home technologies emerge, an increasing number of households are starting to integrate smart home technologies into their houses and apartments. Therefore, in the future, more customers as well as the interior design and fit out industry may expect interior design and fit out works providers to be able to incorporate smart home technologies, including smart home central systems, smart home furniture and smart home appliances, among other things, into homes. Our Operating Subsidiary may not necessarily be able to acquire new technologies and expand its knowhow, skills and sources of supply to adequately or timely address such technological advances as and when requested by potential customers.

Our Operating Subsidiary may experience project delays and incur increased labor costs upon being subject to additional potential liabilities under labor and other laws and regulations in relation to climate change.

The Labor Department in Hong Kong published the “Risk Assessment for Preventing Heat Stroke at Work” in July 2017. In May 2023, the Labor Department has established a system of Heat Stress at Work Warning coded amber, red, and black, indicating the level of heat stress that employees face when working outdoors or in indoor environments without air conditioning system. Employers are expected to make appropriate arrangements for the adjusted rest periods based on the level of physical exertion in work, preset control measures and other heat stress risk factors, etc., in the hour following the announcement of the Heat Stress at Work Warning and the hourly updates announcing the continued effectiveness of the warning.

Under the general duty clauses of the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), employers are required to provide or maintain a working environment and systems of work that are, so far as reasonably practicable, safe and without risk to health. Therefore, employers are required to conduct risk assessments on the heat stress of employees at work, and take appropriate measures based on the assessment results to prevent employees from getting heat stroke at work. If the employer does not have control over the workplace, he must maintain good communication with the occupier of the workplace and ensure that the heat stroke preventive measures are properly implemented. Employees must also abide by the system or work method established by the employer, use any equipment provided by the employer, and comply with relevant prevention and control measures to reduce the risk of heat stroke. It is possible the costs our Operating Subsidiary incurs to comply with any such new regulations and implement our own health and safety measures could be material.

Cancellation of the mandatory provident fund (“MPF”) offsetting arrangement may result in an increase in our Operating Subsidiary’s direct labor costs.

Under the current mandatory provident fund legislation, an employer is entitled to apply for an offset of employee severance payments and long service payments, deductible from the accrued benefits derived from the employer’s MPF contributions (the “MPF Offsetting Arrangement”). See “Regulations — Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” on page 94. On 9 June 2022, the Hong Kong Legislative Council passed the Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Bill 2022, which allows the Hong Kong Government to progressively abolish the MPF Offsetting Arrangement with the follow three key elements: (i) the said transition will have no retrospective effect; (ii) the amount of severance payments or long service payments payable for an employment period from the transition date will be adjusted downwards from the existing entitlement of two-thirds of one month’s wages to half a month’s wages as compensation for each year of service; and (iii) the Hong Kong Government will share part of the expenses on severance payments or long service payments over the period of 25 years after the transition date to help employers, especially the small and medium enterprises.

If the abolishment and revision of MPF Offsetting Arrangement takes effect, given the labor intensive nature of our business operation, we may incur additional costs including the amount of MPF contribution of relevant employees and valuation of such accrued benefits in the future. In such an event, our direct labor costs may increase, which may materially and adversely affect our results of operations, financial condition and profitability.

Our Operating Subsidiary’s business is affected by the conditions of the Hong Kong economy and property market and the performance of the relevant business sectors.

During the two years ended March 31, 2023 and 2024, our Operating Subsidiary offered services for commercial and residential projects in Hong Kong. The condition of the economy of Hong Kong may affect the demand for interior design and fit out services. Any adverse changes, such as a slowdown in economic growth or pessimistic outlook of the economy, may reduce willingness to spend on business expansion, property investments, relocations, renovations and alterations, which may lead to a decrease in demand for our services. Changes in the performance of certain business sectors may also be relevant to our business. For instance, any adverse changes in the retail sector or corporate sector may reduce the demand for our services in commercial and office projects respectively. The outlook of the interior design industry is also dependent on the supply of such premises. Negative factors in relation to property developments and redevelopments in Hong Kong such as decrease in the number of newly completed residential and commercial buildings, and restrictions in the supply of land from the Government of Hong Kong may adversely affect our business.

Risks Relating to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

We have no operations in Mainland China. Our Operating Subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of certain PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangement, or other unforeseeable reasons.

In the event that we or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and,

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiary is located and operates in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. If such restrictions and limitations are imposed in the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. As a result, it may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing.

Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Although our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purpose, as advised by our PRC Counsel, Guangdong Wesley Law Firm, we and our Operating Subsidiary will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, since (i) our Operating Subsidiary is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (vi) as of the date of this prospectus, neither we or our Operating Subsidiary has been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, as advised by our PRC Counsel, Guangdong Wesley Law Firm, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, Guangdong Wesley Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Regulation” on page 89.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Relating to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Mint is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Mint and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Mint and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Mint, CKL and our Operating Subsidiary, or vice versa. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Mint, CKL or our Operating Subsidiary to transfer cash and/or assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Substantially all of our assets are located outside the United States and our principal business operation is conducted in Hong Kong. In addition, our directors and officers reside in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC. For example, in the PRC, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside the PRC. Although the PRC authorities may establish a regulatory cooperation mechanism with the regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under the same article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, our Operating Subsidiary’s operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers reside in Hong Kong, and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company with limited liability incorporated under the laws of the BVI. Our corporate affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, the BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete this Offering. If we choose to follow the BVI’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class A Ordinary Shares.”

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital.”

Risks Relating to our Class A Ordinary Shares and this Offering

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Such dual-class voting structure will limit your ability to influence corporate matters, and allow our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders, which could severely limit the ability of other shareholders to influence matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, on a poll, holders of Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to 20 votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, upon completion of this Offering, the two largest shareholders of our company, Deep Vision Enterprise Limited, a company controlled by Mr. Hoi Lung CHAN, our director and Chief Executive Officer, and I Sparks Enterprise Limited, a

company controlled by Mr. Cheong Shing KU, our director and the Chairman of the Board, will beneficially own approximately [*]% and [*]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares, respectively; and together, [*]% of the aggregate voting power. Although we are not considered a “controlled company” under Nasdaq corporate governance rules, if Mr. Ku and Mr. Chan act together, they will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. The interests of our directors, officers, and principal shareholders, including Mr. Ku and Mr. Chan, may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in November 2021, and as of the date of this prospectus, our auditor is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Class A Ordinary Shares, which could materially impair the market for and market price of our Class A Ordinary Shares.

There has been no public market for our Class A Ordinary Shares prior to this Offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. Although we have applied to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Class A Ordinary Shares will develop. If an active public market for our Class A Ordinary Shares does not develop following the completion of this Offering, the market price of our Class A Ordinary Shares may decline and the liquidity of our Class A Ordinary Shares may decrease significantly.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiation between us, the Selling Shareholder and the Underwriters and may vary from the market price of our Class A Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Class A Ordinary Shares are traded after this Offering will not decline below the initial public offering price. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their Class A Ordinary Shares due to insufficient or a lack of market liquidity of our Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of our Class A Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        variations in our revenues, profit, and cash flow;

•        the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

•        changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions in Mainland China and Hong Kong;

•        actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

•        fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, or directors;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

•        sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Class A Ordinary Shares begin trading on the Nasdaq Capital Market, our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares. In addition, there might be impact of the conversion of Class B Ordinary Shares on holders of Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any Class B holder retains their shares.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares. Assuming no exercise of the over-allotment option by the underwriters, if you purchase shares in this Offering, you will incur immediate dilution in the pro forma net tangible book value per share from the price per Class A Ordinary Share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. See “Dilution”.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. Class A Ordinary Shares are issued in this Offering, if the underwriters do not exercise their over-allotment option, and [*] shares if exercised in full. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Our existing shareholders that are not included in this registration statement will be able to sell their Class A Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144.

Our existing shareholders may be able to sell their Class A Ordinary Shares under Rule 144 after completion of this Offering. Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this Offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the Offering Price. This fact could impact the trading price of our Class A Ordinary Shares following completion of the Offering, to the detriment of participants in this Offering. Under rule 144, before our existing shareholders can sell their Class A Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of such Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this Offering.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this Offering) the value of the assets held by our strategic investment business, the expected proceeds from this Offering as well as projections as to the market price of our Class A Ordinary Shares immediately following the completion of this Offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities may meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, and Nasdaq had concerns that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small. The insiders of our Company will still hold a large portion of the Company’s listed securities following the consummation of the Offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

We will seek to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market upon consummation of this Offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this Offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our Class A Ordinary Shares;

•        reduced liquidity with respect to our Class A Ordinary Shares;

•        a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this Offering.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a “foreign private issuer” and a BVI company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. For example:

•        our independent directors do not need to hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the board of directors);

•        the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the board of directors; and our Chief Executive Officer is not prevented from being present in the deliberations concerning his compensation;

•        related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party acquisitions or other acquisitions in which we may issue 20% or more of our issued and outstanding shares; or below market issuances of 20% or more of our issued and outstanding shares to any person; and

•        we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this Offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this Offering, we may cease to qualify as a foreign private issuer in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “goal”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

•        current and future economic and political conditions;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our customer base;

•        our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry, economic and market performance;

•        the spread of the COVID-19 virus and its new variants, the impact it may have on our operations, the demand for our services, and economic activity in general; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$[*] per Ordinary Share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this Offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately US$ [*] million assuming the underwriters do not exercise its over-allotment option. We will not receive any proceeds from the sale of Class A Ordinary Shares by the Selling Shareholder.

We plan to use the net proceeds we will receive from this Offering as follows:

•        Approximately 30% for increasing operating scale and expanding business and geographic coverage including the United States of America and the United Kingdom;

•        Approximately 30% for potential strategic investment and acquisitions;

•        Approximately 10% for upgrading IT services; and

•        The balance, approximately 30%, to fund working capital and for other general corporate purposes.

As of the date of this prospectus, we have not identified any specific investment or acquisition opportunities.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Our BVI holding company, Mint Incorporation Limited, has not declared or made any dividend or other distribution on our Class A or Class B Ordinary Shares, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. For FY2023, our Operating Subsidiary declared dividends in an aggregate of US$548,383 to directly its then shareholders before the incorporation of Mint and CKL. For FY2024, the Operating Subsidiary has not declared or made any dividend or contribution to its shareholders. Save as mentioned, our subsidiaries have not declared or made any dividends or other distribution to their shareholders in FY2023 and FY2024.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do currently have no plan to declare or pay any dividends in the near future on our shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our Operating Subsidiary to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may, by resolution of directors, declare and authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) the company will be able to pay its debts as they fall due in ordinary course of business; and (b) the value of our assets exceeds its liabilities.

Our holding company rely on dividends paid by our Operating Subsidiary for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Mint Incorporation Limited (“Mint”) was incorporated as a BVI business company with limited liability on October 18, 2023 under the laws of the BVI. Upon the acquisition of our Operating Subsidiary, Mint became the holding company for our Operating Subsidiary. Mint has no material operation of its own, and we conduct operations through our Operating Subsidiary, namely Matter Interiors Limited. As of the date of this prospectus, Mint is authorized to issue a maximum of [200,000] shares of no par value each divided into (i) [180,000] Class A Ordinary Shares of no par value and (ii) [20,000] Class B Ordinary Shares of no par value, of which [10,000] Class A Ordinary Shares and [5,000] Class B Ordinary Shares are issued and outstanding.

CKL Holding Limited was incorporated on October 27, 2023 under the laws of the BVI with limited liability. CKL Holding Limited is intermediate holding company that is wholly owned subsidiary of Mint and not actively engaging in any business.

Matter Interiors Limited was formed on November 16, 2018 under the laws of Hong Kong. Matter Interiors Limited is a wholly owned subsidiary of Mint and is our main operating entity.

Corporate Structure

Pursuant to the Public Offering Prospectus, we are offering [*] Class A Ordinary Shares, representing [*]% of the Class A Ordinary Shares issued and outstanding following completion of the Offering, assuming the underwriter do not exercise the over-allotment option. Furthermore, [*], the Selling Shareholder, is also offering an additional [*] Class A Ordinary Shares pursuant to the Resale Prospectus, representing [*]% of the Class A Ordinary Shares following the completion of this Offering. Following this Offering, assuming that the underwriters do not exercise their over-allotment option and the Selling Shareholder will sell all of the Class A Ordinary Shares offered for sale pursuant to the Resale Prospectus, [*]% of the Class A Ordinary Shares of the Company will be held by public shareholders.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of the prospectus and after this Offering (assuming no exercise of the over-allotment option by the underwriters and the Selling Shareholders will sell all of the Class A Ordinary Shares offered for sale pursuant to the Resale Prospectus):

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2024 on a pro forma as adjusted basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $[*] per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses (including accountable expenses) payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Ordinary Shares”.

As of March 31, 2024
(All amounts in thousands of US$, except for share and per share data, unless otherwise noted)

	Actual		Pro Forma As Adjusted(1)		Pro Forma As Adjusted with Full Exercise of Over-Allotment Shares
	US$		US$		US$
Shareholders’ Equity
Class A Ordinary Share of no par value, [180,000] shares authorized; [10,000] shares issued and outstanding(2)	—		—		—
Class B Ordinary Share of no par value, [20,000] shares authorized; [5,000] shares issued and outstanding(2)	—		—		—
Additional paid-in capital	[	*]	[	*]	[	*]
Retained earnings	[	*]	[	*]	[	*]
Statutory surplus reserves	[	*]	[	*]	[	*]
Accumulated other comprehensive income	[	*]	[	*]	[	*]
Total shareholders’ equity	[	*]	[	*]	[	*]
Total capitalization	[	*]	[	*]	[	*]

____________

(1)      Reflects the sale of Class A Ordinary Shares in this Offering (excluding any over-allotment shares that may be sold pursuant to the over-allotment option) at an assumed initial public offering price of US$[*] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. We estimate that such net proceeds will be approximately US$[*].

(2)      The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Ordinary Shares” for more details.

Assuming the over-allotment option is not exercised, each US$[*] increase (decrease) in the assumed initial public offering price of US$[*] per Class A Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[*], assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses (including accountable expenses) payable by us. An increase (decrease) of 1 million in the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[*], assuming no change in the assumed initial public offering price per Class A Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Shares and the pro forma net tangible book value per Class A Ordinary Share after the offering. Dilution results from the fact that the offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares. Our net tangible book value attributable to shareholders on [*], 2024 was approximately $[*] per Ordinary Share (both Class A and Class B Ordinary Share). Net tangible book value per Ordinary Share as of March 31, 2024 represents the amount of total assets less intangible assets and total liabilities, divided by the number of total Ordinary Shares outstanding.

We will have [*] Class A Ordinary Shares issued and outstanding upon completion of the offering or [*] Class A Ordinary Shares assuming the full exercise of over-allotment option. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after March 31, 2024, will be approximately US$[*] per Ordinary Share. This would result in dilution to investors in this Offering of approximately US$[*] per Class A Ordinary Share or approximately [*]% from the assumed offering price of US$[*] per Class A Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by US$[*] per share attributable to the purchase of the Class A Ordinary Shares by investors in this Offering.

The following table sets forth the estimated net tangible book value per Class A Ordinary Share after the offering and the dilution to persons purchasing Class A Ordinary Shares based on the foregoing firm commitment offering assumptions. The number of our Class A Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Ordinary Shares” for more details.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per Class A Ordinary Share	$	[*]	$	[*]
Net tangible book value per Ordinary Share before the offering	$	[*]	$	[*]
Increase per Ordinary Share attributable to payments by new investors	$	[*]	$	[*]
Pro forma net tangible book value per Ordinary Share after the offering	$	[*]	$	[*]
Dilution per Class A Ordinary Share to new investors	$	[*]	$	[*]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a Hong Kong-based interior design and fit-out works provider with a strategic focus on providing integrated and industry-specific interior design and fit-out works for commercial properties encompassing offices of different industries and various kinds of retail stores with a view to inspiring our customers’ corporate culture and conceptualizing our customers’ brands. Our commercial projects cover internationally renowned retail stores, F&B outlet chains and offices and other premises of a premier charitable organization in Hong Kong. We also provide integrated interior design and fit-out works for luxury residential properties in order to enhance both the aesthetic and functionality of their interior space.

We have achieved stable growth and profitability. Our revenues increased from approximately US$2.7 million in FY2023 to approximately US$4.4 million in FY2024. Our net income remained relatively stable at US$0.8 million in FY2024.

Investors in our Class A Ordinary Shares should be aware that they are purchasing equity in Mint, our BVI holding company, instead of shares of the Operating Subsidiary. Please refer to the information contained in and incorporated by reference under the heading “Risks Relating to Our Corporate Structure” on page 38 of this prospectus.

General Factors Affecting Our Results of Operations.

The Company believes the key factors affecting the financial condition and results of operations including the following:

Hong Kong economy and property market and the performance of the relevant business sectors

During FY2023 and FY2024, our Operating Subsidiary offered services for residential, and commercial projects in Hong Kong. The condition of the economy of Hong Kong may affect the demand for interior design and fit-out services. Any adverse changes, such as a slowdown in economic growth or pessimistic outlook of the economy, may reduce willingness to spend on business expansion, property investments, relocations, renovations and alterations, which may lead to a decrease in demand for our services. Changes in the performance of certain business sectors may also be relevant to our business. For instance, any adverse changes in the retail sector or corporate sector may reduce the demand for our services in commercial and office projects respectively. The outlook of the interior design industry is also dependent on the supply of such premises. Negative factors in relation to property developments and redevelopments in Hong Kong such as decrease in the number of newly completed residential and commercial buildings, and restrictions in the supply of land from the Government of Hong Kong may adversely affect our business.

Project-based and profitability is dependent on the negotiated terms

The business of our Operating Subsidiary is project-based and its customers may engage it to suit their interior design and fit-out needs for each project. During FY2023 and FY2024, our Operating Subsidiary did not enter into any long-term agreement or arrangement with any customers. The customers normally engage our Operating Subsidiary on an as-needed basis and for each project. The terms of the project agreements are negotiated independently. Therefore, the key terms of the agreements, namely, the scope of services, fees and timing of payment vary from project to project. Moreover, various factors, such as the budget of the customers and the general market conditions, are unpredictable and beyond our control. As such, there is no guarantee that the profitability achieved in a given project can be replicated in the future.

As such, changes in the pricing strategy and corporate strategy may affect our Operating Subsidiary’s overall gross profit margin ratio and other aspects of business performance. Any historical gross profit margin ratio of our Operating Subsidiary is an analysis of its past gross profit margin ratio only and may not necessarily reflect the future gross profit margin ratio, which will depend to a large extent on the ability to secure new projects with a higher gross profit margin ratio. If more projects are undertaken with a lower gross profit margin ratio, our Operating Subsidiary’s pross profit margin ratio may be materially and adversely affected. The past performance of our Operating Subsidiary does not indicate future performance.

Changes in Customer Preference

Our Operating Subsidiary is responsible for developing interior design ideas for its projects and secures projects after the presentation of its design ideas. Customers generally compare design ideas and quotations of various works providers and select the design and fit-out works which are the most suitable for them. Our Operating Subsidiary’s success depends on its capability to anticipate customer preferences and develop interior design ideas which are suitable and preferred by its customers or potential customers. Our Operating Subsidiary continuously monitors changes in interior design trends through attendance at international industry events, internal marketing research, and regular communication with its suppliers and interior design professionals who provide valuable input on market trends. However, as customer preferences for interior designs are highly subjective in nature, our Operating Subsidiary may fail to anticipate or respond effectively to customer preferences or changes to their preferences. In such event, its financial performance could be adversely affected.

Inaccurate Estimated Project Costs and Cost Overruns

Pricing of projects is based on the estimated time and costs. Our Operating Subsidiary has to estimate the time and costs involved in a project before it enters into contracts with its customers and engages its subcontractors. There is no assurance that the actual time and costs of a project will not exceed such estimates. In the event that our Operating Subsidiary fails to properly or accurately estimate the time and costs of a project, or if there is any unforeseen factor leading to any substantial increase in such time and costs, our Operating Subsidiary may be subject to cost overruns and liquidated damages or compensation claimed by customers. This will result in a lower profit margin and the financial performance may be materially and adversely affected.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods, and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). We derive revenue principally from providing interior design and fit out services. We enter into agreements with customers that create enforceable rights and obligations and for which it is probable that we will collect the consideration to which we will be entitled as services transfer to the customer. It is customary practice for us to have written agreements with our customers and revenue on oral or implied arrangements is generally not recognized. We recognize revenue based on the consideration specified in the applicable agreement. Revenue from contracts with our customers is recognized using the following five steps:

1.      identify the contract(s) with a customer;

2.      identify the performance obligations in the contract;

3.      determine the transaction price;

4.      allocate the transaction price to the performance obligations in the contract; and

5.      recognize revenue when (or as) the entity satisfies a performance obligation.

We enter into service agreements with our customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that we will collect considerations from our customers for service component.

We derive our revenue from two sources: (1) Design only services and (2) Design and fit out services.

Revenue from Design only Services

We provide design only services for both residential and commercial interior projects. We typically collect 20% to 40% of contract sum upfront before commencement of any design work, with the remaining contract sum being collected in 1-2 installments upon written acceptance of different design stages by customer. These designs only contracts are fixed price and have one single performance obligation, therefore no allocation of the transaction price is required. Satisfaction of performance obligation is dependent on customer’s written acceptance and therefore revenue from design only services is recognized at a point in time when we deliver final design to customer; customer has no more modifications and give a written acceptance to us.

Revenue from Design and Fit out Services

We provide design and fit out services for both residential and commercial interior projects. We typically collect 20% to 40% of contract sum upfront before commencement of any design work, with the remaining contract sum being collected in 1 to 2 installments across fitting out period. When customer agrees on design concept and detailed design drawings, we will move on rendering fit out and construction works. We usually have 5% to 10% contract sum withheld by customer as retention receivables to make sure all fit out works meet the criteria as specified in the contract. Retention receivables are collected within a 12-month period after completion of fit out works.

These contracts which we enter into with the clients are fixed price. There are no additional services to customer during the retention period but to ensure all goods and services meet the criteria as specified in the contract, therefore such warranty shall not be accounted for as a separate performance obligation. We historically incur a very minimum cost during the retention period, we do not expect any significant liability to be incurred and no further provision made in the accounts. We do not assess whether a contract contains a significant financing component if we expect, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since design and fit out services are highly customized and clients do not obtain benefit for each separate service, we conclude that the promises to be delivered on the contract would be one single performance obligation, therefore no allocation of the transaction price is required. We recognize revenue from design and fit out services based on our effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and our right to bill the customer as costs are incurred.

The timing of the satisfaction of our performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of our performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

We use the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when we are satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, we accrue the entire estimated loss during the period the loss becomes known.

As of March 31, 2024 and 2023, we had transaction price allocated to remaining performance for design and fit out services amounting to $20,445 and $28,936 which is expected to the satisfaction of a performance obligation within 12 months from March 31, 2024 and 2023 using an input measure method.

Cost of Revenue

Our cost of revenue is primarily comprised of the subcontracting costs, material costs and staff costs. These costs are expenses as incurred.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated.

	For the years ended March 31,
	2024	2023
	US$	US$
Revenues	$4,081,788	$2,438,991
Revenues – related party	301,208	234,487
Total revenues	4,382,996	2,673,478

Cost of revenues	(2,821,615)	(1,409,697)

Gross profit	1,561,381	1,263,781

Operating expenses
Selling and marketing expenses	(767)	(2,084)
General and administrative expenses	(669,825)	(336,626)
Total operating expenses	$(670,592)	$(338,710)

Operating income	$890,789	$925,071

Other income
Other income	21,471	54
Government grants	—	24,486
Interest income	110	38
Total other income	21,581	24,578

Income before taxes	912,370	949,649
Provision for income taxes	(128,932)	(130,225)
Net income	783,438	$819,424

Other comprehensive income
Foreign currency translation adjustment	1,180	(612)
Total comprehensive income	$784,618	$818,812

Revenues

In FY2023 and FY2024, our revenue was principally derived from the provision of design and fit out services and design only services. The table below sets forth the breakdown of revenue by service type for the years indicated.

	For the years ended March 31,
	2024	2023
	US$	US$
Design and fit out services	3,603,422	2,025,410
Design only services	779,574	648,068
Total	4,382,996	2,673,478

For design only services, our in-house designers understand the needs of individual customers and the industries they are engaged in, conceptualizing customers’ design ideas into layout plans, producing tailor-made interior design proposals to cater for individual customers’ industry needs and project documentation. In FY2023 and FY2024, our revenue from design only services amounted to approximately US$0.6 million and US$0.8 million, representing approximately 24.2% and 17.8% of our total revenue, respectively.

Our design and fit out services comprise design services and interior fit-out services. Our interior fit-out services typically involve: (i) overall project management of the interior fit-out works involving implementation of the design, planning, coordinating, monitoring and supervising the project on-site all through from the beginning to completion and follow-up rectification of defects during the defects liability period; (ii) supervision of the construction and installation of interior fit-out works carried out by our subcontractors; (iii) procurement and supply of bespoke carpentry/joinery and integral furniture, fixtures and accessories; and (iv) maintenance of the interior fit-out works during the defects liability period for the projects which we undertake on an ad-hoc basis. In FY2023 and FY2024, our revenue was principally derived from the provision of design and fit out services, which amounted to approximately US$2.0 million and US$3.6 million, representing approximately 75.8% and 82.2% of our total revenue, respectively.

The table below sets forth the breakdown of revenue by type of premises for the years indicated.

	For the years ended March 31,
	2024	2023
	US$	US$
Non-residential	3,651,614	1,291,995
Residential	731,382	1,381,483
Total	4,382,996	2,673,478

Our non-residential projects were mainly for offices, restaurants, franchised retail stores, lounges, massage parlors, beauty salons, lobbies and bookstore etc. In FY2023 and FY2024, our revenue from non-residential projects amounted to approximately US$1.3 million and US$3.7 million, representing approximately 48.3% and 83.3% of our total revenue, respectively.

Our residential projects were mainly for sizeable and luxury residential apartments, detached houses and serviced apartment in prime areas, such as Mid-Levels Central, Quarry Bay etc. In FY2023 and FY2024, our revenue from residential projects amounted to approximately US$1.4 million and US$0.7 million, representing approximately 51.7% and 16.7% of our total revenue, respectively.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the years indicated.

	For the years ended March 31,
	2024	2023
	US$	US$
Design and fit out services	2,656,889	1,364,928
Design only services	164,726	44,769
Total	2,821,615	1,409,697

Our cost of revenue amounted to approximately US$1.4 million and US$2.8 million in FY2023 and FY2024, respectively. Due to the difference in nature, complexity and specification for each project, cost of revenue may vary among different projects.

The table below sets forth the breakdown of cost of revenue by nature for the years indicated.

	For the years ended March 31,
	2024	2023
	US$	US$
Subcontracting costs	1,292,939	725,245
Purchase of equipment, furniture and other materials	857,966	349,073
Staff costs	409,980	221,539
Consultancy fees	129,866	63,434
Others	130,864	50,406
Total	2,821,615	1,409,697

Our cost of revenue mainly comprised subcontracting costs, purchase of equipment, furniture and other materials, staff costs, consultancy fees and other miscellaneous costs. We engage subcontractors to perform fit out works., including but not limited to milling, painting, electrical, air conditioning and other renovation works, on a project-by-project basis. In FY2023 and FY2024, subcontracting costs were the major component of our cost of revenue, which accounted for approximately 51.4% and 45.8%, respectively.

Cost of purchase of equipment, furniture and other materials mainly represented carpentry/joinery and integral furniture, fixtures and accessories procured on behalf of our clients.

Staff costs represented salaries of designers and project managers.

Consultancy fees represented fees payable to external project managers or other professional consultants.

Gross Profit

The table below set forth the breakdown of gross profit by service type for the years indicated.

	For the years ended March 31,
	2024		2023
	Gross Profit	Margin	Gross Profit	Margin
	US$		US$
Design and fit out services	946,533	26.3%	660,482	32.6%
Design only services	614,848	78.9%	603,299	93.1%
Total	1,561,381	35.6%	1,263,781	47.3%

Our overall gross profit amounted to approximately US$1.3 million and US$1.6 million in FY2023 and FY2024, respectively. We recorded overall gross profit margin of approximately 47.3% and 35.6% for the corresponding years. The change in overall gross profit were in line with our change in our overall revenue during the years. Our gross profit and gross profit margin are mainly affected by factors including, among others, (i) size of projects with reference to the design area; (ii) scope of work; and (iii) complexity of the design and/or construction work.

Selling and Marketing expenses

Selling and marketing expenses mainly represent the advertising expenses in relation to our business promotion.

General and Administrative Expenses

The table below sets forth the breakdown of general and administrative expenses for the years indicated.

	For the years ended March 31,
	2024	2023
	US$	US$
Staff costs and benefits	255,567	229,408
Operating lease expenses	43,478	40,108
Office expenses	27,205	23,497
Transportation expenses	11,446	14,171
Information technology expenses	13,004	13,489
Professional fees	296,087	5,229
Others (Note)	23,038	10,724
Total	669,825	336,626

Note: Others mainly represented expected credit loss allowance, depreciation of property and equipment, insurance expenses and other sundry expenses for administrative purposes.

Our general and administrative expenses were approximately US$0.3 million and US$0.7 million in FY2023 and FY2024, representing approximately 12.6% and 15.3% of the total revenue for the corresponding years, respectively.

Staff costs and benefits mainly represented salaries, retirement benefit scheme contributions and employee benefits of the managerial and administrative staff.

Operating lease expenses primarily represent expenses incurred on the properties leased as our office.

Office expenses mainly represented building management fees, expenses on office supplies, cleaning, telephone charges and maintenance and repairs.

Transportation expenses represented the travelling expenses relating to the provision for design and fit out services incurred by administrative staff.

Information technology expenses represented expenses in relation to the use of photocopier and IT support services.

Professional fees mainly represented audit fees and legal and professional fees.,

Other Income

In FY2023 and FY2024, total other income amounted to approximately US$25,000 and US$22,000, respectively, which mainly represented (i) bank interest income; (ii) government grants in relation to anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme in FY2023 and (iii) other miscellaneous income in FY2024.

Provision for Income Taxes

In FY2023 and FY2024, we generated substantially all of our taxable income in Hong Kong.

Under the two-tiered profits tax rates regime in Hong Kong, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Period-to-period Comparison of Results of Operations

FY2024 compared to FY2023

Revenue

Our overall revenue increased by US$1.7 million or 63.0% from approximately US$2.7 million in FY2023 to approximately US$4.4 million in FY2024, which was mainly attributable to the increase in revenue from design and fit out services from approximately US$ 2.0 million in FY2023 to approximately US$ 3.6 million in FY2024, which was the combined effect of:

(i)     the increase in revenue from design and fit out services in relation to non-residential properties from approximately US$0.9 million in FY2023 to approximately US$3.2 million in FY2024 mainly due to the increase in number of projects undertaken from 20 in FY2023 to 29 in FY2024; and

(ii)    the decrease in revenue from design and fit out services in relation to residential properties from approximately US$1.1 million in FY2023 to approximately US0.4 million in FY2024 mainly due to the completion of certain projects with relatively high contract sum in relation to residential properties in FY2023, which did not recur in FY2024.

Cost of Revenue

Our cost of revenue increased by approximately US$1.4 million or 100% from approximately US$1.4 million in FY2023 to approximately US$2.8 million in FY2024, primarily due to (i) the increase in subcontracting costs on milling, painting and electrical works as a result of the increase in the number of projects undertaken during the year; and (ii) the increase in cost of purchase of equipment, furniture and other materials on fit-out works in relation to non-residential projects such as chained supermarket, lobby of commercial building and hotel.

Gross Profit and Gross Profit Margin

Our overall gross profit increased by approximately US$0.3 million or 23.1% from approximately US$1.3 million in FY2023 to approximately US$1.6 million in FY2024, which was primarily due to the increase in gross profit derived from design and fit out services from approximately US$0.7 million in FY2023 to approximately US$0.9 million in FY2024, which was in line with the increase in revenue from design and fit out services.

Our overall gross profit margin decreased from approximately 47.3% in FY2023 to approximately 35.6% in FY2024, which was primarily due to the increase in proportion of revenue and gross profit generated from the provision of design and fit out services as such services generally contribute a relatively lower gross profit margin as compared with design only services. Subcontracting and material costs were incurred for design and fit out services, the pricing of which may fluctuate over time while the cost of revenue for design only services mainly represented our own staff costs which were relatively controllable and manageable.

General and Administrative Expenses

Our general and administrative expenses increased from approximately US$0.3 million in FY2023 to approximately US$0.7 million in FY2024, which was mainly attributable to the increase in professional fees resulting from the increase in audit fees in relation to our initial public offering.

Other Income

Our other income remained relatively stable at approximately US$25,000 in FY2023 and approximately US$22,000 in FY2024.

Provision for Income Taxes

Our income tax expense remained relatively stable at approximately US$0.1 million in FY2023 and FY2024.

Net Income

As a result of the above factors, our net income remained relatively stable at approximately US$0.8 million in FY2023 and FY2024, and our net income margin decreased from approximately 30.7% in FY2023 to approximately 17.9% in FY2024.

Liquidity and Capital Resources

Net Current Assets

The table below sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2024	2023
	US$	US$
Current assets
Cash and cash equivalents	317,322	292,935
Accounts receivable, net	854,174	488,551
Accounts receivable – related party, net	150,602	71,838
Contract assets, net	220,792	46,878
Contract assets – related party, net	2,625	18,972
Deferred initial public offering costs	478,341	—
Prepayments	18,250	13,825
Deposits and other current assets, net	18,554	19,935
Total current assets	2,060,660	952,934

Current liabilities
Accounts payable	363,355	60,153
Contract liabilities	20,445	28,936
Due to related parties	4,835	254,400
Income tax payable	242,741	138,497
Operating lease liabilities, current	42,180	—
Accrued liabilities and other payables	240,193	52,009
Accrued liabilities and other payables – related parties	—	14,904
Total current liabilities	913,749	548,899

Net current assets	1,146,911	404,035

Our current assets mainly included cash and cash equivalents, accounts receivable, net, contract assets, deferred initial public offering costs, prepayments and deposits and other current assets. Our current liabilities mainly included accounts payable, contract liabilities, due to related parties, operating lease liabilities, income tax payable and accrued liabilities and other payables.

Our net current assets increased from approximately US$0.4 million as of March 31, 2023 to approximately US$1.1 million as of March 31, 2024, which was mainly due to (i) the increase in accounts receivables, net from approximately US$0.6 million as of March 31, 2023 to approximately US$1.0 million as of March 31, 2024; (ii) the increase in deferred initial public offering costs from nil as of March 31, 2023 to approximately US$0.5 million as of March 31, 2024; (iii) the increase in contract assets from approximately US$0.1 million as of March 31, 2023 to approximately US$0.2 million as of March 31, 2024; and (iv) the decrease in due to related parties from approximately US$0.3 million as of March 31, 2023 to approximately US$5,000 as of March 31, 2024; partially offset by (i) the increase in accounts payable from approximately US$60,000 as of March 31, 2023 to approximately US$0.4 million as of March 31, 2024; (ii) the increase in income tax payable from approximately US$0.1 million as of March 31, 2023 to approximately US$0.2 million as of March 31, 2024; and (iii) the increase in accrued liabilities and other payables from approximately US$0.1 million as of March 31, 2023 to approximately US$0.2 million as of March 31, 2024.

Cash Flows

Our source of funds for operations mainly comes from cash generated from operation. The primary uses of cash are mainly to finance its operations, working capital needs, and capital expenditure needs. Upon Offering, its source of funds will be satisfied using a combination of internal generated funds and net proceeds of the offering.

The table below sets forth a summary of our cash flows for the years indicated:

	For the years ended March 31,
	2024	2023
	US$	US$
Net cash provided by operating activities	$756,471	$722,516
Net cash used in investing activities	(8,225)	(5,144)
Net cash used in financing activities	(724,815)	(516,665)
Net increase in cash and cash equivalents	$23,431	$200,707

Cash provided by operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of design and fit out services, whereas our outflow from operating activities is principally for subcontracting fees payable to subcontractors, material costs payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

In FY2023, our net cash provided by operating activities was approximately US$0.7 million, mainly due to (i) our net income of approximately US$0.8 million; (ii) increase in income tax payable of approximately US$0.1 million, which was in line with the increase in taxable profits for the year; (iii) decrease in contract assets of approximately US$0.1 million, which was mainly attributable to the decrease in retention receivable from customers due to fewer projects that were completed close to the end of FY2023 of which the retention period had not been passed, as compared to FY2022; and (iv) increase in accrued liabilities and other payables of approximately US$0.1 million, which was mainly attributable to the accrued salaries for March 2023; partially offset by the increase in accounts receivable of approximately US$0.4 million.

In FY2024, our net cash provided by operating activities was approximately US$0.8 million, mainly due to (i) our net income of approximately US$0.8 million, (ii) increase in accounts payable of approximately US$0.3 million, which was in line with the increase in subcontracting cost for the year; (iii) increase in accrued liabilities and other payables of approximately US$0.2 million, which was mainly attributable to the increase in accrued professional fees; (iv) increase in income tax payable of approximately US$0.1 million, which was in line with the increase in taxable profits for the year; which partially offset by (v) increase in accounts receivable of approximately US$0.4 million, which was in line with the increase in revenue for the year; and (vi) increase in contract assets of approximately US$0.2 million, which was contributed by the retention receivable from customers in relation to projects completed close to the end of FY2024.

Cash used in investing activities

Our cash used in investing activities is primarily for purchase of property and equipment.

In FY2023 and FY2024, our net cash used in investing activities was approximately US$5,000 and US$8,000, respectively, which represented purchase of property and equipment of such amounts in the corresponding years.

Cash used in financing activities

In FY2023, our net cash used in financing activities was approximately US$0.5 million, mainly due to (i) payment of dividend to our shareholders of approximately US$0.5 million; which partially offset by (ii) increase in amount due to Mr. Hoi Lung CHAN and Mr. Cheong Shing KU of approximately US$32,000.

In FY2024, our net cash used in financing activities was approximately US$0.7 million, mainly due to (i) repayment to our shareholders of approximately US$0.3 million; and (ii) payments of initial public offering costs of approximately US$0.5 million.

Assets and Liabilities

The following table sets forth a summary of the assets and liabilities as of the dates indicated.

	As of March 31,
	2024	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	317,322	292,935
Accounts receivable, net	854,174	488,551
Accounts receivable – related party, net	150,602	71,838
Contract assets, net	220,792	46,878
Contract assets – related party, net	2,625	18,972
Deferred initial public offering costs	478,341	—
Prepayments	18,250	13,825
Deposits and other current assets, net	18,554	19,935
Total current assets	2,060,660	952,934

Non-current assets
Property and equipment, net	8,629	5,067
Operating lease right-of-use assets, net	42,180	—
Total non-current assets	50,809	5,067

TOTAL ASSETS	2,111,469	958,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	363,355	60,153
Contract liabilities	20,445	28,936
Due to related parties	4,835	254,400
Income tax payable	242,741	138,497
Operating lease liabilities, current	42,180	—
Accrued liabilities and other payables	240,193	52,009
Accrued liabilities and other payables – related parties	—	14,904
Total current liabilities	913,749	548,899

TOTAL LIABILITIES	913,749	548,899

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares of no par value, 180,000 shares authorized, 10,000 shares issued and outstanding as of March 31, 2024 and 2023 respectively*	4,000	4,000
Class B ordinary shares of no par value, 20,000 shares authorized, 5,000 shares issued and outstanding as of March 31, 2024 and 2023 respectively*	—	—
Subscription receivable	—	(4,000)
Additional paid-in capital	1,284	1,284
Retained earnings	1,191,973	408,535
Accumulated other comprehensive income (loss)	463	(717)
Total shareholders’ equity	1,197,720	409,102

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,111,469	958,001

____________

*        Shares presented on a retroactive basis to reflect the restructuring

Accounts receivable, net

The following table sets forth the breakdown of accounts receivable as of the dates indicated:

	As of March 31,
	2024	2023
	US$	US$
Accounts receivable	$1,015,452	$566,419
Less: allowance for expected credit loss	(10,676)	(6,030)
Total	$1,004,776	$560,389

Accounts receivable primarily consisted of accounts receivable arising from provision of design and fit out services and design only services to customers. Our net accounts receivable increased from approximately US$0.6 million as of March 31, 2023 to approximately US$1.0 million as at March 31, 2024, which was in line with the increase in revenue for the year.

Deferred initial public Offering Costs

Deferred offering costs mainly represented legal fee, underwriters’ fees and fees to other professional parties and regulatory bodies incurred related to the initial public offering.

Prepayments

Prepayments mainly represented prepayment made for professional services and the subscription fees for computer-aided design software. Our prepayments increased from approximately US$14,000 as of March 31, 2023 to approximately US$18,000 as at March 31, 2024, which was mainly attributable to the increase in prepayment made for computer-aided design software in FY2024.

Deposits and Other Current Assets

Deposits and other current assets mainly represented rental deposits for our offices, and renovation deposits which were required by certain landlords of our clients’ properties. Our deposits and other current assets remained relatively stable at approximately US$20,000 as at March 31, 2023 and approximately US$19,000 as at March 31, 2024.

Property and Equipment, net

During the years ended March 31, 2023 and 2024, our property and equipment mainly represented leasehold improvements, information technology equipment and furniture and fixtures. The net book value of property and equipment increased from approximately US$5,000 as at March 31, 2023 to approximately US$9,000 as at March 31, 2024, which was mainly attributable to purchase of IT equipment and furniture and fixture during the year.

Operating lease right-of-use assets, net

Operating lease right-of-use assets, net primarily represented the right-of-use assets in relation to the lease of our Hong Kong office entered into in April 2023 with a two-year term.

Accounts Payable

Accounts payable primarily consisted of subcontracting fees payable to subcontractors for their services such as electrical, plumbing and painting and cost of purchase of equipment, furniture and other materials. Our accounts payable increased from approximately US$60,000 as of March 31, 2023 to approximately US$0.4 million as at March 31, 2024, which was primarily attributable to the cost of purchase of equipment and subcontracting costs in relation to the fit-out projects for chained supermarkets, outdoor playground and certain residential properties, which were incurred close to the end of FY2024.

Due to Related Parties

Due to related parties represented funds advanced by shareholders for our business operation, which are non-trade, unsecured, interest free with no specific repayment terms.

Accrued Liabilities and Other Payables

Accrued liabilities and other payables mainly represented accrued salaries and operating expenses. Our accrued liabilities and other payables increased from approximately US$67,000 as of March 31, 2023 to approximately US$0.2 million as at March 31, 2024, which was mainly attributable to the increase in accrued professional fees.

Commitments and Contingencies

Lease commitments

As of March 31, 2024, the maturity analysis of operating lease liabilities is as follows:

Financial years ending March 31,
2025	$43,478
Thereafter	—
Total undiscounted cash flows	43,478
Less: imputed interest	(1,298)
Present value of lease liabilities	42,180
Less: Non-current portion of lease liabilities	—
Current portion of lease liabilities	$42,180

Contingencies

There were no pending or threatened claims and litigation as of March 31, 2024 and through the issuance date of the consolidated financial statements.

INDUSTRY

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well as estimates by our management based on such data. Any projections of future growth used or calculated within this section may or may not occur; if occurred, any projections of future growth may or may not occur at the projected rates. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this Offering has independently verified such information, and neither we nor any other party involved in this Offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

The bases and assumptions for the projections made in this prospectus include the following: (i) Hong Kong’s economy is likely to maintain steady growth in the next decade; (ii) Hong Kong’s social, economic, and political environment is likely to remain stable in the forecast period; and (iii) key market drivers such as rising residential supply and influx of Chinese corporations will drive the interior design services market in Hong Kong.

MACROECONOMIC ENVIRONMENT IN HONG KONG

Gross Domestic Product (“GDP”) Growth in Hong Kong

The GDP value of Hong Kong increased from HK$2,660 billion to HK$2,862 billion from 2017 to 2021, at a CAGR of approximately 1.8%. The growth in 2021 was due to the supportive government policies for financial and real estate markets, and the recovery of merchandise trade. From 2022 to 2026, it is projected that the GDP in Hong Kong will recover and grow from HK$2,881 billion to HK$3,541 billion, respectively, representing a CAGR of approximately 5.3%. The growth in Hong Kong’s GDP will be potentially caused by the reduction in lockdown measures implemented by the Hong Kong government, the improved labor market conditions, and the disbursement of consumption vouchers.

Population Growth

According to the Census and Statistics Department, the population in Hong Kong grew steadily at a CAGR of 0.2% from 7.3 million in 2016 to 7.4 million in 2021. In the next five years, population growth is expected to be moderate which will continue to drive the demand for residential spaces and the growth in newly established housing will continue to benefit the interior design industry.

THE INTERIOR DESIGN AND FIT OUT MARKET IN HONG KONG

Overview

Interior design and fit out market refers to the market that offers integrated services aimed at visually and functionally enhancing the interior environment of buildings with a primary objective to create habitable space that cater to the needs and comfort of the occupants. Interior design and fit out works is defined as the process to visually and functionally enhance the ambience of interior space. It generally includes design and decorating works ranging from design drawings, site works, and post-design consultancy and supervisory services performed by professional practitioners. Based on the types of buildings, interior design and fit out works services market can be divided into residential sector, commercial sector, industrial sector, community facilities sector, government institutions sector and others.

Interior design services consist of professional service of designing for the purpose of enhancing the utility and attractiveness of the interior of the building, including flooring, electricity installing, and ceiling decorating etc.

Fit out service usually involve carrying out instructions provided by the specific interior design, which include tasks such as partitioning, flooring, ceiling, electrical installation, and ensuring compliance with environmental requirements. Interior design and fit out services are usually provided for newly constructed buildings and buildings that require renovation.

Segmentation and Life Cycles of Interior Design and Fit-out Market

The interior design and fit out market can be categorized based on the use of buildings, residential buildings and commercial buildings. Examples of residential buildings include houses and apartments while examples of commercial buildings include retail stores, shopping malls, office buildings, etc.

The life cycles of design and fit out projects for residential buildings and commercial buildings may vary as the frequency of renovation of these buildings are different. In general, commercial buildings have a higher frequency of renovation at around 5 to 10 years of usage, as users are more inclined to drive the retail business and attract potential customers through regular renovation. On the other hand, residential buildings generally require renovation, alternation and additional work after every 10 to 20 years of usage.

Value Chain of Interior Design and Fit-out Market

The value chain of interior design and fit out market usually consists of upstream suppliers, midstream interior design and fit out works solution providers and the downstream end users. Interior design and fit out companies usually gain new projects through (1) submission of tenders for services; (2) customer referral; and (3) cold call. It is also a common practice for customers from commercial sectors to invite interior design companies to submit tender or solicit design services through direct appointment.

Market of Interior Design and Fit-out Works in Hong Kong

According to the Hong Kong Property Review 2023, office completions in 2022 rose significantly to 351,300 square meter; commercial completions in 2022 rose significantly to 117,700 square meter; and residential completions in 2022 rose to 21,168 units with an increase of 47% from 2021.

According to the news release from Jones Lang LaSalle, a global residential and commercial real estate services company, and its Asia Pacific Fit-Out Cost Guide 2022/2023, Hong Kong’s average cost of designing and building workspaces raised by 8.3% to US$1,402 per square feet in 2022. As the recovery in consumption in Hong Kong took place against the backdrop of elevated global inflation and tightening financial conditions, which are slowing global demand, Hong Kong’s average cost of designing and building workspaces has remained steady over the previous years despite pandemic related cost drivers due to competition fueling margin compression.

Competitive Landscape

The interior design and fit out market in Hong Kong is highly fragmented. In 2022, there were approximately [two thousand] establishments, with more than seven thousand individuals engaged in various aspects of the interior design and fit out works market in Hong Kong. Due to its highly fragmented nature, the interior design and fit out industry currently has no major leading players identified.

Generally, the key considering factors for customers include budgetary concerns, quality of services, timeline of project and track record of the interior design and fit out works provider. In addition, some customers may also prefer integrated services of interior design and fit out with project management. Market players tend to differentiate themselves based on price, style and reputation in order to obtain more business opportunities.

Market Growth Drivers

Increasing Income Level and Pursuit of Better Living Standards

According to the Census and Statistics Department of Hong Kong, per capita gross national income (“GNI”) in Hong Kong has shown continuous growth from 2018 to 2023, reaching approximately HK$410.8 thousand in 2023 from HK$398.6 thousand in 2018. Since a large portion of income earned by Hong Kong residents is spent on housing, the property market in Hong Kong is sustaining its moderate developments. The increasing income level, coupled with the heightening living standard in Hong Kong have resulted in higher requirement and demand for quality interior design for new properties. The rise of GNI per capita indicates a greater consumption power and willingness towards consumer expenditure on design and fit out as to elevate standard of living.

Growing Demand from Commercial and Retail Sectors

The Government Land Sale Programme in 2023-24 will include the sale of 3 commercial sites and 3 industrial sites capable of providing about 200,000 square meter of commercial floor area and 170,000 square meter of industrial floor area respectively.

With the enhanced accessibility and infrastructural development and support in areas, such as Kowloon East and Island East, rapid expansion and fit out works of office spaces serve as another factor as tenants seek to revitalize working ambience with a view to elevate aesthetic appearance at a relatively lower rental price. Sizeable shopping malls such as The Lohas, has also undergone fit out works in 2021 to expand capacity and improve aesthetic value.

Sustained Supply of Residential Buildings

The Hong Kong government has issued different policies to drive the housing supply, namely the “Land Sharing Pilot Scheme” addressed in 2020 Policy Address which seeks to unleash the development potential of privately owned agricultural lots for both public and private housing development through public-private partnership. For private sector, the 2023-24 Budget envisaged an estimated average annual production of about 19,000 units in the upcoming five years from 2023 onwards. The expected first-hand private residential unit supply for the next 3 to 4 years is about 105 000 units. The completion of large private domestic units (i.e. with size larger than 100 sq.m.) is expected to maintain a production volume of approximately 1,300 to 1,700 units during 2022 to 2026, while the total aggregated production is expected to attain 7,500 within the 5 years, which serve as an impetus to the interior design and fit out works for sizeable and luxury residential properties.

Entry Barriers

Established Relationship between Existing Market Players and Customers

In general, corporate customers and some individual customers have strong preference of established brand of interior design and fit out companies with proven track record and capability to meet the customers’ requirement. As such, customer referral for design and fit out projects is also not uncommon in the industry, which is advantageous for the existing market players with strong base of customers. Thus, reputation and customer relationships will be two of the key entry barriers to new market entrants.

High Start-up Capital

Setting up the interior design and fit out business requires hiring of design professionals, purchase of equipment and software. Some large-scale interior design companies may even have their own research and development facilities for creation of product prototype and individual showroom. Meanwhile, substantial capital is usually required for certain initial payments including advanced fit out material procurements, upfront payments for subcontractors, and administration expenses for permission of commencements and so on. As a result, financial requirement serves as a barrier to new market entrants.

Limited Pool of Experienced Labor, Designers and Qualified Suppliers

With the trend of ageing working force in construction industry, there is limited number of experienced and specialized labor working for fit out contractors in Hong Kong. In addition, existing registered subcontractors for fit out works, raw material and furniture suppliers are often in business partnership with main contractors for interior design and fit out works. On the other hand, the number of experienced designers engaged in interior design industry, such as senior designers and design directors, is limited. Therefore, additional resources may be required for new market entrants to seek experienced talent in interior design as well as qualified subcontractors to complete the fit out projects with high quality and in a timely manner.

Key Factors of Success

Established Business Relationship

Relationship with key customers is recognized as one of the most important attributes for success in the interior design and fit out works providers as it is related to customer satisfaction, which may also lead to potential business opportunities through referral of projects. On the other hand, maintaining a good partnership with qualified subcontractors is essential for successful accomplishment of fit out works.

Quality Service

Ability to deliver high quality interior designs and fit out works is important to market players to stand out from the crowd as quality is associated with the overall impression towards the premises from end users and also the durability of interior decoration, furniture as well as maintenance cost after certain period of time. Market players with better service quality and scope of service are usually more preferred by customers. For example, value-added consulting services for customers in order to understand both their industry needs and specific requirements and expectations, regular progress reporting and timely completion of projects are key factors contributing to the success of an interior design and fit out contractors, mainly due to high requirement from customers including property developers and property owners.

Market Know-how

Extensive experience and knowledge in the industry are two of the common characteristics for leading players as understanding of conceptual idea from customers and offer related tailor-made, innovative design solution is important prior to commencement of fit out works. Generally, successful market players usually hold a proven track record of fulfilling different requirements from major customers.

Market Opportunities and Challenges

Marketing Innovation and Technology

The trending e-commerce and digital platform offers opportunities for potential business development in interior design and fit out market in Hong Kong. Market players can promote their services through websites, online media coverage, and social media platform. With the latest display technology, some interior designers have been adopting virtual reality and augmented reality to overcome the challenges of a verbal explanation of designs and 2D drawings faced by designers. This allows customers to visit different iterations of rooms virtually. Communication through digital tools can further strengthen the relationship with existing customers.

Rising Labor and Material Cost

The average monthly salary of designers, average daily wages of fit out workers and specialized workers have increased continuously from 2017 to 2022. In addition, certain construction materials such as marble and steel applied in fit out works also record a growth during the same period.

Shortage in Skilled and Experienced Workers and Designers

According to the Construction Industry Council, labor involved in the fit out works industry such as painter and decorator, plasterer, leveler are categorized into the list of shortage trades. The shortage of labor in these major types of workers has resulted in an overall inflation of labor cost as well as potential absence of capacity for works providers to undertake additional projects.

BUSINESS

Overview

Founded in 2018, we are a Hong Kong-based interior design and fit out works provider. We have a strategic focus on providing integrated and industry-specific interior design and fit out works for commercial properties. Our work encompasses offices of different industries and various kinds of retail stores with a view to reflecting our customers’ corporate values and conceptualize our customers’ brands. Our commercial projects cover internationally-renowned retail stores, food and beverage outlet chains, offices and other premises of a premier charitable organization in Hong Kong. We also provide integrated interior design and fit out works for luxury residential properties to enhance both the aesthetics and functionality of the interior space.

Our projects can be roughly categorized into (i) design services, in which we develop and create tailor-made interior design proposals; and (ii) design and fit out services, in which we undertake the overall project management, coordination and quality control, and supervise fit out works carried out by our subcontractors, complemented by other services such as repair and maintenance works and procurement of furniture and fit out materials, etc.

Services

A brief description of each of our two major types of services is as follows:

1.      Design Services

For design services, our in-house designers understand the needs of individual customers and the industries they are engaged in, conceptualize customers’ design ideas with layout plans and sketches, create tailor-made interior design proposals to cater for individual customers’ industry needs and produce project documentation.

The design proposals are first presented to our customers in the form of a two-dimensional drawing executed by software, namely Adobe and AutoCAD, for their consideration. The drawing generally includes proposed layout, concept sketches, materials, colors, and textures to vividly showcase our creation.

After several rounds of interactive discussions with our customers and modifications of our interior design proposal, we produce a final design proposal in the form of a three-dimensional (“3D”) technical drawing with the assistance of computer-aided design (“CAD”) systems. A 3D CAD system produces the geometry of the site on which individual parts, including rooms, fixtures and furniture can be assembled to represent our final design.

2.      Design and Fit out Services

Design and fit out services comprise both the abovementioned design services and our fit out services. It constitutes a majority of our projects for FY2023 and FY2024.

For fit out services, our project managers observe the progress of their responsible projects and closely supervise the work of subcontractors through regular on-site visits and quality inspections. Their work extends from the commencement of our services, the delivery of the certificate of completion and until the follow-up rectification of defects during the defects liability period of six to twelve months.

Our interior fit out services typically involve: (i) overall project management of the interior fit out works, which involves design implementation, planning, coordination, monitoring and on-site supervision throughout the project and during the defects liability period for rectification of defects; (ii) supervision of the construction and installation of interior fit out works carried out by our subcontractors; (iii) procurement and supply of carpentry/joinery and integral furniture, fixtures and accessories; and (iv) maintenance of the interior fit out works during the defects liability period for the projects which we undertake on an ad-hoc basis. To a lesser extent, we also provide other services, including repair and maintenance works and procurement of furniture and fit out materials etc., to our customers.

Business Model

Set out below is a diagram of our business model:

Operation Flow

The following diagram summarizes the principal steps of the operational flow when undertaking (i) design services and (ii) design and fit out services:

PROJECT INITIATION
Project identification
↳ Preliminary consultation and assessment
↳ Site Visit and measurement
↳ Design and fee proposal preparation
↳ Preparation and presentation of preliminary layout and design proposals and/or submission of quotations
↳ Acceptance of proposal & project awarded
DESIGN
Fine-tuning and finalization of design proposals with drawings
FIT OUT
(in Design and Fit out projects)
Formation of project management team
↳ Engage subcontractors and if required, procurement of fit out materials
↳ Monitoring the implementations of fit out works
↳ Variation orders or minor modification works to be undertaken (if any)
↳ Furnishing delivery and installation (if any)
COMPLETION
Customer inspection
↳ Defects fixing (if any)
↳ Completion of project and receive final payment
FOLLOW-UP
Perform repairs and maintenance during defect liability period and receive retention monies (if applicable)
Quality Control

Project Initiation

Initiation

Our projects are mainly secured through (i) recurring customers; and (ii) referrals from previous or existing customers and business partners.

Our customers include both corporates and individuals. Corporate customers generally request us to submit tenders, whereas individual customers generally request us to submit quotations.

Before we proceed with a project, we liaise with customers to understand their objectives and requirements in order to determine the scope of our services, set out a work schedule, provide an estimated budget, and make a preliminary assessment to decide on the feasibility of a potential project by considering, among others, our then available internal resources, the nature, requirements, complexity and time frame of the project etc.

Our design team and project management team are respectively responsible for the preparation and implementation of the design proposal. The design team creates the design proposals containing a layout plan and suggested materials to be used, such as the types of tiles, stone, steel, wood, marble and fabric, etc., which may be varied or changed from time to time during the project implementation process. Our project management team, consisting mainly of project managers and members from the design team, is responsible for obtaining preliminary quotations and selecting subcontractors and material suppliers.

Our finance department works together with the design team and/or the project management team to estimate the project cost. It also conducts customer background checks and project finance during the process. The proposals and cost estimates are then reviewed and approved by the management before being submitted to potential customers for consideration. Information in respect of a potential project, such as target end users, market positioning, design style and project nature and scale, are be gathered for tender or quotation purposes. The fee proposal is generally determined based on (i) reference unit price formulated for different categories of projects and services; and (ii) design area, adjusted by factors such as the total scope and volume of work, the identity and our relationship with the customer, the number of contracts awarded by the customer at the relevant time and the market conditions.

Project commencement

We generally consider a project to have commenced when our tender is accepted by, or the signed quotation is received from, the customer. Each tender document and design quotation will include a statement that the copyright of all designs and drawings provided by us shall remain vested with us and that the customers are not permitted to make copies of the design or drawings, nor use the designs or drawings without our prior written approval.

Initial payment

We generally request an initial payment, which usually ranges from 20% to 40% of the total contract price, upon acceptance of our tender or our quotation (as the case may be). The period of the initial phase of each of the projects may vary, but from our past experience, the initial phase transpires generally over one month or less. According to the agreed terms and upon receipt of the initial payment, the design team then proceeds to the design phase.

Design

Based on the agreed terms of the design proposal, our design team finalizes the conceptual design details and specifications of the project. For projects limited to our design services only, the projects are completed once we have provided the final design to the customers. For design and fit out projects, a project management team is generally responsible for overseeing the project and ensuring the fit out works are completed according to the designs agreed by the customers. The timespan for designing each project varies but generally lasts over one week to four weeks.

Fit out (for design and fit out projects only)

For design and fit out projects, we outsource all fit out works to internally-approved subcontractors. We are responsible for the overall project management and inspections of the construction works carried out by our subcontractors. To ensure service quality, our project management team will oversee the project and coordinate with subcontractors, materials suppliers and other parties involved in the project during this process.

Our subcontractors generally perform a wide array of fit out works under our supervision, such as air-conditioning, electrical and mechanical works, plastering works, lighting works, stone and marble works, production and installation of furniture, partitioning works, ceiling works, glassware works, plumbing and drainage installation works, steel works, waste disposal works, masonry works, wood works and painting works, as well as other associated works. The project management team will visit the work sites generally on a weekly basis to carry out on-going monitoring of the status and progress of the project.

Our management team usually has regular progress meetings with our project management team to keep abreast of the status of each project and to identify and resolve any issues which may arise. If there are any defects in the work during the handover or after completion of the project, we will request our subcontractors to rectify the defects.

A fit out work generally takes around six to nine months. Depending on the scale of a project, we may issue invoices for interim payments to customers based on the payment terms in the tender or fee quotation.

During the course of a project, customers may request changes or alteration in the design or fit out specifications or materials to be used for the fit out works. In such cases and where additional costs for our services or goods have not been previously agreed upon, we generally issue variation orders or additional fee quotations to reflect such changes and their associated costs. For FY2023 and FY2024 and as of the date of this prospectus, we had no material disputes with any of the customers relating to variation orders or additional quotations for changes in the scope of services for any project.

Review and Completion

Once the agreed upon works are completed for design and fit out projects, we conduct inspections with our customers at the project premises with an aim to identify any defects prior to customer handover. Under our existing internal control policy, customers are requested to sign a handover letter to confirm the completion of the project. We issue invoices for final payments with reference to the actual completion date of the project, according to the terms of the quotation. If retention monies are required as a security deposit, the retention monies will generally be released after the end date of the “defects liability period” (as described below).

A project is considered to be completed when our works have been completed in accordance with our contract at which (i) a final invoice would be issued by us; and (ii) remaining revenue of the project would be fully recognized at the same time.

Once a project is completed, our directors will seek feedback from the customer in order to help us gauge the customer’s satisfaction, improve our services in the future, and determine whether any rectification work may be required following completion. For our fit out works, we normally offer customers a complimentary six-to-twelve-month defects liability period to rectify defects, if any. In some design and fit out projects where a defects liability period is expressly provided in the contract or quotation, retention monies may be required and will be settled upon conclusion of such defects liability period. Upon request by customers, we may engage subcontractors to provide repair and maintenance services. For FY2023 and FY2024, we have not received any defect claim from our customers.

Follow-up

We only provide maintenance on projects on an ad hoc basis.

Our Competitive Strengths

We are led by a dedicated management team with extensive industry experience and have a strong and experienced in-house design team.

We believe that our management team’s extensive industry experience and knowledge will enable us not only to formulate competitive quotation but also to manage and implement our projects effectively and to control the costs of our projects. Our management team’s industry insight and strategic vision also allows us to develop sustainable business strategies and seize market opportunities, thereby strengthening our presence in the interior design and fit out services market in Hong Kong.

Our creative director and managing director are Mr. Hoi Lung CHAN and Mr. Cheong Shing KU, respectively. They are responsible for the brand building, market development, and strategic planning of the Company, as well as creative design and management of our key projects. They are co-founders of our Operating Subsidiary and had been leading our business operation since our establishment in 2018.

Mr. Hoi Lung CHAN (“Mr. Chan”) is a registered architect in the State of New York, USA, and has been practicing design and architecture for more than 15 years in both USA and the Asia Pacific area. He received full tuition and graduated from Massachusetts Institute of Technology with a Master of Architecture degree. Prior to setting up Matter Interiors Limited, Mr. Chan worked as a senior designer and project manager at Kohn Pedersen Fox Associates PC’s New York and Hong Kong offices on multiple large-scale development projects.

Mr. Cheong Shing KU (“Mr. Ku”) has more than 15 years of experience in the interior design and fit out services industry. He obtained a bachelor’s degree of science in interior design from San Francisco State University in May 2008, and was later awarded certificate of completion for architecture design practice with BIM in 2012. See “Management — Directors and executive officers” on page 97.

As of the date of this prospectus, we have 3 project managers and 3 interior designers with a range of 5 to over 10 years of experience in the interior design and fit out services industry. In addition to the leadership of our two founders, each of our interior design and project management teams is capable of handling various categories of projects independently while delivering quality designs and decorations in accordance with our in-house design standards and specifications.

We offer quality services through the adoption of well-established design quality control system.

We believe our design quality control system has substantially contributed to our enhanced brand recognition and reception by our customers.

We believe an organized and systematic approach would facilitate consistent delivery of quality designs and fit out works. To this end, our directors have formulated in-house design references and guidelines for our design and project management teams. These design references and guidelines include design solutions and illustrations for different interior space and environments and updates on the latest design trends, styles and available materials and technics. We had also formulated and implemented a set of internal standards and specifications governing the deliverables of our interior designs and decorations such as layout plans, image boards, computer generated images, sample boards, dimensional plans, and working details. These deliverable standards and specifications set out, among other things, contents and level of details to be incorporated in different documentations and labelling requirements on samples. New design concepts or styles are from time to time explored and introduced into our projects by a designated design team.

To oversee the incorporation of our in-house standards and specifications, we have adopted an internal control system. Our creative director is responsible for, among other things, overseeing the designs produced by the design team for each project. Our project director and project managers are responsible for overseeing each design team in aspects such as workload assessment, billing matters, project management, contractual issues and customer relationships. Our quality control system enables our interior designers to concentrate on producing quality designs in an efficient manner.

We have stable relationships with a number of customers and strong working relationships with subcontractors.

Throughout the years of operating in the interior design and fit out services industry in Hong Kong, we have established strong customer loyalty and developed stable relationships with our recurring customers, including an internationally renowned retail chain store and a premier charitable organization in Hong Kong. We believe that our strong and stable customer base has and will continue to contribute to our growth. We also believe that maintaining stable customer relationship is a key factor to our success in the industry, as customer satisfaction may lead to potential business referrals and attract return customers. We have provided design and design and fit out services for a wide range of commercial properties including offices, franchised stores, chain restaurants, lounges, massage parlors, beauty salons, office lobbies, gyms, subway stations, museums, and bookstore etc. It is also one of our key competitive strengths and our anticipated ability to leverage customers’ continuing support for new business opportunities.

We believe that having a strong network of subcontractors is important for materializing our designs and delivering satisfactory results consistently to our valued customers. The longest business relationship has been maintained over 4 years, as of the date of this prospectus. During FY2023 and FY2024, we did not enter into any long-term agreement or arrangement with any subcontractors.

We have a list of internally-approved subcontractors that have been working consistently with us during the course of business. The management chooses subcontractors based on a set of criteria including the sufficiency of staffing and other resources, and technical capability.

We execute our projects effectively and efficiently to meet our customers’ requirements.

We believe we have been successful in retaining and maintaining business relationships with our customers due to our capability in providing industry-specific interior design and fit out works to our customers in an effective and efficient manner.

Our interior designers work closely with our project managers to understand and fulfil our customers’ requests and to deliver our interior designs and fit out works efficiently. While our interior designers ensure our interior designs and decorations are delivered with quality and in accordance with our customers’ expectations, our project managers supervise the quality and progress of their responsible projects and ensures that different aspects of our customers’ demands are well-attended by us. Impact caused by unforeseeable issues, such as a sudden increase in workload or an extended project timetable, on the delivery of our quality services is also minimized since we are well supported by teams of interior designers who can be flexibly assigned to undertake ad hoc tasks or projects within a short period of time. We had not encountered any material disputes or delay in completion of our projects which had subjected us to significant liquidated damages for FY2023 and FY2024.

Our Business Strategies

We strive to deliver value to our shareholders over the long term through executing our strategic initiatives, and we intend to pursue the following strategies to capitalize on our strengths so as to enhance our business prospects, competitiveness, and financial performance, and achieve sustainable business growth.

We will further strengthen our interior design team and strategically expand our business operations into other geographic markets including the United States and the United Kingdom.

Since the incorporation of our Operating Subsidiary, we have created a strong interior design portfolio covering venues of various usages and purposes, from offices, franchised stores, bookstores, chain restaurants, lounges, massage parlors, beauty salons, gyms to office lobbies, subway stations and museums. We enhance both the aesthetics and functionality of an interior space by leveraging our expertise and creativity in generating bespoke designs that tailors to the look and feel of our customers’ brands. Nevertheless, the interior design and fit out services market in Hong Kong is highly fragmented and competitive. We believe that having sufficient qualified and talented interior designers is a key to enable us to continue our growth momentum and to secure and undertake more projects while ensuring the consistent delivery of quality work. Therefore, recruitment of additional talents is crucial and necessary to our expansion plan and sustainability of business. In order to undertake more design and fit out projects in both our existing markets and new markets, we need to expand our existing design teams.

When there is sufficient manpower, business opportunity, and development, we plan to grow our presence in overseas markets by establishing branch offices in New York and London as well as other prominent cities in the United States and the United Kingdom. The success of our business going forward will rely in part on our ability to continue to obtain and expand business from existing customers while also attract new customers. Since some of our customers are international brands with worldwide retail store coverage, we shall try to secure new overseas design projects from existing customers. In addition, Mr. Chan, our co-founder and a New York licensed architect, will rely on his existing overseas network to procure new customers and projects through our Operating Subsidiary. We believe that business opportunities in relation to potential overseas projects and customers, if materialized, will bring considerable demand for our interior design and fit out services.

We will continue to enhance our brand recognition and sales and marketing strategy to expand our customer base.

We believe that our brand and reputation are paramount to our growth and will underpin our development in the future and the success of our past projects has contributed to our brand recognition. Although word-of-mouth has been quite effective for the past years in securing us projects, we intend to carry out direct advertisement and marketing campaigns on both digital and traditional media channels to attract new customers. In view of such, we intend to:

(i)     create a corporate website to increase accessibility of our corporate profile in order to increase exposure to potential new customers;

(ii)    participate in industry seminars, issue periodic publications and place advertisements in industry magazines with the aim to increase our brand awareness and market presence in Hong Kong and other selected countries with potential;

(iii)   commit more resources in our sponsorship program and participate in more industry exhibitions and forums; and

(iv)   arrange for media exposure through, among other things, press interviews and participation of media programs.

Further, through this Offering, we believe that the profile and public awareness of our Company and our industry will be significantly enhanced and this will form the foundation for our Company to expand and grow in the future.

We plan to improve interaction with customers by developing web interface and our information technology systems.

We intend to develop a customer relationship management module with internet and mobile applications and web interface, to improve communication with customers by giving them electronic access to information of our current and past projects, such as quotations, project status, reported defects, and rectification progress. An IT upgrade is expected to create a competitive advantage for business growth, because it enhances customer’s experience of interacting with us.

Additionally, we intend to improve our design capability and financial reporting system to cope with the anticipated business growth by purchasing or upgrading design software and a more advanced accounting system, such as Autodesk Revit for project documentation, Autodesk 3DS Max for VR application to our interior design etc., as well as necessary IT hardware and professional equipment such as Oculus Headset, CNC milling machine, etc.

We intend to allocate additional resources for maintenance and development of our information technology systems. As our business continues to develop, we will enhance our operational efficiency in order to achieve a more effective cost control. Therefore, we plan to invest in enterprise resource planning system on top of our existing system to streamline and automate daily operation flow and acquire new computers and servers to upgrade our existing hardware.

We will pursue growth through potential investment and acquisitions.

We believe fragmentation of the interior design and fit out services market in Hong Kong will give rise to sample business opportunities to expand and strengthen our business through acquisitions. Whilst Hong Kong will remain our major market, we may expand our business and geographic coverage including the United States and the United Kingdom by identifying targets which (i) have strong interior design and project management teams with experience working on local and different categories of interior design and fit out services projects; (ii) are capable of independent profitable operation; and (iii) are generally complementary to our design and operational value. As of the date of this prospectus, we have not identified any potential acquisition target or initiated negotiations for any acquisition.

Projects Overview

During FY2023 and FY2024, we offered services for residential and commercial projects in Hong Kong.

Projects Undertaken during FY2023 and FY2024

The following table sets forth the number of projects undertaken by us, the breakdown of our revenue generated by type of premises and their respective percentage of our total revenue for FY2023 and FY2024, respectively:

	FY2023		FY2024
	Revenue (US$)%		Revenue (US$)%
Non-residential(1)	$1,291,995	48.3%	$3,651,614	83.3%
Residential(2)	$1,381,483	51.7%	$731,382	16.7%
Total revenue	$2,673,478	100.0%	$4,382,996	100.0%

____________

Note:

(1)      Our non-residential projects were mainly for offices, franchised stores, chain restaurants, lounges, massage parlors, beauty salons, office lobbies, gyms, subway stations, museums, and bookstore etc.

(2)      Our residential projects were mainly for sizeable and luxury residential apartments, detached houses and serviced apartment in prime areas, such as Mid-Levels Central, the Peak, Tin Hau, Quarry Bay, etc.

Major Completed Projects

The following table provides the five largest projects (in terms of revenue recognized) completed by us during FY2023 and FY2024, respectively:

	Location	Type of project	Use of the premises	Revenue recognized US$
1.	Central	Design and fit out	Food & beverage	582,828
2.	Shatin	Design and fit out	Food & beverage	473,441
3.	Happy Valley	Design and fit out	Retail	470,441
4.	Pok Fu Lam	Design and fit out	Residential	308,679
5.	Central	Design and fit out	Playground	279,377

Customers

Characteristics of our Customers

For FY2023 and FY2024, we had 30 and 34 customers, respectively, some of which engaged us for more than one project during the same period.

We do not have any master long-term contracts signed with our customers and the contracts are entered into on a single project basis.

For FY2023 and FY2024, the percentage of the total revenue attributable to the largest customers amounted to approximately 18.1% and 16.2%, respectively, while the percentage of the total revenue attributable to the five largest customers combined amounted to approximately 59.3% and 61.2%, respectively.

Our Group’s contracts with our customers generally contain payment schedules requiring stage payments over the fit out period once milestones are reached. These payment schedules prevent the build-up of significant contract assets. However, not all the contracts require a significant portion of advance payment before any works are to be performed. In particular, our credit terms are generally 30 to 90 days. On the other hand, some contracts have a twelve-month retention period for 5-10% of the contract sum.

Our Contracts with Our Customers

In general, we have a standard form of quotations, although in some cases, the customers may require us to use their own standard forms. In cases of tenders, we submit tenders according to the requirements in the tender invitation documents. The material contract terms in the tenders are the same as those in our customary quotations.

Design Contracts

The terms of our contracts with our customers vary on a project-by-project basis depending on our negotiations with them. A summary of the salient terms of the design contracts with our customers are set out below:

Term of the contract	:

We usually follow an agreed schedule based on the typical time required for the deliverable set out in the contract. Based on our completed projects for FY2023 and FY2024, the average duration of our design projects ranged from one to three months.

Scope of our services	:

Our contracts with customers set out details of our scope of services based on our customers’ specifications and requirements. During FY2023 and FY2024, none of our contracts with customers contained an exclusivity clause which restricted or limited our ability to provide services to other customers.

Service fee	:	It is generally a fixed lump sum and no remeasurement will be conducted except for works conducted pursuant to variation orders issued by customers.
Payments	:

Our customers are generally required to pay a deposit upon signing our contracts, and we are entitled to interim payments upon reaching pre-determined key stages of our work executed during the course of the project such as concept design, schematic design, design support and detail design.

Variation orders	:

If substantial adjustment is to be made to the drawings and documents previously approved by our customer, our customer will usually be required to enter into a separate engagement or supplemental agreement with us setting out a reasonable fee and delivery schedule.

Design and Fit out Contracts

The terms of our contracts with our customers vary on a project-by-project basis depending on our negotiations with them. A summary of the salient terms of the design and fit out contracts with our customers are set out below:

Term of the contract	:

The expected commencement date and the expected completion date of our projects are generally stipulated in our contracts. We usually follow an agreed schedule based on the typical time required for a particular stage or deliverable set out in the contract. Based on our completed projects for FY2023 and FY2024, the average duration of our design and fit out projects ranged from 100 – 120 days.

Scope of our services	:

Our contracts with customers set out details of our scope of services based on our customers’ specifications and requirements. During FY2023 and FY2024, none of our contracts with customers contained an exclusivity clause which restricted or limited our ability to provide services to other customers.

Service fee	:	It is generally a fixed lump sum and no remeasurement will be conducted except for works conducted pursuant to variation orders issued by customers.
Payments	:

Our customers are generally required to pay a deposit upon signing our contracts, and we are entitled to interim payments upon reaching pre-determined key stages of our work executed during the course of the project (i.e. detail design, completion of renovation work and completion of the defects liability period). The fees are settled in Hong Kong dollars.

Variation orders	:

If substantial adjustment is to be made to the drawings and documents previously approved by our customer, our customer will be required to enter into a separate engagement or supplemental agreement with us setting out a reasonable fee and delivery schedule.

Defects liability period	:	We will generally provide all rectification works for six to twelve-month defects liability period from the date of practical completion.

Upon receipt of the counter-signed contract or quotation from the customer, we would start working on the project. On some occasions, we may be required to commence work before the execution of the formal contract. In such circumstances, our customer would generally need to provide us with written confirmation on our engagement in advance, which sets out the service fee, payment method and design scope.

Pricing Policy

Our service fee for interior design services and interior fit out works is determined on a case-by-case basis with reference to (i) reference unit price formulated for different categories of projects and services; and (ii) design area, adjusted by factors such as the total scope and volume of work, the identity and our relationship with the customer, the number of contracts awarded by the customer at the relevant time and the market conditions. The reference unit price has taken into account our target margin, our historical service fee, anticipated design work and target market. In general, in line with our marketing position and strategy in providing integrated and industry-specific interior design and fit out works for commercial projects and luxury residential projects, the unit price for some projects is higher than that those projects which have simpler design requirements. Our management would review the reference unit price regularly to ensure the competitiveness of our service fee and maintain our profitability.

Subcontractors and Suppliers

We generally engage (i) subcontractors for the provision of fit out works such as electricians, metal workers, plumbers, carpenters and other skilled craftsmen; and (ii) suppliers for furniture and fit out materials such as woodenware, concrete, decoration boards, and cleaning tools.

Subcontractors

Reasons for subcontracting arrangement

It is the customary practice of interior design and fit out service providers in Hong Kong to engage subcontractors for fit out works. Such subcontracting arrangements (i) allow us to focus on interior design and quality control aspects, which is the core of the business; and (ii) give us flexibility to select from a pool of subcontractors with different skill-sets that suit the requirements of different projects. Not all of the projects involve fit out works and such arrangements with subcontractors allow us to deploy resources in a more cost-effective manner and without the need to maintain a large workforce of full-time staff.

Basis for selection of subcontractors

We will generally select subcontractors from our list of internally approved subcontractors based on their relevant experience as well as their availability and expected fees.

We review our subcontractor list periodically, based on factors such as their track records, staff and other available resources, technical capability, qualifications (including permits, licenses and approvals held), sufficiency of equipment and past performance. Moreover, our project management team is responsible for checking that no illegal workers have been or will be hired by the subcontractors and illegal immigrants or others who cannot lawfully be employed are prevented from entering the site or working on projects.

We would also verify that our subcontractors have obtained relevant licenses, permits or approvals for carrying out the works and have sufficient insurance for their workers. We perform regular visits to the worksites to supervise the work performed by our subcontractors and assess their performance, including reviewing whether the work is being done properly and according to schedule, permitting significant control and oversight over subcontractors.

We have certain policies and procedures to address customer complaints. During FY2023 and FY2024 and as of the date of this prospectus, we did not receive any material complaints or requests for any kind of compensation from the customers due to quality deficiencies in relation to services provided by us or work performed by our subcontractors.

Major contract terms

During FY2023 and FY2024, we only entered into contracts with subcontractors on a case-by-case basis. Our key terms agreed with subcontractors generally include the scope of services and fees payable. We will receive invoices after our subcontractors have carried out the fit out works in the project.

Payment to subcontractors

Depending on the nature, scale and length of the projects, we generally make progress payments to the subcontractors with reference to the work schedule, unless it has agreed beforehand with them on an alternate method and timing of the payments. In general, the subcontractors are responsible for procuring materials and the costs of materials are included in the subcontractor’s contract sum. During FY2023 and FY2024, the subcontractors generally did not offer credit terms to us. We generally settle payments within 90 days after it receives the subcontractors’ invoices.

Our project management staff monitors various aspects at each stage of the projects including, among other things, proper project planning, addressing customers’ complaints, careful selection of subcontractors and regular inspection and supervision at work sites, in an effort to sustain the standards for quality assurance.

We have not entered into any long-term agreement or committed to any minimum purchase amount requirements with our subcontractors. We did not have any material disputes with any of our top five subcontractors during FY2023 and FY2024.

Suppliers

In general, our subcontractors are responsible for procurement of materials such as aluminum windows, tiles, marbles, lighting and floor panels for their works. Hence, our subcontracting costs generally include the material costs. In certain case, our customers may request us to procure particular materials for the projects.

We maintain a list of internally approved materials suppliers. We generally do not depend on any of the materials suppliers, as it has a number of alternative materials suppliers for all major materials used in our projects. During FY2023 and FY2024, we neither had any disputes with the materials suppliers nor encountered any material difficulties in procuring materials and it had not experienced any significant delays in delivery of materials by its materials suppliers causing significant disruption of its projects. We have not entered into any long-term supply agreements with materials suppliers and purchases are made on a project-by-project basis. As our subcontractors will provide materials in most of the projects, the risks of material shortages or delays are low.

Quality Control

We believe that our success is attributable to our ability to consistently deliver quality works to our customers. Our managing director and the project manager of each project are responsible for overseeing and the supervision of the quality of works. We have in place quality control and monitoring procedures and undertake quality management at various stages of our work process, from project planning, selection of subcontractor and suppliers, procurement of materials, project implementation to completion of projects. This helps to ensure that the quality of our works adheres to contractual requirements and specifications and meets the expectation of our customers.

Our major quality control measures and procedures include the following:

•        Sufficient planning prior to project implementation: Prior to the project implementation stage, the project management team will formulate an implementation plan, which will specify the quality standards and requirements to which our works shall adhere. The implementation plan will also set out the methods and procedures in order to ensure that the works completed will be of satisfactory quality and meet the contractual requirements and specifications of our customers.

•        Prudent selection of subcontractors: We maintain a list of approved subcontractors and we only engage subcontractors which have been approved by us. The subcontractors are selected based on certain criteria and we review their performance based on our interactions with them.

•        Prudent selection of suppliers: We maintain a list of approved suppliers and, unless otherwise requested by our customers, we procure materials from suppliers which have been approved by us. Our suppliers are selected based on certain criteria and we review their performance based on our interactions with them.

•        Close supervision during project implementation: During the project implementation stage, the project management team will closely monitor the implementation and progress of the project on a checkpoint-by-checkpoint basis to ensure timely and satisfactory completion. The project management team will also oversee the quality control of the project. Our customers take active roles and also monitor the progress of our projects. In addition, the designated project supervision unit (if any) and third-party inspection agency (if any) will perform regular quality inspections on the works carried out by our subcontractors to ensure that such works comply with the contractual requirements and technical specifications.

•        Upon completion of projects: After we complete our projects but before our customers accept the finished project, we will internally conduct quality and safety inspections to ensure that all works meet our customers’ requirements and contractual specifications.

During FY2023 and FY2024, we did not receive any material complaint relating to the quality of our works from our customers.

Seasonality

We do not experience seasonality in our business in terms of securing business from customers, except at times of exceptionally bad economic conditions, including consumer confidence, discretionary spending, overall property market conditions, sales of new and existing homes, housing values, the level of mortgage refinancing, debt levels, retail trends, and unemployment rates. We believe that seasonality does not have a material impact on our business operation.

In terms of completion of our projects, we usually experience high demands for completion of projects from December to March every year due to festive seasons such as Christmas, New Year and Chinese New Year. Such demands gradually decrease from April every year.

Sales and Marketing

Mr. Hoi Lung CHAN and Mr. Cheong Shing KU, our founders, are currently responsible for sales and marketing. They are mainly responsible for identifying potential tenders and business opportunities, customer relationship management, collecting latest market intelligence and industry information, assisting in the tender and quotation process, providing customer services, and participating in the formulation of our business development plan and sales targets.

We get referrals of new customers through our well-established relationship with our existing customers and business partners, our proven track record, and solid reputation in the industry.

Intellectual Property Rights

Our business is reliant on the creation, acquisition, use and protection of intellectual property, which may be in various forms such as interior design works, proposals, 3D image renderings, copyright, domain names, and data used and stored in our systems.

We actively seek the broadest coverage of our intellectual property rights by contractual constraints, registration of our domain names, and relying on legislation and common law protections in Hong Kong. We also avoid infringing the rights of our peers by educating and providing internal guidelines to our employees.

Trademark

As of the date of this prospectus, we have applied for the registration of the following trademarks:

Trademark	Registered Owner	Class	Place of Registration	Trademark Application No.	Filing Date
	Matter Interiors Limited	42	Hong Kong	306310115	August 1, 2023
	Matter Interiors Limited	37	United States	98125620	August 10, 2023
	Matter Interiors Limited	42	Hong Kong	306430680	December 19, 2023

Trademark	Registered Owner	Class	Place of Registration	Trademark Application No.	Filing Date
	Matter Interiors Limited	42	Hong Kong	306547005	May 8, 2024
	Matter Interiors Limited	37	United States	98542223	May 9, 2024

Domain name

As of the date of this prospectus, we are the registrant of the domain name “https://mattero.com/”.

Employees

As of March 31, 2022, 2023 and 2024, we had 9, 15 and 15 full-time employees serving various functions respectively, and all our employees are based in Hong Kong.

The table below provides a breakdown of our employee number by function as of the specified dates:

Function	Number of Employees
	As of March 31
	2022	2023	2024
Management	2	2	2
Design	3	5	5
Project management	3	5	4
Finance, administration, and human resources	1	3	4
Total	9	15	15

It is essential to recruit and retain experienced talents for our business development and growth. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees.

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries and performance-based bonuses. We determine employees’ remuneration based on factors including years of experience, qualifications and market rate. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide regular training to our employees, which include orientation training for new employees and continuing on-the-job training for existing employees.

As required by applicable laws and regulations in Hong Kong, we participate in Mandatory Provident Fund plans. We are required under Hong Kong law to make contributions to mandatory provident schemes for our Hong Kong-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the government of Hong Kong. We are fully compliant of the Mandatory Provident Fund requirements under the laws of Hong Kong.

We believe that the management policies, working environment, career prospects and benefits extended to our employees have contributed to building and reinforcing good employee relations and loyalty. We also believe that we have maintained a good working relationship with our employees. As of the date of this prospectus, we do not have a workers’ union, and we have not experienced any material labor dispute.

Health, Work Safety, Social and Environmental Matters

We endeavor to provide a safe and healthy working environment to our employees and subcontractors at work sites. We require our employees and subcontractors at work sites to strictly comply with the applicable safety requirements. We also require strict implementation of safety measures under the supervision of the responsible project management team or relevant subcontractors’ management. The regular inspections by the responsible project management team at work sites aim to ensure fit out works are conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties.

During FY2023 and FY2024 and as of the date of this prospectus, we did not receive any notice of penalties or fines for a breach of workplace safety regulations. There were no material injury or fatal accidents in our projects.

As our role in the interior fit out services is principally overall project management and supervision, and the fit out works are generally outsourced to internally approved subcontractors, the nature of the business does not impose any serious threats to social responsibility and environmental protection matters. The project managers have many years of experience and will ensure the materials used in the fit out works used by the subcontractors are in compliance with applicable environmental laws and regulations. During FY2023 and FY2024, the cost of compliance with applicable environmental laws and regulations was minimal.

Properties

We do not own any real property. Our office is located in Hong Kong. The property owner who is an independent third party leased 1,260 square feet of office space to our Operating Subsidiary for a term of 2 years commencing on April 13, 2023. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Insurance

Generally, we have contractors’ all-risks insurance, which also includes third party liability coverage during the course of the projects. Such insurance policies generally extend for one year and are renewable annually. Such insurance covers particular projects undertaken by us in accordance with the terms of the policy. Although we are not required under the relevant law to maintain employees’ compensation insurance for our subcontractors’ employees involved in the projects, we have been purchasing employees’ compensation insurance that covers our subcontractors’ employees.

We have also maintained an office insurance policy, including employees’ compensation insurance for its employees in accordance with the laws and regulations in Hong Kong. The current insurance coverage is sufficient for the business operations and is consistent with the industry norm in Hong Kong.

Legal Proceedings and Regulatory Compliance

During FY2023 and FY2024, and as of the date of this prospectus, we were not engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to us to be pending or threatened by or against us, that would have a material adverse effect on the results of operations or financial condition.

During FY2023 and FY2024, and as of the date of this prospectus, we have no material non-compliance incident nor systemic non-compliance incident.

REGULATIONS

Overview

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

The Laws and Regulations Relating to Our Business and Operations in Hong Kong

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)     where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)    where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Supply of Goods

The Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”) which aims to codify the law relating to the sale of goods provides that:

(a)     under Section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;

(b)    under Section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and

(c)     under Section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract.

Control of Exemption Clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)     under Section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness.

(b)    under Section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

(c)     under Section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d)    under Section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under Sections 15, 16 and 17 of the SOGO cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under Sections 15, 16 and 17 of the SOGO can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Building Energy Efficiency

The Buildings Energy Efficiency Ordinance (Chapter 610 of the Laws of Hong Kong) (the ‘‘BEEO’’) sets out energy efficiency standard for building services installation such as electrical, lighting and air-conditioning in new buildings and existing buildings undergoing major retrofitting works. According to Schedule 3 of BEEO, major retrofitting works include, among other things, addition or replacement of a building services installation covers one or more places with a floor area or total floor area of not less than 500 sq. m. in a unit or a common area.

The responsible person of a unit or a common area, which includes the owner, tenant or occupier, is required to engage a registered energy assessor to certify that the replaced or additional building series installation of major retrofitting works comply with the latest edition of the Building Energy Code and obtain a Form of Compliance from the registered energy assessor within 2 months after the completion of major retrofitting works under section 17 of the BEEO. A person who fails to comply with section 17 of the BEEO is liable to a maximum fine of HK$50,000.

According to Schedule 1 of the BEEO, buildings that require Form of Compliance include commercial building and common area of residential building, composite building and industrial building. Under section 20 of the BEEO, the responsible person of a unit or a common area may apply to the Director of Electrical and Mechanical Services for an exemption from the specified standards and requirements.

Factories and Industrial Undertakings

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (the “FIUO”) provides for the safety and health protection to workers in an industrial undertaking. Under the FIUO, every proprietor shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by:

(i)     providing and maintaining plant and work systems that is safe and without risks to health;

(ii)    making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage and transport of articles and substances;

(iii)   providing all necessary information, instruction, training and supervision for ensuring safety and health;

(iv)   providing and maintaining safe access to and egress from the workplaces; and

(v)    providing and maintaining a work environment that is practicable, safe, and without risks to health.

A proprietor who contravenes these duties commits an offence and is liable to a fine of HK$3,000,000. A proprietor who commits such an offence willfully and without reasonable excuse is liable to a fine of $3,000,000 and to imprisonment for 6 months.

Both principal contractors and subcontractors on construction sites, including our Group, are proprietors under the FIUO. If our subcontractors are liable, our Group, as the principal contractor, will be liable as well.

Occupiers Liability

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injuries resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purpose for which he is invited or permitted by the occupier to be there.

Construction Workers Registration

The Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) (the “CWRO”) provides for the registration of construction workers and related matters.

Pursuant to Section 3 of the CWRO, a person shall not personally carry out on a construction site construction work unless the person is a registered construction worker. Section 5 of the CWRO provides that no principal contractors or subcontractors shall employ unregistered construction workers to carry out on a construction site construction work.

If (i) there is a contravention of Section 3 of the CWRO and the person who commits the contravention is employed by a principal contractor for the construction site concerned, or a subcontractor of such a principal contractor; or (ii) there is a contravention of Section 5, and the person who commits the contravention is a subcontractor of a principal contractor for the construction site concerned, that principal contractor also commits an offence and is liable on conviction to a fine at level 5 (currently at HK$50,000).

Further, according to Section 58 of the CWRO, a principal contractor/controller of a construction site is required to:

(i)     establish and maintain a daily record in the specified form that contains information of registered construction workers employed by him and, in the case of a controller being the principal contractor for the site, by a subcontractor of the controller; and

(ii)    furnish the Registrar of Construction Workers in such manner as directed by the Registrar of Construction Workers with a copy of record:

i.       for the period of seven days after any construction work begins on the site; and

ii.      for each successive period of seven days, within two business days following the last day of the period concerned.

A person who, without reasonable excuse, contravenes the above section commits an offence and is liable on conviction to a fine at level 3 (currently at HK$10,000).

Pneumoconiosis and Mesothelioma

Section 35(1) and Division 1, Part 2, Schedule 5 of the Pneumoconiosis and Mesothelioma (Compensation) Ordinance (Chapter 360 of the Laws of Hong Kong) impose a levy in respect of construction operations with a total value exceeding HK$3 million (if tender date or commencement date of construction operations was on or after 30/7/2018) carried out in Hong Kong which amounts to 0.15% of the value of the construction operations concerned. Under Section 35(5) of the Pneumoconiosis and Mesothelioma (Compensation) Ordinance, a contractor is liable to pay such levy only if the Pneumoconiosis Compensation Fund Board (“PCFB”) gives him a notice of assessment in writing, specifying the amount of levy payable.

A contractor is required under Regulations 5 and 5A of the Pneumoconiosis and Mesothelioma (Compensation) (Assessment of Levy) Regulations (Chapter 360A of the Laws of Hong Kong) to give notices of payment and completion in respect of construction operations respectively to the PCFB if the construction operations are carried out under a term contract of HK$3 million (if tender date or commencement date of construction operations was on or after 30/7/2018). The notice of payment required under Regulation 5 is submitted within 14 days after a payment is made for any construction operations or any stage or part of any construction operations, other than construction operations carried out under a term contract. If a payment is made in relation to any construction operations carried out under a term contract, it should be given to the PCFB within 14 days after the last day of the month in which the payment was made. For the notice of completion prescribed under Regulation 5A, it should be given to the PCFB by the contractor and the authorized person after the completion of any construction operations or after the completion of each stage of construction operations within 14 days after the completion. Failure to give the above notices on time may constitute an offence and lead to a fine at level 2 (currently at HK$5,000).

Air Pollution Control

The Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (“APCO”) regulates the emission of air pollutants and noxious odor from construction, industrial and commercial activities and other sources of pollution. Its subsidiary regulations impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the APCO and its subsidiary regulations, particularly the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong), Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong) and Air Pollution Control (Smoke) Regulation (Chapter 311C of the Laws of Hong Kong). For instance, a contractor responsible for a construction site shall devise and arrange methods of carrying out the works in a manner that minimizes the impact of dust on the surrounding environment of the construction site, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the APCO require building works involving asbestos to be conducted only by registered asbestos contractor under the supervision of a registered consultant.

Noise Control

The Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) (“NCO”) regulates, among others, the noise from construction activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Noise Control Authority in advance. The carrying out of percussive piling is prohibited between 7:00 p.m. and 7:00 a.m. or at any time on general holidays.

Under the NCO, construction works that use powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Noise Control Authority. Schedule 1 of the Noise Control (Hand Held Percussive Breakers) Regulations (Chapter 400D of the Laws of Hong Kong) sets out the maximum permissible sound power levels based on the different masses of the hand-held percussive breakers. Similarly, Schedule 1 of the Noise Control (Air Compressors) Regulations (Chapter 400C of the Laws of Hong Kong) sets out the maximum permissible sound power levels based on the different air flows of the air compressors.

Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on a second or subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control

The Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (“WPCO”) provides the main statutory framework for the declaration of water control zones to cover the whole of Hong Kong and the establishment of water quality objectives. For any industry/trade generating wastewater discharge (except domestic sewage that is discharged into communal sewers or unpolluted water into stormwater drains, river courses and water bodies), they are subject to licensing control by the Environmental Protection Department.

The license specifies the requirements relevant to the discharge, e.g. the effluent standards and the discharge location.

According to the WPCO, unless being licensed under the WPCO, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for 6 months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and in addition, if the offence is a continuing offence, to a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal

The Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”) regulates the production, storage, collection, treatment, reprocessing, recycling and disposal of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste into and from Hong Kong is generally controlled through a permit system.

A contractor shall observe and comply with the WDO and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Environmental Protection Department to pay any prescribed charges for the construction waste generated from the construction work under that contract.

Under the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has a license from the Environmental Protection Department. A person who, except under and in accordance with a permit or authorization, does, causes or allows another person to do anything for which such a permit or authorization is required, commits an offence and is liable to a fine of HK$200,000 and to imprisonment for 6 months for the first offence, and to a fine of HK$500,000 and to imprisonment for 2 years for a second or subsequent offence.

Public Health and Municipal Services

The Public Health and Municipal Services Ordinance (Chapter 132) of the Laws of Hong Kong) (“PHMSO”) regulates general sanitation, construction and maintenance of public sewers and drains as well as discharges of hazardous materials to sewers.

According to PHMSO, any accumulation or deposit, or emission of dust from any building under construction or demolition in such manner as to be a nuisance may cause a nuisance notice to be served on the person by reason of whose act, default or sufferance the nuisance arose or continues, requiring him to abate the nuisance within the period specified in the notice, and to do such things as may be necessary for that purpose. A nuisance order may be (i) an abatement order which may require a person to comply with all or any of the requirements of a nuisance notice in connection with which the order is made, or otherwise to abate the nuisance or to do what may be necessary to prevent the recurrence of the nuisance within the period specified in the order; (ii) a prohibition order may prohibit the recurrence of a nuisance; or (iii) a closing order may prohibit the use of any premises or vessel for human habitation, but shall only be made if it is proved to the satisfaction of the court that, by reason of a nuisance, the premises or vessel are or is unfit for human habitation.

Laws and Regulations relating to Employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2023, the statutory minimum hourly wage rate is HK$40.0. Failure to comply with MWO constitutes an offence under EO.

Occupational Safety and Health

Pursuant to the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), which came into full effect on May 23, 1997, is purported to ensure the safety and health of employees and improve the safety and health standards applicable to certain hazardous processes, plant and substances used or kept in workplaces. Employers shall as far as reasonably practicable ensure the safety and health of their employees in their workplaces by: (a) providing and maintaining plant and work systems that do not endanger safety or health; (b) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of articles or substances; (c) providing all necessary information, instruction, training and supervision for ensuring safety and health at work;

(d) maintaining the workplace in a condition that does not endanger safety and health; (e) providing and maintaining safe access to and egress from the workplaces; and (f) providing and maintaining a reasonably practicable, safe and healthy work environment.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

Personal Data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (‘‘PDPO’’), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and

•        the right to request access to and to request correction of his/her personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO.

We are aware that in the conduct of our ordinary course of business, we may have to collect personal information and data of our customers and/or their customers and users. We take reasonable and appropriate measures to protect this information and data from being accessed by unauthorized third parties. We adopt internal data privacy measures to minimize the risk in processing and handling such data, and comply with applicable laws and regulations.

More importantly, it is our internal control policy that we generally do not store any personal information and/or data of our customers and their customers or users in our system unless the storage is on an as-needed basis. The personal information or data obtained by us would be erased instantly once the services are provided.

Copyright and Intellectual Property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for ‘‘secondary infringement’’ if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. The Copyright Ordinance also imposes criminal liability which provides, among other things, that a person commits an offence if he, without the license of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possesses an infringing copy of the work with a view to its being, amongst others, sold or let for hire by any person for the purpose of or in the course of that trade or business. It also imposes criminal liability against copying service business when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work.

Pursuant to the Trademarks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. The owner of a registered trademark is entitled to the rights provided by the Trademarks Ordinance and is conferred exclusive rights in the trade mark. Any use of the trademark by third parties without the consent of the registered owner is an infringement of the trade mark.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus:

Directors and Executive officers	Age	Position
Mr. Cheong Shing KU	42	Director and the Chairman of the Board
Mr. Hoi Lung CHAN	42	Director and Chief Executive Officer
Ms. Sze Ki CHENG	46	Chief Financial Officer
Mr. Ving Lung MA	54	Independent Director nominee*
Mr. Chun Pong Raymond SIU	44	Independent Director nominee*
Ms. Lo Chanii KAM	43	Independent Director nominee*

____________

*        The nominee of independent director will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Cheong Shing KU, Director and Chairman

Cheong Shing KU serves as a director and chairman of board of directors of our Company. Mr. Ku is also a co-founder and director of Matter Interiors Limited, our Operating Subsidiary. He has more than 15 years of experience in the interior design and fit out services industry. From 2007 to 2009, Mr. Ku worked as assistant interior designer in Lincoln Lue Associates Architects, San Francisco, and thereafter returned Hong Kong. He worked at Once Space Ltd. as design assistant from December 2009 to November 2011 and then at DWP as interior designer from November 2011 to August 2013. Mr. Ku then joined Starbucks Coffee Asia Pacific Limited as senior project designer from September 2013 to March 2014. From April 2014 to April 2016, he worked at the Hong Kong Jockey Club as property development support manager. From September 2011 to March 2016, Mr. Ku was employed as Part Time Lecturer at Hong Kong College of Technology for High Diploma in Interior Design. From April 2016 to November 2018, Mr. Ku served as project director at Retro Design Limited. Mr. Ku then established Matter Interiors Limited in November 2018 and is currently a director.

Mr. Cheong Shing KU obtained a bachelor’s degree of science in interior design from San Francisco State University in May 2008. Mr. Ku was awarded certificate of completion for architecture design practice with BIM in 2012.

Hoi Lung CHAN, Director and Chief Executive Officer

Hoi Lung CHAN serves as a director and chief executive officer of our Company. Mr. Chan is also a co-founder of Matter Interiors Limited, our Operating Subsidiary. Mr. Chan has over 15 years of professional experience in architecture and interior design. From February 2005 to June 2006, Mr. Chan worked as architectural designer at Alsop Architects Ltd in Shanghai and Beijing. From May 2009 to May 2014, Mr. Chan worked as architect at Kohn Pedersen Fox Associates PC (KPF) in both New York and Hong Kong offices. In May 2014, Mr. Chan founded Matter Design Limited in Hong Kong and currently serves as Design Director. In November 2018, Mr. Chan established Matter Interiors Limited. Mr. Chan served as Adjunct Assistant Professor in Department of Architecture at Chuhai College of Higher Education from September 2014 to June 2021.

Mr. Chan obtained a bachelor’s degree of social science in architectural studies from the Chinese University of Hong Kong in December 2004 and a Master of Architecture degree from Massachusetts Institute of Technology in June 2009. Mr. Chan is a registered architect in the State of New York and a member of the American Institute of Architects and the Royal Institute of British Architects. Mr. Chan was awarded the Asia Top 40 under 40 Young Design Professional Award in 2022.

Sze Ki CHENG, Chief Financial Officer

Sze Ki CHENG serves as chief financial officer of our Company. Ms. Cheng has over 20 years of experience in audit, accounting, and finance. Prior to joining us, Ms. Cheng served as chief financial officer, director and corporate secretary of Network CN Inc (OTC: NWCN) from April 2012 to May 2024. Ms. Cheng also served as financial controller of Graphex Group Ltd and Anucell Technology Holding Limited. Furthermore, Ms. Cheng worked as an auditor with

PricewaterhouseCoopers for almost four years. Ms. Cheng obtained a bachelor’s degree in business administration with a major in accountancy from the Hong Kong Baptist University in December 2000 and is an associate member of the Hong Kong Institute of Certified Public Accountants.

Ving Lung MA, Independent Director Nominee

Mr. Ving Lung MA will be appointed as an independent director and will be the chairman of the audit committee and a member of the compensation committee and the nominating committee of our Company. Mr. Ma has over 28 years of experience in audit, accounting and finance. Mr. Ma commenced his career and worked in audit firms from 1995 to 1999. Between 2000 and 2017, Mr. Ma worked at various positions such as financial controller and company secretary in several listed companies in Hong Kong. Mr. Ma has been the sole proprietor of Nelson Ma & Co. Certified Public Accountants since January 2020 and previously served as audit partner in Ma Ving Lung CPA from 2017 to 2019. Furthermore, Mr. Ma served as an independent non-executive director in JiaChen Holding Group Limited (SEHK: 1937.HK) from 2019 to 2021, and Hengli Commercial Properties (Group) Limited (currently known as Wanda Hotel Development Company Limited with stock code of 169.HK) from 2007 to 2013. Mr. Ma obtained a Honor Degree in Accounting from York University in 1995 and a Bachelor’s Degree in Administration Studies from York University in 1994. He has been a Hong Kong (Fellow) Certified Public Accountant (Practising) since 2017, a Chartered Global Management Accountant since 2012, a Hong Kong Certified Public Accountant since 2000, a member of American Institute of Certified Public Accountants since 1998, and a Certified General Accountant, Canada — Level 5 and 6 since 1996. He is also a member of the Hong Kong Independent Non-Executive Director Association and a fellow member of the Taxation Institute of Hong Kong and the Hong Kong Institute of Directors.

Chun Pong Raymond SIU, Independent Director Nominee

Chun Pong Raymond SIU will be appointed as an independent director and will be the chairman of the nominating committee and a member of the audit committee and compensation committee of our Company. Mr. Siu has been a practicing solicitor of The High Court of Hong Kong since December 2005 and has over 16 years of experience in law with practical experience in corporate finance and regulatory compliance. Mr. Siu was a partner of F. Zimmern & Co., Solicitors & Notaries from July 2012 to August 2017. In September 2017, Mr. Siu established his own law firm, Raymond Siu & Lawyers and is now the senior partner of the firm. Mr. Siu has been the company secretary of EC Healthcare (SEHK: 2138) since September 2017, UTS Marketing Solutions Holdings Limited (SEHK: 6113) since February 2018, Allied Sustainability and Environmental Consultants Group Limited (SEHK: 8320) since June 2019, Aceso Life Science Group Limited (SEHK: 474) since August 2022, and Hao Tian International Construction Investment Group Limited (SEHK: 1341) since August 2022. Since September 2021, Mr. Siu has also served as an independent non-executive director of China Wantian Holdings Limited (SEHK: 1854). Mr. Siu obtained a master’s degree of laws from University College London in November 2003 and a bachelor’s degree of laws from The University of Hong Kong in November 2001.

Lo Chanii KAM, Independent Director Nominee

Lo Chanii KAM will be appointed as an independent director and will be the chairman of the compensation committee and a member of the audit committee and the nominating committee. Ms. Kam has over 15 years of experience in executive search, public relations, investor relations and strategic development. From January 2006 to July 2017, Ms. Kam worked for a number of well-established senior recruitment companies in Hong Kong where she has recruited all levels of senior management mainly for financial institutions such as investment banks, corporate banks, private banks, asset management firms, funds, and insurance companies. Ms. Kam joined China Harmony New Energy Auto Holding Limited (currently named as China Harmony Auto Holding Limited) (SEHK: 3836) as a director of public relations and chairman’s assistant from July 2017 to June 2020, and rejoined the company in October 2022 and currently serves as overseas development director. Ms. Kam served as a strategic development director of iClick Interactive Asia Limited (NASDAQ: ICLK) from June 2020 to March 2021. Ms. Kam obtained a bachelor’s degree of business administration from the University of Central Oklahoma in December 2003.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Duties of Directors

Under BVI law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        maintaining or registering a register of mortgages, charges or other encumbrances of the Company.

Under BVI law, our directors have a duty to act honestly, in good faith and in what the director believes to be in the best interests of the company. Our directors when exercising powers or performing duties as a director, also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors

Pursuant to our Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of 5 directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this Offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. Ving Lung MA, Ms. Lo Chanii KAM and Mr. Chun Pong Raymond SIU upon the effectiveness of their appointments. Mr. Ving Lung MA will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Ms. Lo Chanii KAM, Mr. Chun Pong Raymond SIU and Mr. Ving Lung MA upon the effectiveness of their appointments. Ms. Lo Chanii KAM will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee will consist of Mr. Chun Pong Raymond SIU, Ms. Lo Chanii KAM and Mr. Ving Lung MA upon the effectiveness of their appointments. Mr. Chun Pong Raymond SIU will be the chair of our nominating committee. We have determined that Mr. Chun Pong Raymond SIU, Ms. Lo Chanii KAM and Mr. Ving Lung MA satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions”, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Employment Agreements and Director Offer Letters

Mint Incorporation Limited has entered into separate standard employment agreements (the “Director and Officer Employment Agreement”) with its directors and senior executive officers, namely, Mr. Cheong Shing KU (the Director and the Chairman of the Board) and Mr. Hoi Lung CHAN (the Director and Chief Executive Officer) on October 20, 2023, and Ms. Sze Ki CHENG (Chief Financial Officer) on March 21, 2024, respectively (Mr. Ku, Mr. Chan and Ms. Cheng collectively refer as the “Named Directors and Executives”).

The initial term of the Director and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Director and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Director and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the agreements.

Pursuant to the Director and Officer Employment Agreements, the Named Directors and Executives will receive nominal cash compensation of salary HK$12,000 (US$1,530) annually, each. Mint Incorporation Limited is entitled to terminate their agreement for cause at any time without remuneration for certain acts of Named Directors and Executives, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each Named Directors and Executives has agreed to hold, both during and after the terms of his agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each senior executive has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Mint group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Mint group of companies or in the habit of dealing with the Mint group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Mint group of companies, and use a name including the words used by the Mint group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Mint group of companies.

Agreements with independent directors

We plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

For FY2023 and FY2024, none of the Company’s directors/officers, namely, Hoi Lung CHAN, Cheong Shing KU, Sze Ki CHENG, received compensation in any form, cash or equity, in connection with their service as the directors and/or officers of Mint Incorporation Limited.

For FY2024, by our Operating Subsidiary, we paid an aggregate of HK$789,091 (US$100,848) as compensation to our directors and executive officers as well as an aggregate of HK$36,000 (US$4,601) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For FY2023, by our Operating Subsidiary, we paid an aggregate of HK$1,128,000 (US$143,855) as compensation to our directors and executive officers as well as an aggregate of HK$36,000 (US$4,591) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Mr. Hoi Lung Chan, Mr. Cheong Shing KU, and Ms. Sze Ki CHENG will continue to receive cash compensation, in the form of salary, bonus, and pension from the Operating Subsidiary.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forms a part, for FY2023 and FY2024, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2023 and 2024, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Employment Agreements

See “Management — Employment Agreements” on page 102.

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related party	Nature of relationship
Mr. Hoi Lung CHAN (“Mr. Chan”)	Mr. Chan is the beneficial owner, chief executive officer and director of the Company.
Mr. Cheong Shing KU (“Mr. Ku”)	Mr. Ku is the beneficial owner and director of the Company.
A director of Matter Interiors Limited.
Matter Design Limited	Matter Design Limited is controlled by Mr. Hoi Lung CHAN.
It provides architectural design services including concept design development, preparation of construction documents, and construction administration with architectural projects focused in China.
Ms. Sze Ki CHENG (“Ms. Cheng”)	Ms. Cheng is the chief financial officer of the Company.

Amount Due to Related Parties

	As of March 31,
	2022	2023	2024
	US$	US$	US$
Mr. Hoi Lung CHAN	(131,228)	(135,865)	(2,215)
Mr. Cheong Shing KU	(91,989)	(118,535)	(2,620)

As of March 31, 2022, 2023 and 2024, our amount due to a related party are unsecured, interest-free with no specific repayment terms.

Other Transactions with Related Parties

		For the year ended March 31,
Name of related parties	Nature	2022	2023	2024
		US$	US$	US$
Matter Design Limited	Revenue	216,673	234,487	301,208
Mr. Hoi Lung CHAN	Salary	41,585	52,033	49,204
Mr. Cheong Shing KU	Salary	140,671	91,822	49,204
Ms. Sze Ki CHENG	Salary	—	—	2,440

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus by:

•        Each person who is known by us to beneficially own more than 5% our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

•        Each of our director, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

The number and percentage of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned before the offering are based on [10,000] Class A Ordinary Shares of no par value and [5,000] Class B Ordinary Shares of no par value issued and outstanding as of the date of this prospectus.

Holders of Class A Ordinary Share will be entitled to one vote per share. Holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares and Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class B Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After this Offering(4)(5)		Class B Ordinary Shares Beneficially Owned After this Offering			Voting Power After this Offering(4)(5)
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%		%
Directors, Director Nominees and Named Executive Officers:
Hoi Lung CHAN(1)	[1,289]	12.9%	[1,875]	37.5%	[*]	%	[*]	%		[	*]%
Cheong Shing KU	[1,117]	11.2%	[1,625]	32.5%	[*]	%	[*]	%		[	*]%
Sze Ki CHENG	—	—	—	—	—	—	—	—
Ving Lung MA	—	—	—	—	—	—	—	—
Chun Pong Raymond SIU	—	—	—	—	—	—	—	—
Lo Chanii KAM	—	—	—	—	—	—	—	—
Directors and executive officers as a group	[2,406]	24.1%	[3,500]	70.0%	[*]	%	[*]	[	*]%	[	*]%
5% or Greater Shareholders:
Deep Vision Enterprise Limited(1)	[1,289]	12.9%	[1,875]	37.5%	[*]	%	[*]	%		[	*]%
I Sparks Enterprise Limited(2)	[1,117]	11.2%	[1,625]	32.5%	[*]	%	[*]	%		[	*]%
AL Holding Group Limited(3)	[1,031]	10.3%	[1,500]	30.0%	[*]	%	[*]	%		[	*]%

____________

(1)      Deep Vision Enterprise Limited is a BVI business company with limited liability incorporated under the laws of the BVI, which is wholly owned by Mr. Hoi Lung CHAN. Mr. Chan holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by Deep Vision Enterprise Limited. The registered address of Deep Vision Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(2)      I Sparks Enterprise Limited is a BVI business company with limited liability incorporated under the laws of the BVI, which is wholly owned by Mr. Cheong Shing KU. Mr. Ku holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by I Sparks Enterprise Limited. The registered address of I Sparks Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(3)      AL Holding Group Limited is a BVI business company with limited liability incorporated under the laws of the BVI, which is wholly owned by Mr. Ka Kin LAW. Mr. Law holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by AL Holding Group Limited. The registered address of AL Holding Group Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands;

(4)      Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by the BVI Act or the Memorandum and Articles of Association. The Class B Ordinary Share is convertible at any time by the holder into shares of Class A Ordinary Share on a share-for-share basis.

DESCRIPTION OF SHARE CAPITAL

We are incorporated as a BVI business company under the BVI Act, under the laws of BVI on October 18, 2023, under the name “Mint Incorporation Limited”, company no. 2134287. As of the date of this prospectus, we are authorized to issue a maximum of [180,000] Class A Ordinary Shares of no par value and [20,000] Class B Ordinary Shares with no par value.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

Class A Ordinary Shares

Each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

All of our issued Class A Ordinary Shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Class A Ordinary Shares.

At the completion of this Offering, there will be [*] Class A Ordinary Shares issued and outstanding.

Class B Ordinary Shares

Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty (20) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of Class A Ordinary Shares, as may be issued at the conversion rate of 1:1 basis from Class B Ordinary Shares to Class A Ordinary Shares (“Conversion Rate”), of fully paid Class A Ordinary Shares calculated at the Conversion Rate. Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

At the completion of this Offering, there will be [*] Class B Ordinary Shares issued and outstanding.

Listing

We plan to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MIMI”. We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this Offering unless we receive approval letter for our listing.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is [*].

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the BVI Act. Our Memorandum and Articles of Association provide that the Directors may, by resolution of directors, authorize and declare a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to satisfy its debts as they fall due in the ordinary course of business.

Voting rights

Pursuant to our Memorandum of Association, at each general meeting of our Company, on a poll, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share which such shareholder holds. The holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions of the shareholders. At any general meeting, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

Variation of Rights of Shares

The rights attached to any class of shares may only, whether or not the Company is being wound up, be varied by a resolution of shareholders, provided that only the holders of the relevant class of shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven clear calendar days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and are entitled to vote at the meeting, and the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The quorum for a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares (or class or series of shares) entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 calendar days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Protection of Minority Shareholders

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the BVI may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the BVI for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

If we are deemed insolvent for the purposes of the Insolvency Act (i.e., (1) it fails to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (2) the execution or other process issued on a judgment, decree or order of a BVI Court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (3) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would include, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” A liquidator appointed over an insolvent company who considers that a particular transaction or payment is a voidable transaction under the Insolvency Act could apply to the BVI Courts for an order setting aside that payment or transaction in whole or in part.

Unclaimed Dividend

A dividend that remains unclaimed for a period of three years after it became due for payment may be forfeited, by resolutions of directors, to, and shall cease to remain owing by, the company.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of new Class A Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Transfer of Class A Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may not resolve to refuse or delay the transfer of any Ordinary Share unless the shareholder has failed to pay an amount due in respect of it.

Forfeiture of Ordinary Shares

Our Company’s shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Articles of Association. For this purpose, shares of our Company issued for a promissory note or a contract for future services are deemed to be not fully paid.

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 days’ written notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The written notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, and that member shall be discharged from any further obligation to the Company.

Redemption and Purchase of Ordinary Shares

We may purchase, redeem or otherwise acquire and hold our own Ordinary Shares save that we may not purchase, redeem or otherwise acquire our own Ordinary Shares without the consent of the shareholders whose Ordinary Shares are to be purchased, redeemed or otherwise acquired unless we are permitted or required by the BVI Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Ordinary Shares without such consent.

Inspection of Books and Records

Under the BVI Act, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, as amended and restated from time to time; (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Issuance of Ordinary Shares

Subject to the BVI Act and to our Memorandum and Articles of Association, shares in our Company may be issued, and options to acquire shares in our Company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Directors

Under the Memorandum and Articles of Association, we are required to have a minimum of one director and the maximum number of directors shall be unlimited. For as long as our Class A Ordinary Shares are listed or quoted on any Designated Stock Exchange (as defined in the Articles of Association), the board of directors shall include at least such number of independent directors as applicable law, rules or regulations of the Designated Stock Exchange require as determined by the directors.

A director may be appointed by ordinary resolution or by the directors for such term as the shareholders or the directors determine. Any appointment may be to fill a vacancy or as an additional director.

The directors or, if our Class A Ordinary Shares (or depository receipts therefor) are listed or quoted on any Designated Stock Exchange and if required by the rules of such Designated Stock Exchange, any committee thereof, may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

Under our Memorandum and Articles of Association, there is no shareholding qualification required for directors.

Pursuant to our Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

A director may be removed from office with or without cause by, a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy-five per cent (75%) of the shareholders of the Company entitled to vote; or a resolution of directors.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is received by us.

A director shall resign forthwith as a director of the Company if he is, or becomes, disqualified from acting as a director under the BVI Act.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Liquidation Rights

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies, each a “constituent Company”, may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders; or (b) the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of Directors and Officers

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime).

Under our Memorandum and Articles of Association, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under BVI law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by Written Consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Pursuant to our Memorandum and Articles of Association, an action that may be taken by the shareholders of our Company at a meeting may also be taken by a resolution of shareholders of our Company consented to in writing, without the need for any notice, but if any resolution of shareholders of our Company is adopted otherwise than by the unanimous written consent of all shareholders of our Company, a copy of such resolution shall forthwith be sent to all shareholders of our Company not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders of our Company. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible

Persons holding a sufficient number of votes of Shares to constitute a resolution of shareholders of our Company have consented to the resolution by signed counterparts. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder Proposals

BVI and our Memorandum and Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be requested may request that the directors shall requisition a shareholder’s meeting. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

As a BVI company, we are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Memorandum and Articles of Association do not provide for cumulative voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Articles of Association, a director of our Company may be removed from office, with or without cause, by a resolution of shareholders of our Company passed at a meeting of shareholders of our Company called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the votes of the shareholders of our Company entitled to vote, or by a resolution of directors of our Company. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Under our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by resolution of directors of our Company. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of Governing Documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended with a resolution of our shareholders or, subject to certain exceptions, by resolutions of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Anti-Money Laundering — BVI

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exception applies under the Anti-Money Laundering Regulations (as revised) of the BVI, as amended and revised from time to time or any other applicable law.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (as revised). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for our Ordinary Shares, including our Class A Ordinary Shares, and while we have applied for approval to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this Offering and assuming the issuance of [*] Class A Ordinary Shares offered hereby and exclusion of the exercise of underwriter’s over-allotment options, we will have an aggregate of [*] Class A Ordinary Shares outstanding. Of that amount, [*] Class A Ordinary Shares will be publicly held by investors participating in this Offering, and [*] Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

The Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. The Class A Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

All of our Class A Ordinary Shares and Class B Ordinary Shares that will be outstanding upon the completion of this Offering, other than those Class A Ordinary Shares sold in this Offering are “restricted securities”, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•        1% of the number of Class A Ordinary Shares then outstanding, which will equal 197,500 Class A Ordinary Shares immediately after our initial public offering, or

•        the average weekly trading volume of the Class A Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase our Class A Ordinary Shares and Class B Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this Offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and other holders of 5% or more of our Class A Ordinary Shares and Class B Ordinary Shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the date of first public sale of the Company’s securities, without the prior written consent of the underwriters. See “Underwriting”.

TAXATION

The following sets forth the material BVI, Hong Kong and U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Material United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Based on our current and anticipated operations and the composition of our assets, we were not PFIC for U.S. federal income tax purposes. Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

•        at least 75% of its gross income is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this Offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this Offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this Offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a

PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

•        the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the Class A Ordinary Shares are regularly traded on the NASDAQ Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in BVI.

Profits Tax

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Under Hong Kong tax law, our subsidiary in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to HK$1,021,125 (approximately US$130,225) for FY2023 and HK$1,008,831 (approximately US$128,932) for FY2024.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.13% of the amount of the consideration or of its value on every sold note and every bought note for sale or purchase of any Hong Kong stock (i.e., a total of HKD 2.6 (US$ 0.3) per HKD 1,000.0 (US$ 128.2)). In addition, a fixed duty of HKD 5.0 (US$ 0.6) is currently payable on any instrument of transfer of any Hong Kong stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of Ordinary Shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement,

the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. As confirmed by Company’s PRC Counsel, Guangdong Wesley Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. As confirmed by Company’s PRC Counsel, Guangdong Wesley Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

BVI Taxation

The Company and all distributions, interest and other amounts paid by the company in respect of the Ordinary Shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a BVI company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as (i) political and economic stability; (ii) an effective and sophisticated judicial system with a dedicated commercial court; (iii) tax neutral treatment, with no tax levied against companies incorporated in the BVI by the local tax authorities; and (iv) the absence of foreign exchange control or currency restrictions and (v) the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI: (a) the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and (b) BVI companies do not have standing to sue before the federal courts of the United States.

We believe the disadvantages of incorporating in the BVI are outweighed by the benefits to us and our investors of such incorporation.

Our Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. All our directors and officers reside in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [*Agent], located at [*], as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

British Virgin Islands

We have been advised by Ogier, our counsel as to the laws of the BVI that the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the BVI. We have also been advised that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Ogier has further advised us that there is uncertainty as to whether the BVI would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Prime Number Capital LLC, as representative of the Underwriters, or the Representative, in this Offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. The Representative has agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Class A Ordinary Shares
Prime Number Capital LLC	[ ]

The Representative is committed to purchase all the Class A Ordinary Shares offered by this prospectus if it purchases any Class A Ordinary Shares. The Representative is not obligated to purchase the Class A Ordinary Shares covered by the Representative’s over-allotment option to purchase Class A Ordinary Shares as described below. The Representative is offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The Representative reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering), at the offering price per Class A Ordinary Shares less underwriting discounts. The Representative may exercise this option for 45 days from the date of closing of this Offering solely to cover sales of Class A Ordinary Shares by the Representative in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the Representative will offer the additional Class A Ordinary Shares at $             per share, the offering price of each Class A Ordinary Share.

Discounts and Expense Reimbursement

We will pay the Representative a discount equivalent to seven percent (7%) of the gross proceeds of this Offering, provided, however, we have agreed that the underwriting commissions and non-accountable expense allowance paid to the Representative should not be less than $600,000 if this public offering occurs. The Representative proposes initially to offer the Class A Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Class A Ordinary Shares offered by us are not sold at the offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Representative with this Offering:

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      We have agreed to pay the Representative a discount equal to seven percent (7%) of the gross proceeds of this Offering, provided, however, we have agreed that the underwriting commission and non-accountable expense allowance paid to the Representative should not be less than $600,000 if this public offering occurs. The fees do not include the expense reimbursement as described below.

In addition to the cash commission, we will also reimburse the Representative for accountable out-of-pocket expenses not to exceed $200,000. Such accountable out-of-pocket expenses include Representative’s legal counsel fees, due diligence, road show, travel, on-boarding fees, background checks expenses, DTC eligibility fees and expenses. We have paid to Prime Number Capital LLC $50,000 in accountable expenses as advance as of the date hereof, which will be refundable to us to the extent actually not incurred by the Representative in accordance with FINRA Rule 5110(f)(2)(C).

We also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this Offering.

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting discounts, will be approximately $[    ].

The Representative intends to offer our Class A Ordinary Shares to their retail customers only in states in which we are permitted to offer our Class A Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this Offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until 12 months from the closing of this public offering, the Representative shall have a right of first refusal to act as investment banker, lead or joint book-runner, and/or lead or joint placement agent in the event we pursue a registered, underwritten public offering of securities (in addition to this Offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). The right of first refusal shall be contingent upon the terms and conditions that should contain reasonable and customary fees for transactions of similar size and nature, as may be mutually agreed upon, and shall be subject to general market conditions. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Representative.

Lock-Up Agreements

Our directors, executive officers and other holders of 5% or more of our Class A Ordinary Shares and Class B Ordinary Shares have agreed, subject to certain exceptions set forth in the underwriting agreement, that they will not, without the prior written consent of the Representative, from the date of this Offering and continuing for a period of 180 days, offer, pledge, sell directly or indirectly, any number of shares or any securities convertible into or exercisable or exchangeable for shares issued by the Company.

The Representative may in its sole discretion and at any time without notice release some or all of the Class A Ordinary Shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Representative will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of Class A Ordinary Shares by the Representative acting as principal. Under these rules and regulations, the Representative:

•        may not engage in any stabilization activity in connection with our securities; and

•        may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the Class A Ordinary Shares we are offering was determined by us in consultation with the Representative based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Representative. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Class A Ordinary Shares

We have not taken any action to permit a public offering of our Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Representative against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Representative may be required to make for these liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Application for Nasdaq Listing

We plan to list our Class A Ordinary Shares on Nasdaq under the symbol “MIMI”. We will not consummate and close this Offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Class A Ordinary Shares in this Offering sufficient to satisfy applicable listing criteria, our Class A Ordinary Shares will in fact be listed.

If our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia.    This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Class A Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A Ordinary Shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the Class A Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada.    The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Cayman Islands.    This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Class A Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”).    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the Class A Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A Ordinary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Class A Ordinary Shares may be made to the public in that Relevant Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•        to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the Class A Ordinary Shares to the public” in relation to any Class A Ordinary Share in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong.    The Class A Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance

(Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan.    The Class A Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Class A Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the Class A Ordinary Shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares may not be circulated or distributed, nor may the Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Class A Ordinary Shares, as principal, if the offer is on terms that the Class A Ordinary Shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Class A Ordinary Shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore.    This prospectus or any other offering material relating to the Class A Ordinary Shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the Class A Ordinary Shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such Class A Ordinary Shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)     as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland.    The Class A Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Class A Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Class A Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Class A Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A Ordinary Shares.

Taiwan.    The Class A Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A Ordinary Shares in Taiwan.

United Arab Emirates.    The Class A Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom.    This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Class A Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in this Offering.

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered hereby and certain legal matters as to BVI law will be passed upon for us by Ogier. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. We are represented by TC & Co. with respect to certain legal matters as to the laws of Hong Kong. Certain legal matters as to PRC law will be passed upon for us by Guangdong Wesley Law Firm. Ortoli Rosenstadt LLP may rely upon TC & Co. Lawyers and Guangdong Wesley Law Firm with respect to matters governed by Hong Kong law and PRC law, respectively. Jun He Law Offices LLC is acting as U.S. securities counsel for the underwriter in connection with this Offering.

EXPERTS

The consolidated financial statements as of and for FY2023 and FY2024 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Class A Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

MINT INCORPORATION LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To:    The Board of Directors and Shareholders of
Mint Incorporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mint Incorporation Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

June 27, 2024

We have served as the Company’s auditor since 2023

MINT INCORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND 2023

(Stated in US Dollars)

	March 31, 2024	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$317,322	$292,935
Accounts receivable, net	854,174	488,551
Accounts receivable – related party, net	150,602	71,838
Contract assets, net	220,792	46,878
Contract assets – related party, net	2,625	18,972
Deferred initial public offering costs	478,341	—
Prepayments	18,250	13,825
Deposits and other current assets, net	18,554	19,935
Total current assets	$2,060,660	$952,934

Non-current assets:
Property and equipment, net	8,629	5,067
Operating lease right-of-use assets, net	42,180	—
Total non-current assets	$50,809	$5,067

TOTAL ASSETS	$2,111,469	$958,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$363,355	$60,153
Contract liabilities	20,445	28,936
Due to related parties	4,835	254,400
Income tax payable	242,741	138,497
Operating lease liabilities, current	42,180	—
Accrued liabilities and other payables	240,193	52,009
Accrued liabilities and other payables – related parties	—	14,904
Total current liabilities	$913,749	$548,899

TOTAL LIABILITIES	$913,749	$548,899

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares of no par value, 180,000 shares authorized, 10,000 shares issued and outstanding as of March 31, 2024 and 2023 respectively*	$4,000	$4,000
Class B ordinary shares of no par value, 20,000 shares authorized, 5,000 shares issued and outstanding as of March 31, 2024 and 2023 respectively*	—	—
Subscription receivable	—	(4,000)
Additional paid-in capital	1,284	1,284
Retained earnings	1,191,973	408,535
Accumulated other comprehensive income (loss)	463	(717)
Total Shareholders’ Equity	$1,197,720	$409,102

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,111,469	$958,001

____________

*        Shares presented on a retrospective basis to reflect the restructuring (see Note 1)

The accompanying notes are an integral part of these financial statements.

MINT INCORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

(Stated in US Dollars)

	Year ended March 31,
	2024	2023
Revenues	$4,081,788	$2,438,991
Revenues – related party	301,208	234,487
Cost of revenues	(2,821,615)	(1,409,697)
Gross profit	1,561,381	1,263,781

Operating expenses
Selling and marketing expenses	(767)	(2,084)
General and administrative expenses	(669,825)	(336,626)
Total operating expenses	(670,592)	(338,710)

Operating income	$890,789	$925,071

Other income
Other income	21,471	54
Government grants	—	24,486
Interest income	110	38
Total other income	21,581	24,578

Income before taxes	912,370	949,649
Provision for income taxes	(128,932)	(130,225)
Net income	$783,438	$819,424

Other comprehensive income
Foreign currency translation adjustment	1,180	(612)
Total comprehensive income	$784,618	$818,812

Earning per share – basic and diluted	$52.23	$54.63
Basic and diluted weighted average shares outstanding*	15,000	15,000

____________

*        Shares presented on a retrospective basis to reflect the restructuring (see Note 1)

The accompanying notes are an integral part of these financial statements.

MINT INCORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

(Stated in US Dollars)

	Ordinary Shares		Subscription receivable	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	No. of Shares	Amount
Balance as of March 31, 2022	15,000	$4,000	(4,000)	1,284	137,494	(105)	138,673
Net income	—	—	—	—	819,424	—	819,424
Dividend declared and paid	—	—	—	—	(548,383)	—	(548,383)
Foreign currency translation adjustment	—	—	—	—	—	(612)	(612)
Balance as of March 31, 2023	15,000	$4,000	(4,000)	1,284	408,535	(717)	409,102

Net income	—	—	—	—	783,438	—	783,438
Subscription received	—	—	4,000	—	—	—	4,000
Foreign currency translation adjustment	—	—	—	—	—	1,180	1,180
Balance as of March 31, 2024	15,000	$4,000	—	1,284	1,191,973	463	1,197,720

____________

*        Shares presented on a retrospective basis to reflect the restructuring (see Note 1)

The accompanying notes are an integral part of these financial statements.

MINT INCORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

(Stated in US Dollars)

	Year ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$783,438	$819,424
Depreciation of property and equipment	4,679	2,444
Amortization of operating lease right-of-use assets	39,893	—
Provision for allowance for expected credit losses	6,333	4,533
Changes in assets and liabilities:
Accounts receivable, net	(447,366)	(374,609)
Contract assets, net	(159,114)	76,380
Prepayments	(4,384)	(7,203)
Deposits and other current assets, net	1,461	(38,718)
Accounts payable	303,068	29,120
Contract liabilities	(8,582)	28,939
Accrued liabilities and other payables	173,103	56,944
Operating lease liabilities	(39,893)	—
Income tax payable	103,835	125,262
Net cash provided by operating activities	756,471	722,516

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(8,225)	(5,144)
Net cash used in investing activities	(8,225)	(5,144)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of dividend to shareholders	—	(548,383)
Capital injection by shareholders	4,000	—
Repayment to shareholders	(250,392)	—
Payments of initial public offering costs	(478,423)	—
Advance from shareholders	—	31,718
Net cash used in financing activities	(724,815)	(516,665)

Net increase in cash and cash equivalents	23,431	200,707
Effect of foreign currency translation on cash and cash equivalents	956	(424)
Cash and cash equivalents, beginning of year	292,935	92,652
Cash and cash equivalents, end of year	$317,322	292,935

Supplementary cash flow information:
Income taxes paid	$25,096	$4,964
Interest paid	—	—
Interest received	110	38

Supplemental non-cash information:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$82,066	$—

____________

*        Shares presented on a retrospective basis to reflect the restructuring (see Note 1)

The accompanying notes are an integral part of these financial statements.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Mint Incorporation Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on October 18, 2023 as an investment holding company. The Company conducts its primary operations through its indirectly wholly-owned subsidiary Matter Interiors Limited (“MIL”) which is incorporated and domiciled in Hong Kong SAR (“HKSAR”) on November 16, 2018.

The Company wholly owns CKL Holding Limited (“CKL”) an investment holding company that was incorporated in the BVI on October 27, 2023. The primary purpose of CKL is to hold MIL.

The Company, through its indirectly wholly-owned subsidiary, MIL, is an interior design and fit out service provider based in HKSAR, providing design, fit out and repair and maintenance services for residential and non-residential buildings. The design service includes provision of conceptualized design with layout plans and detailed design drawings. Fit out works include installing materials to cover floors or walls, installing or constructing partition walls, windows, furniture or fixtures and installing other systems such as plumbing or electrical wiring. Repair and maintenance works include, among other things, replacement of fixtures and fittings and repainting walls and ceilings.

The following is an organization chart of the Company and its subsidiaries:

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on November 29, 2023. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the two-year period ended March 31, 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The consolidated balance sheets as of March 31, 2024 & 2023 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 10.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its audited financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance with generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in the United States Dollars (“USD” or “$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiaries in the Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), its other subsidiaries which are incorporated in British Virgin Islands is United States Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

The Company’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

	March 31, 2024	March 31, 2023
Period-end $: HK$ exchange rate	7.83	7.85
Period average $: HK$ exchange rate	7.82	7.84

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities less than three months.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, underwriter’s expense, other professional fees, Nasdaq listing fee and FINRA filing fee related to the registration preparation.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are non-refundable and bear no interest.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deposits and other current assets, net

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net, primarily consists of other receivables from third parties. These amounts are non-refundable, unsecured and bear no interest. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the property and equipment are as follows:

Leasehold improvements	2 years
IT equipment	2 – 3 years
Furniture & fixtures	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Lease

Effective April 1, 2021, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease right-of-use assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease right-of-use asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts payable

Accounts payable represents trade payables to vendors.

Accrued liabilities and other payables

Accrued liabilities and other payables primarily include salaries payable, other accrual and payable.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Adoption of new accounting standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective April 1, 2021, the first day of the Company’s fiscal year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to account receivable, contract assets and other financial instruments. This standard is effective for the Company for its fiscal year beginning after December 15, 2019. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted ASU 326 effective April 1, 2021, the first day of the Company’s fiscal year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Effective April 1, 2021, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Revenue Recognition

Effective April 1, 2021, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2021 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to April 1, 2021. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The five-step model defined by ASC Topic 606 requires the Company to:

1.      identify its contracts with customers;

2.      identify its performance obligations under those contracts;

3.      determine the transaction prices of those contracts;

4.      allocate the transaction prices to its performance obligations in those contracts; and

5.      recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from two sources: (1) Design and fit out services and (2) Design only services.

Revenue from design and fit out services

The Company provides design and fit out services for both residential and commercial buildings. The Company typically collect 20% to 40% of contract sum upfront before commencement of any design work, with the remaining contract sum being collected in 1 to 2 installments across fitting out period. When customer agrees on design concept and detailed design drawings, the Company will move on rendering fit out and construction works. These generally include decorative fittings on walls and windows, installing plumbing system and repair and replacement of fixtures. The Company usually has 5% to 10% contract sum withheld by customer as retention receivables to make sure all fit out works meet the criteria as specified in the contract. Retention receivables are collected within a 12-month period after completion of fit out works.

These contracts which the Company enters into with the clients are fixed price. There are no additional services to customer during the retention period but to ensure all goods and services meet the criteria as specified in the contract, therefore such warranty shall not be accounted for as a separate performance obligation. The Company historically incurs a very minimum cost during the retention period, the Company does not expect any significant liability to be incurred and no further provision made in the accounts. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since design and fit out services are highly customized and clients do not obtain benefit for each separate service, the Company concludes that the promises to be delivered on the contract would be one single performance obligation, therefore no allocation of the transaction price is required. The Company recognizes revenue from design and fit out services based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

As of March 31, 2024 and 2023, the Company had transaction price allocated to remaining performance for design and fit out services amounting to $20,445 and $28,936 which is expected to the satisfaction of a performance obligation within 12 months from March 31, 2024 and 2023 using an input measure method.

Revenue from design only services

The Company provides design only services for both residential and commercial buildings. The Company typically collect 20% to 40% of contract sum upfront before commencement of any design work, with the remaining contract sum being collected in 1-2 installments upon written acceptance of different design stages by customer. These design only contracts are fixed price and have one single performance obligation, therefore no allocation of the transaction price is required. Satisfaction of performance obligation is dependent on customer’s written acceptance and therefore revenue from design only services is recognized at a point in time when the Company delivers final design to customer; customer has no more modifications and give a written acceptance to the Company. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 9 below.

Cost of revenues

The Company’s cost of revenue is primarily comprised of the subcontracting costs, material costs and staff costs. These costs are expenses as incurred.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2024 and 2023, the Company made $10,676 and $6,030 allowance for expected credit loss, respectively.

Contract Assets, net and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. The Current Expected Credit Losses model (“CECL”), could result in earlier recognition of credit losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective April 1, 2021, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

The details of revenue and cost of revenue of the Company is as follows:

	Year ended March 31,
	2024	2023
Revenue	4,081,788	2,438,991
Revenue – related parties	301,208	234,487
Cost of revenue	(2,821,615)	(1,409,697)
Gross profit	$1,561,381	$1,263,781
Gross profit margin	35.6%	47.3%

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expense.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related Mandatory Provident Fund (“MPF”) costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Government Grant

Government grants as the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $nil and $24,486 for the years ended March 31, 2024 and 2023, respectively from the Hong Kong SAR Government.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Comprehensive Income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2024 and 2023.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due to related parties, contract assets and contract liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due to related parties, contract assets and contract liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2023
Accounts receivable	$1,015,452	$566,419
Less: allowance for expected credit loss	(10,676)	(6,030)
	$1,004,776	$560,389

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2024	2023
Balance at beginning of the year	$6,030	$574
Provision	4,627	5,464
Exchange difference	19	(8)
Balance at end of the year	$10,676	$6,030

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT ASSETS, NET

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets, net consisted of the following:

	As of March 31,
	2024	2023
Contract assets	$225,610	$66,319
Less: allowance for expected credit loss	(2,193)	(469)
	$223,417	$65,850

The movement of contract assets is as follow:

	As of March 31,
	2024	2023
Balance at beginning of the year	$66,319	$95,136
Additions	236,285	1,065,329
Changes due to billings	(77,170)	(1,093,966)
Exchange difference	176	(180)
Balance at end of the year	$225,610	$66,319

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2024	2023
Balance at beginning of the year	$469	$1,229
Provision/(reversal of provision)	1,722	(760)
Exchange difference	2	—
Balance at end of the year	$2,193	$469

NOTE 5 — DEFERRED INITIAL PUBLIC OFFERING COSTS

Deferred initial public offering costs consisted of the following:

	As of March 31,
	2024	2023
Legal fees and expenses	$257,144	$—
Other professional advisors fees	156,197	—
Underwriter’s expense	50,000	—
Printing and engraving expenses	8,000	—
NASDAQ listing fee	5,000	—
FINRA filing fee	2,000	—
	$478,341	$—

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consisted of the following:

	As of March 31,
	2024	2023
Deposits	$18,608	$19,943
Other current assets, net	—	64
Less: allowance for expected credit loss	(54)	(72)
	$18,554	$19,935

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2024	2023
Balance at beginning of the year	$72	$243
Reversal of provision	(18)	(171)
Balance at end of the year	$54	$72

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31,
	2024	2023
At cost:
Leasehold improvements	$25,816	$25,816
IT equipment	13,011	6,683
Furniture and fixtures	1,894	—
Exchange difference	(251)	(323)
	40,470	32,176
Less: accumulated depreciation	(31,841)	(27,109)
Total	$8,629	$5,067

Depreciation expense for the years ended March 31, 2024 and 2023 was $4,679 and $2,444, respectively.

NOTE 8 — LEASE

The Company has operating leases for office space. During the year, the Company recognized right-of-use assets of $82,066, and lease liabilities of $82,066 in accordance with ASC842, Leases. The lease agreement does not specify an explicit interest rate. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Prime Rate was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 5.75%. As of March 31, 2024, the weighted average remaining lease term is 1 year, the weighted average discount rate is 5.75%.

The following table shows operating lease right-of-use assets, net and operating lease liabilities:

	As of March 31,
	2024	2023
Assets
Operating lease right-of-use assets, net	$42,180	$—
Liabilities
Operating lease liabilities, current	42,180	—

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — LEASE (cont.)

During the year ended March 31, 2024, the company incurred operating lease expenses, as follows:

	As of March 31,
	2024	2023
Operating lease expenses:
Amortization of leased assets	$39,893	$—
Interest of lease liabilities	3,585	—
Total operating lease expenses	$43,478	$—

The cash paid for amounts included in the measurement of operating lease liabilities for the year ended March 31, 2024 and 2023 amounted to $43,478 and $nil respectively.

As of March 31, 2024, the maturity analysis of operating lease liabilities is as follows:

Financial years ending March 31,
2025	$43,478
Thereafter	—
Total undiscounted cash flows	43,478
Less: imputed interest	(1,298)
Present value of lease liabilities	42,180
Less: Non-current portion of lease liabilities	—
Current portion of lease liabilities	$42,180

NOTE 9 — CONTRACT LIABILITIES

Contract liabilities consisted of the following:

	As of March 31,
	2024	2023
Balance at beginning of year	$28,936	$—
Additions	272,045	708,320
Recognized to revenue during the year	(280,625)	(679,351)
Exchange difference	89	(33)
Balance at the end of year	$20,445	$28,936

Contract liabilities represent the payment advanced from customers.

NOTE 10 — EQUITY

Ordinary shares

The equity of the Company as of March 31, 2024 and 2023 represents 200,000 ordinary shares authorized, 15,000 ordinary shares issued and outstanding with no par value, amounting to $4,000.

The Company is authorized to issue a maximum of 200,000 shares of no par value each divided into (i) 180,000 Class A ordinary shares of no par value and (ii) 20,000 Class B ordinary shares of no par value, of which 10,000 Class A Ordinary Shares and 5,000 Class B Ordinary Shares are issued and outstanding as of March 31, 2024 and 2023. The following is a summary of the rights, preferences, and terms of the Class A ordinary shares and Class B ordinary shares:

Dividends

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to an equal share of dividends when, as and if, declared by our board of directors. As of March 31, 2024 and 2023, the Company has declared dividends of $nil and $548,383 respectively.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

Voting

Holders of Class A Ordinary Shares are entitled to one (1) vote per share.

Holders of Class B Ordinary Shares are entitled to twenty (20) votes per share.

Liquidation Preference

Both holders of Class A and Class B Ordinary Shares have the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Conversion

In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Each Class B Ordinary Share is converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of Class A Ordinary Shares, as may be issued at the conversion rate of 1:1 basis from Class B Ordinary Shares to Class A Ordinary Shares (“Conversion Rate”), of fully paid Class A Ordinary Shares calculated at the Conversion Rate.

Class A Ordinary Shares and Class B Ordinary Shares are referred to as ordinary shares throughout the notes to these financial statements, unless otherwise noted.

NOTE 11 — EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 12 — PROVISION FOR INCOME TAX

Enterprise income tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

HKSAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — PROVISION FOR INCOME TAX (cont.)

The following tables provide the reconciliation of the difference between the statutory and effective tax expenses following as of March 31, 2024 and 2023:

	For the year ended March 31,
	2024	2023
Income before tax expenses	$912,370	$949,649
Income taxes computed at Hong Kong Profits Tax rate	150,541	156,692
Tax allowance at the statutory tax rates	(1,276)	(765)
Tax effect on non-assessable income*	(18)	(5,062)
Tax effect on non-deductible expenditure	772	403
Tax effect of two-tier tax rate	(21,087)	(21,042)
Exchange difference	—	(1)
Income tax expenses	$128,932	$130,225

____________

*        Income that is not taxable mainly consisted of government grants which are non-taxable under Hong Kong profits tax law.

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended March 31, 2024 and 2023:

	For the year ended March 31,
	2024	2023
HK SAR statutory tax rate	16.5%	16.5%
Tax allowance at the statutory tax rates	(0.1)%	(0.1)%
Non-assessable income	—%	(0.5)%
Non-deductible expenditure	—%	—%
Two-tier tax rate	(2.3)%	(2.2)%
Effective tax rate	14.1%	13.7%

NOTE 13 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	As of March 31,
	2024	2023
Accrued salaries	$12,609	$53,077
Accruals for operating expenses	227,584	13,836
Total	$240,193	$66,913

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues as of March 31, 2024 and 2023.

Customers	For the years ended
	March 31, 2024		March 31, 2023
	Amount $	%	Amount $	%
A	709,361	16.2%	376,194	14.1%
B	582,828	13.3%	—	—
C	473,441	10.8%	—	—
D	448,139	10.2%	—	—
E	301,208	6.9%	234,487	8.8%
F	166,680	3.8%	311,175	11.6%
G	933	—	483,789	18.1%
H	—	—	179,364	6.7%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of March 31, 2024 and 2023.

Customers	As of
	March 31, 2024		March 31, 2023
	Amount $	%	Amount $	%
A	316,544	31.5%	134,644	24.0%
F	166,296	16.6%	—	—
E	150,602	15.0%	71,839	12.8%
I	51,003	5.1%	—	—
J	50,671	5.0%	—	—
K	—	—	108,577	19.4%
L	—	—	60,495	10.8%
M	—	—	47,262	8.4%

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase as of March 31, 2024 and 2023.

Suppliers	For the years ended
	March 31, 2024		March 31, 2023
	Amount $	%	Amount $	%
I	240,744	10.0%	41,825	3.0%
II	194,926	8.1%	—	—
III	150,673	6.2%	—	—
IV	129,145	5.4%	—	—
V	125,484	5.2%	—	—
VI	—	—	118,609	8.4%
VII	—	—	68,212	4.8%
VIII	—	—	63,765	4.5%
IX	—	—	40,714	2.9%

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — CONCENTRATIONS OF RISK (cont.)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s accounts payables as of March 31, 2024 and 2023.

Customers	As of
	March 31, 2024		March 31, 2023
	Amount $	%	Amount $	%
IV	83,543	23.0%	—	—
I	40,958	11.3%	—	—
X	33,795	9.3%	—	—
II	28,536	7.9%	—	—
XI	26,762	7.4%	—	—
VI	—	—	53,146	88.4%
XII	1,960	0.5%	3,669	6.1%
VII	—	—	2,961	4.9%
XIII	—	—	377	0.6%

NOTE 15 — RISKS

A.     Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended March 31, 2024 and 2023 are $1,004,776 and $560,389, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of US$63,857 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of 31 March 2024 and 2023 is $54 and $72, respectively.

B.     Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit, short-term bank loans and bank balances.

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — RISKS (cont.)

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

Except for bank deposits grouped under ‘Cash and cash equivalents’ in the balance sheet, the Company has no other significant interest-bearing assets or liabilities.

Since there is no borrowing in the Company and short-term bank deposits are under short maturity terms, the cash flow interest rate risk is considered to be low. Therefore, its income and operating cash flows are substantially independent of changes in market interest rates and no sensitivity analysis has been presented.

C.     Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.     Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.     Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 16 — RELATED PARTY TRANSACTIONS

Accounts receivable — related party, net consisted of the following:

	As of March 31,
	2024	2023
Matter Design Limited*	$152,076	$72,611
Less: allowance for expected credit loss	(1,474)	(773)
	$150,602	$71,838

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

Contract assets — related party, net consisted of the following:

	As of March 31,
	2024	2023
Matter Design Limited*	$2,683	$19,173
Less: allowance for expected credit loss	(58)	(201)
	$2,625	$18,972

Due to related parties consisted of the following:

	As of March 31,
	2024	2023
Mr. Hoi Lung CHAN**	$2,215	$135,865
Mr. Cheong Shing KU***	2,620	118,535
	$4,835	$254,400

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

Accrued liabilities and other payables — related parties consisted of the following:

		As of March 31,
		2024	2023
Mr. Hoi Lung CHAN**	Salaries payables	$—	$7,452
Mr. Cheong Shing KU***	Salaries payables	—	7,452
		$—	$14,904

In addition to the transactions and balances detailed elsewhere in these financial statements, the Company had the following transactions with related parties:

	For the years ended March 31,
	2024	2023
Revenue from Matter Design Limited*	$301,208	$234,487
Salary to Mr. Hoi Lung CHAN**	49,204	52,033
Salary to Mr. Cheong Shing KU***	49,204	91,822
Salary to Ms. Sze Ki CHENG****	2,440	—

____________

*        Matter Design Limited is controlled by Mr. Hoi Lung CHAN

**      Mr. Hoi Lung CHAN is the beneficial owner, chief executive officer and director of the Company.

***    Mr. Cheong Shing KU is the beneficial owner and director of the Company. Mr. KU also served as the director of the Company’s subsidiary, Matter Interiors Limited

****  Ms. Sze Ki CHENG is the chief financial officer of the Company

NOTE 17 — SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in

MINT INCORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SEGMENT REPORTING (cont.)

these accompanying notes. ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and majority of the Company’s revenue and all of the expense are derived in Hong Kong. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing design, fit out and repair and maintenance services to its customers in Hong Kong.

The following table presents revenue by major revenue type for the years ended March 31, 2024 and 2023, respectively:

	For the years ended March 31,
	2024	2023
Design and fit out services	$3,603,422	$2,025,410
Design only services	779,574	648,068
Total	$4,382,996	$2,673,478

The following table presents revenue by type of premises for the years ended March 31, 2024 and 2023, respectively:

	For the years ended March 31,
	2024	2023
Non-residential	$3,651,614	$1,291,995
Residential	731,382	1,381,483
Total	$4,382,996	$2,673,478

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2024 and through the issuance date of these consolidated financial statements.

NOTE 19 — SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2024, through June 27, 2024 which is the date that these consolidated financial statements are available to be issued. Other than as described below, there are no material subsequent events that require disclosure in these consolidated financial statements.

Bank facility

On April 25, 2024, the Company obtained bank facility of HK$9,000,000 (approximately US$1,150,000) which carry an interest rate at 2.5% per annum below the prime lending rate for Hong Kong dollars quoted by The Hong Kong Mortgage Corporation Limited from time to time (current interest rate at 3.625% per annum) and repayable within ten years with a repayable on demand clause. The bank borrowings were secured by the SME Financing Guarantee Scheme guaranteed by HKMC Insurance Limited and personal guarantee provided by the Company’s directors, Mr. Hoi Lung CHAN and Mr. Cheong Shing KU.

Mint Incorporation Limited

[*] Class A Ordinary Shares

_________________

PROSPECTUS

_________________

PRIME NUMBER CAPITAL LLC

            , 2024

Until and including            , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2024

MINT INCORPORATION LIMITED

[*] Class A Ordinary Shares to be sold by the Selling Shareholders

This prospectus relates to [*] of the Class A Ordinary Shares (the “Class A Ordinary Shares”) of Mint Incorporation Limited (the “Offering”), that may be sold from time to time by [*] (the “Selling Shareholder”), the existing shareholders of Mint Incorporation Limited. We will not receive any of the proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholders.

Our securities are presently not traded on any market or securities exchange. We plan to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MIMI”. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved by Nasdaq, we will not proceed with this Offering.

Since there is currently no public market established for our securities, the Selling Shareholders will sell at a price between US$[*] and US$[*] per Class A Ordinary Share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part. No sales of the Class A Ordinary Shares covered by this prospectus shall occur until after the closing of our initial public offering (the “IPO”). Once, and if, our Class A Ordinary Shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 19 of the Public Offering Prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” beginning on page 14 and “Implications of Being a Foreign Private Issuer” beginning on page 15 of the Public Offering Prospectus for more information.

Mint Incorporation Limited’s issued share capital is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are the only class of Ordinary Shares being offered in this Offering. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Due to the disparate voting powers associated with our two classes of ordinary shares, upon completion of this Offering, the two largest shareholders of our company, Deep Vision Enterprise Limited, a company controlled by Mr. Hoi Lung CHAN, our director and Chief Executive Officer, and I Sparks Enterprise Limited, a company controlled by Mr. Cheong Shing KU, our director and the Chairman of the Board, will beneficially own approximately [*]% and [*]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares, respectively; and together, [*]% of the aggregate voting power, assuming that the underwriters do not exercise their over-allotment option.

We will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of Mint’s voting power will be held by an individual, a group or another company immediately following the consummation of this Offering. Nonetheless, following the consummation of this offering,

Mint’s directors, officers and principal shareholders, Mr. Cheong Shing KU and Mr. Hoi Lung CHAN, will hold in aggregate approximately [*]% of the aggregate voting power of Mint’s issued and outstanding Class A and Class B Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option. As a result, if Mr. Ku and Mr. Chan act together, they will be able to control the management and affairs of the Company.

Mint Incorporation Limited, or Mint, is a holding company incorporated in British Virgin Islands (“BVI”). As a holding company with no material operations, Mint conducts all of its operations through its operating entity, Matter Interiors Limited (“Operating Subsidiary”), a company incorporated in Hong Kong. Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiary, but rather purchasing equity solely in Mint, the BVI holding company. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in Mint’s operations and/or a material change in the value of the securities Mint is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

All of our operations are conducted by our wholly-owned Operating Subsidiary in Hong Kong, which is a special administrative region of the PRC. We currently do not have any operations in Mainland China. We do not have any operation or maintain an office or personnel in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. However, since (1) our operations are located in Hong Kong, which is a special administrative region of the PRC, and (2) some of our customers are Mainland China companies, Mainland China individuals, or companies that have shareholders or directors that are Mainland China individuals, we are subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, and the legal and operational risks associated with operating in Mainland China also apply to our operations in Hong Kong. We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity, M&A and the oversight and control over overseas securities offerings by the PRC government. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes us. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•        may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong. However, due to the long-arm application of the current Mainland China laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page 30; and “Risk Factors — Risks Related to Doing Business in Hong Kong — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 35 of the Pubic Offering Prospectus.

We are aware that, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Recent Regulatory Development in the PRC.” Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009, or the Archives Rules. The revised Archives Rules came into effect on March 31, 2023 together with the Trial Measures. The revised Archives Rules expand their application to cover indirect overseas offering and listing, by stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

According to Article 18 of the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. Despite the foregoing, the legal and operational risks that arise from operating in Mainland China also apply to businesses operating in Hong Kong and Macau.

However, there remains uncertainty as to how the Draft Measures, the Trial Measures and the Draft Rules Regarding Overseas Listing will be interpreted or implemented and whether the PRC regulatory agencies, including the Cyberspace Administration of China (the “CAC”) and CSRC. It is also possible that new PRC laws, regulations, rules, or detailed implementation and interpretation related to the Trial Measures may be adopted in the future, which could impact businesses operating in Hong Kong and Macau that engage in activities covered by these measures.

As advised by our PRC Counsel, Guangdong Wesley Law Firm, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor Operating Subsidiary is required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary was established and operate in Hong Kong, which is not a “domestic company” for the purposes of the Trial Measures, and (iii) businesses conducted by our Operating Subsidiary are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As of the date of this prospectus, neither the CAC, the CSRC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiary’s operations or this Offering. Therefore, the

Company or its subsidiary is currently not required to obtain regulatory approval from the CAC, CSRC nor any other PRC authorities for its and its subsidiary’s operations in Hong Kong and this Offering. However, as advised by our PRC Counsel, Guangdong Wesley Law Firm, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 32 of the Public Offering Prospectus.

Matter Interiors Limited, our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes. As advised by our PRC Counsel, Guangdong Wesley Law Firm, the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations will not have an impact on our business, operations or this Offering, neither we or our Operating Subsidiary, are covered by permission requirements from the CAC that is required to approve our subsidiary’s operations, as our Operating Subsidiary will not be deemed to be an “operator” or a “data processor” that are required to file for cybersecurity review before listing in the United States, because: (i) our Operating Subsidiary is incorporated in Hong Kong and operates in Hong Kong; and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to the offering by a company like ours; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million individual in Mainland China and we have acquired the our customers’ separate consents for collecting and storing of their personal information and data; (iii) all of the data of our customers that our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Based on Mainland China laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor our Operating Subsidiary, are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors. Therefore, no application to obtain permission or approval from the PRC authorities are required and no permissions or approvals have been denied as of the date of this prospectus.

However, as advised by our PRC Counsel, Guangdong Wesley Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, we believe that there remains significant uncertainty in the interpretation and enforcement of relevant Mainland China cybersecurity laws and other regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our Operating Subsidiary in Hong Kong, if our Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the

PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 35 of the Public Offering Prospectus.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual in order to ensure personal data is collected on a fully-informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Compliance with PDPO and any such other existing or future data privacy related laws, regulations and governmental orders by us may entail significant expenses as we have to process the data in a secured manner by enhancing the security of our IT system from time to time and ensure that all data are properly collected and used; and any breach of PDPO could materially affect our business.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the Securities and Exchange Commission (“SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in California and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in November 2021. Our auditor is not affected by and not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or AHFCAA. These recent developments could also add uncertainties to this Offering and we cannot assure you that the NASDAQ Capital Market or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 41 of the Public Offering Prospectus.

Mint has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Mint may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Mint, our holding company incorporated in BVI, to our Operating Subsidiary in Hong Kong through CKL Holding Limited (“CKL”), our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to Mint through CKL.

If Mint intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiary to Mint through CKL in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Mint to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. We can distribute accumulated and realized profits (so far as not previously utilized by distribution or capitalization) available for distribution less its accumulated loss (to the extent that they have not been previously written off in a reduction or reorganization of capital) by dividends from our subsidiaries, including our subsidiary in Hong Kong, to Mint and shareholders and the U.S. investors, provided that the entity remains solvent after such distribution.

Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as it thinks fit, if it is satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and Mint will be able to pay our debts as they become due.

For the cash transfers between Mint and the Operating Subsidiary, and according to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the assets of such company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and that such company is able to satisfy its liabilities as they fall due in the ordinary course of its business. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution.

If any of Mint’s subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Mint. Other than the above, we have not adopted, nor do we maintain, any cash management policies and procedures as of the date of this prospectus. Additionally, as of the date of this prospectus, there are no further BVI or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Furthermore, as of the date of this prospectus, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Mint and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Mint and U.S. investors and amounts owed. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Mint, CKL or our Operating Subsidiary to transfer cash and/or assets. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of how the cash is transferred within our organization, see “Summary — Transfers of cash to and from our subsidiary” and “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” on page 3 and 38 of the Public Offering Prospectus. See “Dividend Policy” section of the Public Offering Prospectus for further details.

Mint, our BVI holding company, since its incorporation on October 18, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Mint and our subsidiaries, or by our Operating Subsidiary to Mint or CKL. For fiscal year ended March 31, 2023 and 2024, our Operating Subsidiary declared dividends in an aggregate of US$548,383 and nil directly to its then shareholders before the incorporation of Mint and CKL. Save as mentioned, our subsidiaries have not declared or made any dividends or other distribution for fiscal years ended March 31, 2023 and 2024. We do not have any present plan to declare or pay any dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The date of this prospectus is            , 2024

THE OFFERING

Securities being Offered by the Selling Shareholders	[*] Class A Ordinary Shares
Ordinary Shares Outstanding Before the Offering:	[*] Class A Ordinary Shares and [*] Class B Ordinary Shares
Ordinary Shares Outstanding Immediately after the Initial Public Offering pursuant to the Public Offering Prospectus:	[*] Class A Ordinary Shares and [*] Class B Ordinary Shares
Offering Price

Since there is currently no public market established for our securities, the Selling Shareholders will sell at a price at a price between US$[*] and US$ [*] per Class A Ordinary Share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part.

Once, and if, our Class A Ordinary Shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

Listing	We plan to list the Class A Ordinary Shares on the Nasdaq Capital Market
Proposed Nasdaq Capital Market Symbol	MIMI
Terms of the Offering	The Selling Shareholders will determine when and how it will sell the securities offered in this prospectus.
Use of Proceeds:

We are not selling any Class A Ordinary Shares covered by this Resale Prospectus. As such, we will not receive any of the proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholders named in this prospectus.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Class A Ordinary Shares by the Selling Shareholders. In addition, the underwriter will not receive any compensation from the sale of the Class A Ordinary Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of Class A Ordinary Shares offered by it under this prospectus. We have agreed to bear the expenses relating to the registration of the Class A Ordinary Shares for the Selling Shareholders.

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SELLING SHAREHOLDERS

The securities being offered for resale by the Selling Shareholders consist of a total of [*] Class A Ordinary Shares. The following table sets forth the name of the Selling Shareholders, the number and percentage of Class A Ordinary Shares beneficially owned by the Selling Shareholders, the number of Class A Ordinary Shares that may be sold in this offering and the number and percentage of Class A Ordinary Shares the Selling Shareholders will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholders. We will not receive any proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholders.

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

As at the date of this prospectus, the Selling Shareholders beneficially holds [*]% of Class A Ordinary Shares and [*]% of Class B Ordinary Shares of the Company. Please see “Corporate History and Structure — History of Shares” on the Public Offering Prospectus for more information.

The Class A Ordinary Shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders the opportunity to sell those Class A Ordinary Shares. The Selling Shareholders is not a broker dealer nor an affiliate of a broker dealer. The Selling Shareholders have no agreement or understanding to distribute any of the shares being registered. Each selling shareholder may offer for sale from time to time any or all of the shares. The table below assumes that the Selling Shareholders will sell all of the shares offered for sale hereby. The Selling Shareholders may offer for sale from time to time any or all of the shares. The table below assumes that the Selling Shareholders will sell all of the shares offered for sale hereby. The Selling Shareholders is under no obligation to sell all or any portion of such Class A Ordinary Shares nor are the Selling Shareholders obligated to sell any Class A Ordinary Shares immediately upon effectiveness of this prospectus.

Name of Selling Shareholders	Class A Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership of Class A Prior to Offering(1)	Number of Class A Ordinary Shares to be Sold	Number of Class A Ordinary Shares Owned After Offering	Percentage Ownership of Class A Ordinary Shares After Offering(1)
		%		0	0
		%		0	0

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SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

Since there is currently no public market established for our securities, the Selling Shareholders will sell at a price between US$[*] and US$[*] per Class A Ordinary Share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part. Once, and if, our Class A Ordinary Shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

The Selling Shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the Class A Ordinary Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Class A Ordinary Shares owned by it and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Class A Ordinary Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as selling shareholder under this prospectus. The Selling Shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Class A Ordinary Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A Ordinary Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell our Class A Ordinary Shares short and deliver these securities to close out it short positions, or loan or pledge the Class A Ordinary Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the Class A Ordinary Shares offered by them will be the purchase price of the Class A Ordinary Shares less discounts or commissions, if any. The Selling Shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A Ordinary Shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

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Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, and in no case will the maximum compensation received by any broker-dealer exceed seven percent (7%).

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, agents, or broker-dealers, and Selling Shareholders who is affiliate of broker-dealers, that participate in the sale of the Class A Ordinary Shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholders who are an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between the Selling Shareholders and any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Shareholders” for description of any material relationship that a shareholder has with us and the description of such relationship.

To the extent required, the shares of our Class A Ordinary Shares to be sold, the name of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Class A Ordinary Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A Ordinary Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and its affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

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LEGAL MATTERS

The validity of the Class A Ordinary Shares offered hereby and certain legal matters as to BVI law will be passed upon for us by Ogier. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. We are represented by TC & Co. with respect to certain legal matters as to the laws of Hong Kong.

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PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

The underwriting agreement in connection with this Offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

Mint Incorporation Limited was incorporated on October 18, 2023. In connection with the incorporation, on October 18, 2023, Mint Incorporation Limited issued a total of 10,000 shares of Class A Ordinary Shares to 17 shareholders.

Issuance of Class B Ordinary Shares

In November 2023, we completed a series of transactions effectuating the reorganization, pursuant to which Matter Interiors Limited, our Operating Subsidiary became a wholly owned subsidiary of Mint Incorporation Limited through CKL Holding Limited. Pursuant to the Reorganization Agreement dated November 29, 2023, Mint Incorporation Limited issued 1,625 Class B Ordinary Shares to I Sparks Enterprise Limited, 1,500 Class B Ordinary Shares to AL Holding Group Limited, and 1,875 Class B Ordinary Shares to Deep Vision Enterprise Limited, respectively, all credited as fully paid.

We believe that each of the issuances and transfers was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Item 8. Exhibits and Financial Statement Schedule

(a)     Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association of the Registrant
5.1**	Opinion of Ogier regarding the validity of the ordinary shares being registered and certain British Virgin Islands tax matters
10.1†	Employment Agreement by and between Cheong Shing KU and the Registrant, dated as of October 20, 2023
10.2†	Employment Agreement by and between Hoi Lung CHAN and the Registrant, dated as of October 20, 2023
10.3*	Employment Agreement by and between Sze Ki CHENG and the Registrant, dated as of March 21, 2024
10.4**	Office Rental Agreement between Matter Interiors Limited and Lock See Enterprises Limited, dated April 13, 2022
14.1**	Code of Business Conduct and Ethics of the Registrant
14.2**	Clawback Policy of the Registrant
14.3**	Insider Trading Policy of the Registrant
21.1†	List of Subsidiaries
23.1**	Consent of WWC, P.C.
23.2**	Consent of Ogier, BVI Counsel to the Registrant (included in Exhibit 5.1)
23.3**	Consent of Mr. Jeremy CHEUNG, barrister-at-law (included in Exhibit 99.7)
23.4†	Consent of Guangdong Wesley Law Firm
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nominating Committee Charter
99.4**	Consent of Ving Lung MA, Independent Director Nominee
99.5**	Consent of Chun Pong Raymond SIU, Independent Director Nominee
99.6**	Consent of Lo Chanii KAM, Independent Director Nominee
99.7**	Opinion of Mr. Jeremy CHEUNG, barrister-at-law regarding certain Hong Kong law and tax matters
107**	Filing Fee Table

____________

*        Filed herein

**      To be filed via amendment

†        Previously filed

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6)    To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on June 27, 2024.

Mint Incorporation Limited
By:	/s/ Hoi Lung CHAN
Name:	Hoi Lung CHAN
Title:	Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Cheong Shing KU	Chairman and Director	June 27, 2024
Cheong Shing KU
/s/ Hoi Lung CHAN	Chief Executive Officer and Director	June 27, 2024
Hoi Lung CHAN	(Principal Executive Officer)
/s/ Sze Ki CHENG	Chief Financial Officer	June 27, 2024
Sze Ki CHENG	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on [            ], 2024.

[* Authorized Agent]
By:
Name:	[ ]
Title:	[ ]
on behalf of
[ ]